                                                                       EXHIBIT 2

                                 Sequenom, Inc.
                            3595 John Hopkins Court
                          San Diego, California 92121
                                 (858) 202-9000

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         To Be Held On August 23, 2001

To the Stockholders of Sequenom, Inc.:

   Notice is hereby given that a special meeting of Stockholders of Sequenom, Inc., a Delaware corporation, will be held on August 23, 2001 at 10:00 a.m., Pacific time, at the offices of Sequenom located at 3595 John Hopkins Court, San Diego, California 92121, for the following purposes:

     1. To approve a transaction involving the issuance of up to 14,403,870 shares of common stock of Sequenom, pursuant to a Scheme of Arrangement under Section 425 of the U.K. Companies Act 1985 to be implemented in accordance with a Transaction Agreement, dated as of May 29, 2001, by and between Sequenom and Gemini Genomics plc. Subject to the approval of the High Court of Justice in England and Wales and the shareholders of Gemini and the satisfaction (or waiver, if permitted) of the other conditions contained in the Transaction Agreement, pursuant to the Scheme of
  Arrangement: (a) all outstanding ordinary shares of Gemini will be cancelled and new ordinary shares of Gemini will be issued to Sequenom; (b) Gemini shareholders will receive 0.2 shares of Sequenom common stock for each outstanding ordinary share of Gemini held, representing for holders of Gemini American Depositary Shares 0.4 shares of Sequenom common stock for each Gemini American Depositary Share held, subject to downward adjustment in certain circumstances as provided in the Transaction Agreement; and (c) Gemini will become a wholly-owned subsidiary of Sequenom (items (a) through (c) are referred to in the proxy statement, collectively, as the "Transaction").

     2. To approve (a) an amendment to Sequenom's certificate of incorporation to provide that the Sequenom board of directors will have the exclusive right to set the authorized number of directors from time to time and that 66 2/3% of the outstanding voting power of Sequenom common stock will be required to amend, alter or repeal this provision, and (b) a related amendment to Sequenom's bylaws to provide that the authorized number of directors will be fixed as set forth in the certificate of incorporation rather than the bylaws.

     3. To transact such other business as may properly come before the special meeting.

   The foregoing items of business are more fully described in the proxy statement accompanying this notice.

   The board of directors has fixed the close of business on July 6, 2001, as the record date for the determination of stockholders entitled to notice of and to vote at this special meeting and at any adjournment or postponement thereof.

                                       By Order of the Board of Directors

                                       /s/ Stephen L. Zaniboni

                                       Stephen L. Zaniboni
                                       Senior Vice President, Chief Financial
                                        Officer and Secretary

San Diego, California
July 19, 2001

    All stockholders are cordially invited to attend the meeting in person. Whether you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.

                                 Sequenom, Inc.
                            3595 John Hopkins Court
                          San Diego, California 92121
                                 (858) 202-9000

              PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
                                August 23, 2001

   The enclosed proxy is solicited on behalf of the board of directors of Sequenom, Inc., a Delaware corporation, for use at the special meeting of stockholders to be held on August 23, 2001 at 10:00 a.m., Pacific time, at the offices of Sequenom located at 3595 John Hopkins Court, San Diego, California 92121.

   At the special meeting, you will be asked to approve the following:

  . A transaction involving the issuance of up to 14,403,870 shares of common stock of Sequenom pursuant to a Scheme of Arrangement under Section 425 of the U.K. Companies Act 1985 to be implemented in accordance with a Transaction Agreement, dated as of May 29, 2001, by and between Sequenom and Gemini Genomics plc. Subject to the approval of the High Court of Justice in England and Wales and the shareholders of Gemini and the satisfaction (or waiver if permitted) of the other conditions contained in the Transaction Agreement, pursuant to the Scheme of Arrangement: (a) all outstanding ordinary shares of Gemini will be cancelled and new ordinary shares of Gemini will be issued to Sequenom; (b) Gemini shareholders will receive 0.2 shares of Sequenom common stock for each outstanding ordinary share of Gemini held, representing for holders of Gemini American Depositary Shares 0.4 shares of Sequenom common stock for each Gemini American Depositary Share held, subject to downward adjustment in certain circumstances as provided in the Transaction Agreement; and (c) Gemini will become a wholly-owned subsidiary of Sequenom (items (a) through (c) are referred to in this proxy statement, collectively, as the "Transaction").

  . An amendment to Sequenom's certificate of incorporation to provide that the Sequenom board of directors will have the exclusive right to set the authorized number of directors from time to time and that 66 2/3% of the outstanding voting power of Sequenom common stock will be required to amend, alter or repeal this provision, and (b) a related amendment to Sequenom's bylaws to provide that the authorized number of directors will be fixed as set forth in the certificate of incorporation rather than the bylaws.

   Sequenom common stock is listed on the Nasdaq National Market under the trading symbol "SQNM".

   The board of directors of Sequenom has unanimously approved the matters described in this document and recommends that the stockholders of Sequenom do the same. Your vote is very important. Please take the time to complete and mail the enclosed proxy card to Sequenom.

   We strongly urge you to read and carefully consider this proxy statement in its entirety, including the matters referred to under "Risk Factors" beginning at page 7.

   You may vote on the matters described in this document if you own shares of Sequenom common stock as of the close of business on July 6, 2001.

   The SEC allows us to "incorporate by reference", which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superceded by information in this proxy statement. You may obtain this information without charge from Sequenom by written or oral request as described under "Where You Can Find More Information" on page 63. To obtain timely delivery of the information, please make your request no later than August 16, 2001.

 Neither the Securities and Exchange Commission nor any state securities regulators have approved the Sequenom common stock to be issued in the Transaction or determined if this proxy statement is accurate or adequate. Any representation to the contrary is a criminal offense.


   The date of this proxy statement is July 19, 2001, and it is first being mailed to Sequenom stockholders on or about July 20, 2001.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Questions and Answers About the Transaction and the Special Meeting.......   1

Summary...................................................................   3

Risk Factors..............................................................   7

  Risks Related to the Transaction........................................   7

  Risks Related to the Business of the Combined Company After the
   Transaction............................................................   8

The Special Meeting.......................................................  15

  Date, Time and Place....................................................  15

  Purpose.................................................................  15

  Board of Directors Recommendation.......................................  15

  Quorum..................................................................  15

  Record Date.............................................................  15

  Stockholders Entitled to Vote...........................................  15

  Required Votes..........................................................  16

  Proxies.................................................................  16

  Revocability of Proxies.................................................  16

  Costs of Solicitation...................................................  16

Market Price Information..................................................  17

Comparative Per Share Data ...............................................  18

Sequenom Summary Financial Information....................................  19

Gemini Summary Financial Information......................................  20

Unaudited Pro Forma Combined Condensed Financial Statements...............  21

The Transaction...........................................................  27

  Background of the Transaction...........................................  27

  Reasons for the Transaction.............................................  29

  Stock Ownership Following the Transaction...............................  29

  Opinion of Financial Advisor to Sequenom................................  30

  Stock Listing...........................................................  38

  No Appraisal Rights.....................................................  38

Certain Terms of the Transaction Agreement................................  39

  Consideration to be Received in the Transaction.........................  39

  Treatment of Gemini Options and Warrants................................  39

  Covenants...............................................................  40

  Representation and Warranties...........................................  43

  Conditions to the Transaction...........................................  44

  Termination; Termination Fee............................................  45

  Expenses................................................................  46

Interests Of Certain Persons In The Transaction And Related Agreements....  47

  Interests of Certain Persons............................................  47

  Registration Rights Agreement...........................................  47

  Employment Agreements...................................................  48

                                                                          Page
                                                                          ----
Other Matters Related to the Transaction.................................  48

  Federal Income Tax Consequences........................................  48

  Accounting Treatment...................................................  48

  Certain Federal Securities Law Consequences............................  48

United Kingdom Corporate and Regulatory Approvals Concerning the
 Transaction.............................................................  49

  The Scheme of Arrangement..............................................  49

  The Extraordinary General Meeting of Gemini............................  49

  The Court Meeting......................................................  50

Business of Gemini.......................................................  51

Gemini Management's Discussion and Analysis of Financial Condition and
 Results of Operations...................................................  53

  Overview...............................................................  53

  Operating Results......................................................  54

  Quantitative and Qualitative Disclosures About Market Risk.............  57

Sequenom Directors After the Transaction.................................  60

Experts..................................................................  60

Other Matters and Proposals for the Sequenom Special Meeting.............  61

Where You Can Find More Information......................................  63

Index to Gemini Financial Statements..................................... F-1

Attachment A -- Transaction Agreement dated 29 May 2001

Attachment B -- Fairness Opinion of Robertson Stephens, Inc.

Attachment C -- Certificate of Amendment of the Second Amended and Restated
                Certificate of Incorporation of Sequenom, Inc.

Attachment D -- Amendment to Restated Bylaws of Sequenom, Inc.

Proxy Card

      QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE SPECIAL MEETING

Q. What do I need to do now?

A. Please mail your signed proxy card as soon as possible but in any event no later than August 17, 2001. The special meeting will take place on August 23, 2001. The Sequenom board of directors unanimously recommends voting in favor of the proposals to be considered at the special meeting.

Q. Should I send in my stock certificates?

A. No. The number of shares of Sequenom common stock that you own will not be affected by the Transaction. Sequenom will be issuing shares of Sequenom common stock only to the former shareholders of Gemini after the Transaction is completed.

Q. Explain what stockholders will receive in the Transaction.

A. Sequenom Stockholders. Sequenom stockholders will not receive anything. After the Transaction, each outstanding share of Sequenom common stock will remain outstanding. Holders of Sequenom common stock will continue to hold the same number of shares after the Transaction.

   Gemini Shareholders. In the Transaction, each Gemini ordinary share will be cancelled in exchange for 0.2 shares of Sequenom common stock, and each Gemini American Depositary Share will be cancelled in exchange for 0.4 shares of Sequenom common stock, subject in each case to downward adjustment in certain circumstances as provided in the Transaction Agreement. See "Certain Terms of the Transaction Agreement--Consideration to be Received in the Transaction".

Q. How does the Transaction impact overall stock ownership?

A. An aggregate of up to 14,403,870 shares of Sequenom common stock will be issued to the shareholders, option holders and warrant holders of Gemini. Immediately after the closing of the Transaction, assuming that all outstanding options and warrants to purchase Gemini ordinary shares and American Depositary Shares assumed by Sequenom in the Transaction are exercised, the shares of Sequenom common stock issued in the Transaction will constitute approximately 35% of the then outstanding Sequenom common stock (using the treasury stock method to calculate diluted shares outstanding). Michael Fitzgerald, the Chairman of Gemini, together with three Gemini shareholders affiliated with Mr. Fitzgerald, would beneficially own in the aggregate approximately 10.1% of the then outstanding Sequenom common stock (assuming the exercise of all outstanding Sequenom options and warrants). See "Risk Factors--Dilution of Voting Interests of Sequenom Stockholders" and "The Transaction--Stock Ownership Following the Transaction".

Q. Why has the Sequenom board of directors proposed the amendment of Sequenom's certificate of incorporation and bylaws to allow the board to set the authorized number of Sequenom's directors?

A. As an integral part of the Transaction, Sequenom has agreed to elect Mr. Fitzgerald and a nominee of Mr. Fitzgerald who is a director of, or employed by, a publicly held biotechnology or pharmaceutical company (other than Gemini) and is reasonably acceptable to Sequenom's board of directors. The election of these two additional directors would increase the number of Sequenom directors from six to eight. Sequenom has further agreed that, for at least two years following the completion of the Transaction (unless otherwise consented to by at least 80% of the directors on the board), the Sequenom board will be comprised of no more than eight directors. Sequenom's bylaws currently limit the number of directors to any number between four and seven and require that 66 2/3% of the directors and the holders of at least 66 2/3% of the then outstanding shares of Sequenom common stock approve any change to the range of the number of directors. Sequenom's board of directors believes that it is in the best interests of Sequenom and its stockholders (a) to allow the board of directors to set the authorized number of directors from time to time without making that number subject to a range pre-approved by the stockholders, (b) to include that provision in Sequenom's certificate of incorporation rather than Sequenom's bylaws and (c) to provide in Sequenom's certificate of incorporation that 66 2/3% of the outstanding voting power of Sequenom common stock is required to amend, alter or repeal this provision. See "Other Matters and Proposals for the Sequenom Special Meeting".

   It is a condition (which may be waived only by Gemini) to the completion of the Transaction that Mr. Fitzgerald and a person selected by Mr. Fitzgerald be appointed to the Sequenom board, and Sequenom has agreed to take all action reasonably necessary to include these additional directors and cause their nomination and election to the board. However, it is not a condition to the completion of the Transaction that the proposed amendments be adopted by Sequenom stockholders.

                                    SUMMARY

   This summary highlights selected information found in greater detail elsewhere in this proxy statement. This summary does not contain all of the information that is important to you. We urge you to read the entire proxy statement (including the Transaction Agreement, which is attached as Attachment
A) before you decide how to vote on the proposals to be presented at the special meeting. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary. Unless the context requires otherwise, references to "we", "us", "our" and "Sequenom" refer to Sequenom, Inc. and references to "Gemini" refer to Gemini Genomics plc.

The Companies

Sequenom, Inc.
3595 John Hopkins Court
San Diego, CA 92121
(858) 202-9000

   Sequenom, a Delaware corporation, is a leader in the worldwide effort to identify genes and genetic variations with significant impact on human health. Using its innovative technologies, information and scientific strategy, Sequenom is translating data generated from the Human Genome Project into medically important applications. Breaking through the limitations of traditional genomic research, Sequenom's MassARRAY(TM) product line, single nucleotide polymorphism, or SNP, assay portfolio and disease gene discovery program are generating results that position Sequenom to be a leader in the race to develop genetics-based diagnostic and therapeutic products.

Gemini Genomics plc
162 Science Park
Milton Road
Cambridge CB4 0GH
England
011 44 1223 435 300

   Gemini, a public limited company formed under the laws of England and Wales, is a clinical genomics company focused on the discovery and commercialization of novel gene-based drug discovery targets. Because it is clear that a comprehensive understanding of disease depends on the integration of genetics, proteomics, environmental factors and clinical and medical information from human volunteers, Gemini's approach has been to collect and analyze that information from a wide range of human population groups, including twins, disease-affected families, isolated (founder) populations and drug trial subjects. By investing in leading edge bioinformatics, molecular and computational biology and other technologies, Gemini has been able to effectively apply these technologies to the acceleration of disease gene identification, target discovery, and drug development. See "Business of Gemini".

Reasons for the Transaction (page 29)

   The board of directors of Sequenom approved the Transaction based upon a number of factors. The Transaction presents important scientific and commercial opportunities through the creation of a company with the resources to expedite disease gene identification, drug discovery and development. Gemini's extensive collection of clinical genomics data and samples combined with Sequenom's genetic analysis technology platform and disease gene discovery program means that the combined company will have the capacity to perform millions of genetic analyses with approximately 20 million clinical data points from more than 75,000 volunteer subjects. The combination of the clinical genomics data, genetic technology platform and disease gene discovery program of the combined company is expected to expedite its discovery activities and reduce the time needed to identify and commercialize novel gene-based targets.

   The combined company will attempt to identify genes involved in common human diseases using bioinformatics and analytical tools. The Transaction will significantly expand Sequenom's ability to perform disease gene association and genetic marker validation studies. Sequenom believes this will help it develop a pipeline of validated genes for downstream development of diagnostic and therapeutic products. Each business unit of the combined company will supplement the work of the other, with the goal of leveraging and optimizing the value of each of the previously independent companies. See "The Transaction--Reasons for the Transaction".

Opinion of Financial Advisor to Sequenom (page 30)

   In deciding to approve the Transaction, the Sequenom board of directors considered an opinion from its financial advisor, Robertson Stephens, Inc. On May 25, 2001, Robertson Stephens delivered its oral opinion, subsequently confirmed in writing, to the Sequenom board of directors that, as of that date and based on the assumptions made, matters considered and limitations on the review undertaken described in the written opinion, the exchange ratios of 0.2 shares of Sequenom common stock for each Gemini ordinary share and 0.4 shares of Sequenom common stock for each Gemini American Depositary Share were fair from a financial point of view to Sequenom. See Attachment B for a copy of the full opinion. Sequenom encourages you to read this opinion carefully in its entirety. The opinion of Robertson Stephens is directed to the Sequenom board of directors and is not a recommendation to any stockholder on how to vote with respect to the Transaction.

Required Votes (page 16)

   The affirmative vote of the stockholders of Sequenom representing a majority of the common stock voting in person or represented by proxy at the special meeting is required to approve the Transaction.

   The affirmative vote of a majority of the Sequenom common stock outstanding on the record date is required to approve the amendment to Sequenom's certificate of incorporation. The affirmative vote of 66 2/3% of the shares of Sequenom common stock outstanding on the record date is required to approve the amendment to Sequenom's bylaws. The approval of the amendment to Sequenom's certificate of incorporation is subject to, and contingent upon, the approval of the amendment to Sequenom's bylaws.

The Scheme of Arrangement (page 49)

   Gemini will be acquired by Sequenom by way of a "Scheme of Arrangement". A Scheme of Arrangement, or a "Scheme", is a U.K. statutory procedure whereby, subject to the requisite approvals of Gemini shareholders and the sanction of the High Court of Justice in England and Wales (the "High Court"), Gemini ordinary shares will be cancelled and new Gemini shares will be issued to Sequenom, leaving Sequenom as the sole shareholder of Gemini and Gemini as a wholly owned subsidiary of Sequenom. In consideration for the cancellation of Gemini ordinary shares, the Gemini shareholders will receive shares of Sequenom common stock.

Conditions to the Transaction (page 44)

   Sequenom and Gemini will complete the Transaction only if a number of conditions set forth in Appendix IV and Section 7 of the Transaction Agreement are either satisfied or waived, some of which include:

  . The Scheme of Arrangement becoming effective by not later than November
    30, 2001 or such later date as Sequenom and Gemini may agree and the High Court shall approve, failing which the Scheme will lapse.

  . Approval of the Scheme of Arrangement by a majority in number of Gemini shareholders representing at least 75% of the Gemini ordinary shares, present and voting, either in person or by proxy, at the meeting of Gemini shareholders convened by the High Court.

  . Sanction of the Scheme of Arrangement and confirmation of the reduction of capital involved in the Scheme by the High Court (in both cases, with or without modification agreed by Sequenom and Gemini).

  . An office copy of the final court order being delivered for registration to the Registrar of Companies in England and Wales and being registered by him.

  . Approval of the issuance of shares pursuant to the Scheme of Arrangement by the stockholders of Sequenom.

  . The appointment of Michael Fitzgerald and a nominee of Mr. Fitzgerald with relevant industry experience and reasonably acceptable to Sequenom as directors to the board of directors of Sequenom.

   See "Certain Terms of the Transaction Agreement--Conditions to the Transaction".

Federal Income Tax Consequences (page 48)

   The Transaction is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. No gain or loss will be recognized for U.S. federal income tax purposes by Sequenom, Gemini or Sequenom stockholders as a result of the Transaction. See "Other Matters Related to the Transaction--Federal Income Tax Consequences".

   Tax matters can be complicated, and the tax consequences of the Transaction to you will depend on the facts of your own situation. You should consult your own tax advisors to fully understand the tax consequences of the Transaction to you.

Accounting Treatment (page 48)

   The Transaction will be accounted for as a "purchase" for financial reporting purposes. For more information, see "Other Matters Related to the Transaction--Accounting Treatment".

Certain Federal Securities Law Consequences (page 48)

   The Sequenom common stock to be issued in the Transaction will not be registered under the Securities Act of 1933, in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act. As a result, no registration statement concerning the issuance of Sequenom common stock in the Transaction has been or will be filed with the SEC, other than as may be required after the completion of the Transaction pursuant to the new registration rights agreement described below. See "Other Matters Related to the Transaction--Certain Federal Securities Law Consequences" and "United Kingdom Corporate and Regulatory Approvals Concerning the Transaction".

Registration Rights Agreement (page 47)

   Michael Fitzgerald, the Chairman of Gemini, three other shareholders of Gemini affiliated with Mr. Fitzgerald and Sequenom will, prior to the closing of the Transaction, enter into a new registration rights agreement. Under the new registration rights agreement, each shareholder who is a party to the agreement will have rights, under certain circumstances, to cause Sequenom to register the shares of Sequenom common stock to be received in the Transaction for resale under the Securities Act of 1933. These registration rights are similar to the rights granted by Sequenom to certain investors prior to Sequenom becoming a public company. See "Interests of Certain Persons in the Transaction and Related Agreements--Registration Rights Agreement".

Forward-Looking Statements May Prove Inaccurate

   This proxy statement includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include the information concerning the possible future results of operations of

Sequenom, Gemini or the combined company. When used in this proxy statement, the words "may", "intend", "will", "should", "could", "potential", "expect", "anticipate", "believe", "estimate", "plan", "predict", "help", "attempt", "develop", "continue" or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. You should note that the ownership of Sequenom common stock, whether or not the Transaction is completed, involves certain risks and uncertainties that could affect the future financial results of Sequenom. Some of these risks include:

  . risks related to the integration of the Sequenom and Gemini management teams and organizations in the combined company;

  . risks associated with integrating the businesses and technologies of Sequenom and Gemini in the combined company;

  . risks related to the businesses of Sequenom and Gemini; and

  . other risks and uncertainties discussed under "Risk Factors" and elsewhere in this proxy statement.

                                  RISK FACTORS

   In deciding whether to approve the Transaction and the proposal to amend Sequenom's certificate of incorporation and bylaws, you should consider the following risks related to the Transaction and to your investment in the combined company following the Transaction. You should consider carefully these risks along with other information in this proxy statement and the documents to which we have referred. See "Where You Can Find More Information" on page 63.

Risks Related to the Transaction

When You Vote on the Transaction, You Will Not Know the Market Value of the Sequenom Common Stock to be Issued in the Transaction

   Upon completion of the Transaction, the shareholders, option holders and warrant holders of Gemini will receive up to 14,403,870 shares of Sequenom common stock based upon a fixed exchange ratio. Even if the market price of Sequenom common stock changes, there will be no change in the amount of securities to be issued to Gemini shareholders. There is no right to terminate the Transaction Agreement based on a change in Sequenom's stock price. The price of Sequenom common stock at the completion of the Transaction may vary from its price on the date of this proxy statement and on the date of the special meeting. Accordingly, stockholders will not know the specific value of Sequenom common stock to be issued upon completion of the Transaction when they vote on the Transaction.

Integration and Operation of the Combined Company

   Sequenom and Gemini expect certain benefits to arise from the Transaction. See "The Transaction-- Reasons for the Transaction". Achievement of these anticipated benefits will depend in part upon when, and how effectively, the management teams, businesses and technologies of Sequenom and Gemini are integrated. The officers and employees of Gemini have operated as an independent business until now and must adapt to functioning within a larger organization under the management of a new group of officers and directors. The integration process will be expensive and time consuming and may strain Sequenom's management and other resources. The integration of operations will require, among other things: coordinating or combining research and development efforts, aligning the business models and technologies of the two previously independent companies and addressing integration challenges associated with Sequenom's and Gemini's existing collaborations and geographically dispersed operations. Both companies have operations outside the United States that could give rise to integration challenges that neither management team has encountered before. The integration challenges could require significantly more management time, attention and resources than presently contemplated. There can be no assurance that the operations of Sequenom and Gemini will be successfully combined or that any of the anticipated benefits will be achieved.

Shares Eligible for Future Sale

   Sales of substantial amounts of Sequenom common stock in the public market could adversely affect the market price of the Sequenom common stock. Up to 14,403,870 shares of Sequenom common stock will be issued as consideration pursuant to the Transaction, including shares of Sequenom common stock that may be issued after the completion of the Transaction upon the exercise of currently outstanding Gemini options and warrants. Approximately 9.7 million shares of Sequenom common stock to be issued in the Transaction (including shares of Sequenom common stock issuable upon the exercise of Gemini options and warrants) will be eligible for sale in the public market without restriction or registration immediately following the completion of the Transaction. The remaining shares will be subject to a new registration rights agreement between Sequenom and certain Gemini shareholders. These shareholders who might otherwise be restricted from selling their Sequenom shares due to their status as affiliates of Sequenom have the right, under certain circumstances, to cause Sequenom to register their Sequenom shares for resale. Once registered, those shares would be eligible for sale in the public market without restriction. See "The Transaction--Stock Ownership Following the Transaction" and "Certain Terms of the Transaction Agreement--Treatment of Gemini Options and Warrants".

Dilution of Voting Interests of Sequenom Stockholders

   Existing holders of Sequenom common stock will own in the aggregate approximately 65% of the voting power of the outstanding shares of Sequenom common stock immediately following completion of the Transaction (assuming the exercise of all outstanding Sequenom options and warrants and the exercise of all outstanding Gemini options and warrants). See "The Transaction--Stock Ownership Following the Transaction". Existing holders of Sequenom common stock will not have the same voting power following completion of the Transaction.

Failure to Complete the Transaction Could Negatively Impact Sequenom's Price and Future Business and Operations

   If the Transaction is not completed for any reason, Sequenom may be subject to a number of material adverse consequences, including the following:

  . The price of Sequenom common stock may decline;

  . Costs related to the Transaction, such as legal, accounting and financial advisor fees, must be paid even if the Transaction is not completed; and

  . Under certain circumstances, Sequenom may be required to pay a termination fee. See "Certain Terms of the Transaction Agreement-- Termination; Termination Fee".

Risks Related to the Business of the Combined Company After the Transaction

History of Operating Losses

   Both Sequenom and Gemini have experienced significant operating losses since their inception. In each case, those losses resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with operations. Sequenom expects operating losses to continue for a number of years after the Transaction and is uncertain if, and when, the combined company will ever become profitable.

New Risks Associated with Foreign Operations

   Nearly all of Gemini's operations have been conducted outside the United States, in countries in which Sequenom does not currently operate. As a result, the combined company will be subject to increased risks of doing business abroad, such as currency fluctuations, restrictions on transfer of funds and transfer of technology and information, labor unrest, political instability and compliance with employment and other laws and regulations in applicable jurisdictions, as well as the related financial consequences of these risks.

The Combined Company's Operating Results May Fluctuate Significantly

   The revenues and results of operations of the combined company may fluctuate significantly, depending on a variety of factors, including the following:

  . its success in selling, and changes in the demand for, its products and services;

  . variations in the timing of payments from customers and collaborative partners and the recognition of these payments as revenues;

  . higher than anticipated integration costs;

  . the pricing of products and services;

  . the timing of any new product or service offerings;

  . changes in the research and development budgets of its customers and partners;

  . the introduction of new products and services by its competitors;

  . the cost and timing of its adoption of new technologies;

  . the cost, quality and availability of oligonucleotides, DNA samples, reagents and related components and technologies;

  . changes in the regulatory environment affecting healthcare and healthcare providers; and

  . expenses related to, and the results of, any litigation or other proceedings, including litigation or other proceedings relating to intellectual property rights.

   In particular, the combined company's revenues and operating results will be unpredictable because they will continue to depend largely on the number and timing of MassARRAY system placements made during a quarter as well as the revenue generated by license agreements and collaborative programs. Any delay in generating revenues could cause significant variations in operating results from quarter to quarter and could result in increased operating losses.

   Sequenom believes that period-to-period comparisons of financial results will not be meaningful. You should not rely on such comparisons as an indication of the combined company's performance. If the combined company's operating results in any future period falls below the expectations of securities analysts and investors, its stock price will likely fall.

A Reduction in Revenues from Sales of MassARRAY Systems Would Harm the Combined Company's Business

   A decline in the demand for MassARRAY Systems would reduce the combined company's total revenues and harm its business. Sequenom expects that MassARRAY system sales will continue to account for a substantial portion of the combined company's total revenues for the foreseeable future. The following factors may reduce the demand for MassARRAY systems:

  . competition from other products;

  . failure of single nucleotide polymorphisms ("SNPs") to demonstrate medical relevance;

  . negative publicity or evaluation; or

  . intellectual property claims or litigation.

The Combined Company May Need Additional Capital in the Future to Support Its Growth

   Based on current plans, Sequenom believes the combined cash, cash equivalents and short-term investments of the two companies will be sufficient to fund the combined company's operating expenses, debt obligations and capital requirements through at least the next 12 months. The actual amount of funds that the combined company will need will be determined by many factors, some of which are beyond its control, and it may need funds sooner than currently anticipated. These factors include:

  . the level of its success in selling MassARRAY systems, consumables, assays and services;

  . the level of its sales and marketing expenses;

  . the extent to which it enters into licensing arrangements, collaborations or joint ventures;

  . its progress with research and development;

  . its ability to introduce and sell new products and services;

  . the costs and timing of obtaining new patent rights;

  . the extent to which it acquires additional technologies or companies;

  . regulatory changes and competition and technological developments in its markets;

  . the level of its expenses associated with any litigation; and

  . the level of its expenses associated with integrating the businesses of Sequenom and Gemini.

   If the combined company requires additional funds and is unable to obtain them on favorable terms, it may be required to cease or reduce further commercialization of its products and services, sell some or all of its technology or assets or merge with another entity. If it raises additional funds by selling additional shares of capital stock, your ownership interest will be further diluted.

The Combined Company May Not Be Able to Successfully Adapt Its Products for Commercial Applications

   A number of potential applications of the MassARRAY technology could require significant enhancements in the core technology, including adaptation of the software, alternative chemistry and further miniaturization. If the combined company is unable to complete the development, introduction or scale-up of the manufacturing of any product or of any genotyping facility, or if any of its products or services does not achieve a significant level of market acceptance, the combined company's business, financial condition and results of operations could be seriously harmed. Market acceptance will depend on many factors, including demonstrating to customers that the technology is superior to other technologies and products which are available now or which may become available in the future. Sequenom believes that the combined company's revenue growth and profitability will substantially depend on its ability to overcome significant technological challenges and successfully introduce products and services into the marketplace.

The Combined Company and Its Collaborative Partners May Not Be Successful in Developing or Commercializing Therapeutic, Diagnostic or Other Products Using Its Products, Services or Discoveries

   Development of therapeutic, diagnostic and other products based on discoveries or collaborative partners' discoveries will be subject to the risks of failure in their development or commercial viability. These risks include the possibility that any such products will:

  . fail to receive necessary regulatory approvals;

  . fail to be developed prior to the successful marketing of similar products by competitors;

  . be found to be ineffective;

  . be difficult or impossible to manufacture on a commercial scale;

  . be uneconomical to market;

  . be found to be toxic; or

  . be impossible to market because they infringe on the proprietary rights of others or compete with products marketed by others that are superior.

   If a partner or the combined company discovers therapeutic, diagnostic or other products using the combined company's products, services or discoveries, the combined company may rely on that partner for product development, regulatory approval, manufacturing or marketing of those products before the combined company can realize some of the milestone payments, royalties and other payments it may be entitled to under the terms of its collaboration agreements. Those agreements may allow the partner significant discretion in electing whether to pursue any of these activities. The combined company will not be able to control the amount and timing of resources its partners may devote to its programs or potential products. As a result, Sequenom cannot be certain that these partners will choose to develop or commercialize any products or will be successful in doing so. If a partner is involved in a business combination, such as a merger or acquisition, or changes its business focus, its performance in its agreement with the combined company may suffer and, as a result, the combined company may not generate any revenues from the royalty, milestone and similar payment provisions of its agreement with that partner.

If the Medical Relevance of SNPs Becomes Questionable, The Combined Company May Have Less Demand for Its Products and Services

   Some of the products the combined company will attempt to develop involve new and unproven approaches. They are based on the assumption that information about genes, including information about SNPs, may help scientists better understand complex disease processes. Generally, there is a limited understanding of the role of genes in diseases, and few products based on gene discoveries have been developed. Sequenom cannot be certain that genetic information will play a key role in the development of drugs and diagnostics in the future. If the combined company is unable to generate valuable information that can be used to develop these drugs and diagnostics, the demand for its products and services will be reduced and its business will be harmed.

If the Combined Company Does Not Succeed in Obtaining Development and Marketing Rights for Some of the Assays Developed in Collaboration with Others, Its Revenue and Profitability Will Be Reduced

   The combined company's business strategy will include the development of assays in collaboration with others, and Sequenom intends to obtain commercialization rights to those assays. If the combined company is unable to obtain rights to those assays, its anticipated revenues will be reduced. Even if the combined company obtains commercialization rights, commercialization of products may require resources that it may not possess and may not be able to develop or obtain.

If the Combined Company Does Not Have Adequate Access to Genetic Materials, It Will Not Be Able to Develop Its Business

   The combined company will continue to depend on third parties for the collection of extensive and detailed proprietary clinical data and the collection and storage of large quantities of genetic material and other biological samples. It will need access to normal and diseased human DNA samples, other biological materials and related clinical and other information to develop its products and services. Agreements between the combined company and clinical partners typically are renewable, but individual partners could decide not to renew their agreements. While these agreements typically provide that data collected in the past will remain available to the combined company, the combined company might not be able to effectively enforce those terms in the jurisdiction of the partners and enforcing those terms could be time-consuming and expensive. In addition, the cost of entering into new clinical collaborations is increasing because of the increased commercial interest in genomics.

   Furthermore, if the validity of the consents obtained from DNA sample volunteers or partners' DNA sample volunteers is successfully challenged, the combined company may lose access to genetic material. Government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other DNA samples. If the combined company loses access to sufficient numbers or sources of DNA samples, or if tighter restrictions are imposed on its use of the information generated from DNA samples, its business will suffer.

The Combined Company Will Depend on Sales of SpectroCHIPs and Other Consumables for a Significant Portion of Its Revenues

   Sales of SpectroCHIPs and other consumables are an important source of revenue. Factors which may limit the use of SpectroCHIPs and other consumables include: failure to achieve additional sales of MassARRAY systems, failure to achieve acceptance of the combined company's technologies by its customers, the extent of customers' level of utilization of their MassARRAY systems and the training of customer personnel. If the combined company's customers do not purchase sufficient quantities of SpectroCHIPs and other consumables, its revenues will be lower than anticipated.

If the Combined Company Cannot Attract and Retain Highly-Skilled Personnel, the Growth of Its Business Might Not Proceed as Rapidly as Intended

   The success of the combined company's business will depend on its ability to identify, attract, hire, train, retain and motivate highly skilled personnel, in particular, management, scientific, medical and technical personnel. Competition for highly skilled personnel is intense, and the combined company may not succeed in attracting and retaining these personnel. If the combined company cannot attract and retain the personnel it requires, it may not be able to expand its business as rapidly as intended.

   Current and prospective Sequenom and Gemini employees may experience uncertainty about their future role with the combined company until integration strategies are announced or executed. This may adversely affect the ability of the combined company to attract and retain key management and technical personnel.

If Ethical, Privacy or Other Concerns Surrounding the Use of Genetic Information Becomes Widespread, the Combined Company May Have Less Demand for its Products and Services

   Genetic testing has raised ethical issues regarding privacy and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. Any of these scenarios could reduce the potential markets for the combined company's products and services, which could seriously harm its business, financial condition and results of operations.

If the Combined Company Does Not Find Any Genes of Commercial Interest, It May Not Generate Significant Additional Revenues and May Not Become Profitable

   The combined company focuses its gene discovery approach on the search for genes that affect common human diseases, many of which are affected by several different genes and other factors. Scientific understanding about which genes cause common diseases is limited. To be successful, the combined company must not only discover genes that are related to these diseases, it must also discover genes that might be suitable candidates for the development of therapeutics or diagnostics. Even if the combined company successfully identifies disease genes, if it does not find genes with commercially viable uses, it may not generate significant revenues and may not become profitable.

The Combined Company May Not Have the Resources Required to Successfully Compete in the Biotechnology Industry

   The biotechnology industry is highly competitive. Sequenom expects the combined company to compete with a broad range of companies in the United States and other countries that are engaged in the development and production of products, services and strategies to analyze and use genetic information. They include:

  . biotechnology, pharmaceutical, chemical and other companies;

  . academic and scientific institutions;

  . governmental agencies; and

  . public and private research organizations.

   Many of these competitors have much greater financial, technical, research, marketing, sales, distribution, service and other resources than the combined company will have. Moreover, its competitors may offer broader product lines, services and have greater name recognition than it will. Several early stage companies are currently making or developing products and services that may compete with the combined company's products and services. Its competitors may develop or market technologies or products that are more effective or commercially attractive than the combined company's technologies or products and services, or that may render its technologies or products obsolete. The combined company may also compete against some of its customers, which may adversely affect its relationships with them.

The Combined Company's Ability to Compete May Decline If It Loses Some of Its Intellectual Property Rights Due to Lawsuits to Protect or Enforce its Patents

   The combined company success will depend on its ability to obtain and protect patents on its technologies and to protect its trade secrets. Its patents may not afford meaningful protection for its technologies and products. Others may challenge those patents, and the patents could be narrowed, invalidated or ruled unenforceable. The combined company's current and future patent applications may not result in the issue of patents in the United States or other countries. Competitors may develop similar products that do not conflict with its patents. To protect or enforce patent rights, the combined company may initiate interference proceedings, oppositions, or patent litigation against others, such as infringement suits. Such activities could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions and remains the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office, patent offices in other countries (including the European Patent Office) or the courts (whether in the U.S. or elsewhere) regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. There is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office and in other patent offices (including the European Patent Office), and the approval or rejection of patent applications may take several years.

The Combined Company's Success Will Depend on Its Ability to Operate Without Infringing on or Misappropriating the Proprietary Rights of Others

   The combined company may be accused of infringing on the patent rights of others. Intellectual property litigation is costly, and, even if the combined company prevails, the cost of such litigation could adversely affect its business, financial condition and results of operations. Litigation is time consuming and could divert management attention and resources away from the business. If the combined company does not prevail in any litigation, in addition to any damages it might have to pay, it could be required to stop the infringing activity or obtain a license. Any required license may not be available on acceptable terms. Some licenses may be non-exclusive, and competitors may have access to the licensed technology. If the combined company fails to obtain a required license or is unable to design around a patent, it may be unable to sell some of its products or services, which could have a material adverse affect on its business, financial condition and results of operations.

Responding to Claims Relating to Improper Handling, Storage or Disposal of Hazardous Chemicals and Radioactive and Biological Materials Could Be Time Consuming and Costly

   The combined company will use controlled hazardous and radioactive materials. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, the combined company could be liable for any damages that result, which could seriously harm its business. An accident could also damage its research and manufacturing facilities and operations, resulting in delays and increased costs. In addition, such damage and any expense resulting from delays, disruptions or any claims may fall outside the scope of applicable insurance policies.

The Performance of the Combined Company's Computer Systems is Critical to Its Business and, if It Experiences System Failures, Its Gene Discovery Program Could be Hindered

   The performance of the combined company's computer systems is critical to its ability to store and access data and to identify and determine the specific function of genes. The combined company will have proprietary rights to the clinical data that it collects through its clinical collaborators and to genetic information derived from that clinical data. The combined company's ability to use this data may be limited by data protection legislation in Europe and elsewhere. The combined company will have access to other genetic information from its technology collaborators. Increasing amounts of genetic data (as opposed to clinical data) are available in the public domain. Accordingly, the computer systems must effectively handle large amounts of proprietary and non-proprietary information. The performance of the computer systems may impact whether the combined company discovers a disease gene, or how quickly it makes a discovery.

   The combined company attains and stores data using sophisticated computer software and systems, which may contain undetected errors or failures. The combined company may not succeed in upgrading its databases or other technologies or integrating its current technology with other new or existing technologies. To the degree it depends on third party suppliers of technology, those suppliers might not provide useful services or their technologies might not function as anticipated or be successfully integrated with the combined company's own technology.

   Furthermore, some locations in California have experienced sporadic periods of electricity outages. This condition is expected to continue into the future and may worsen during periods of peak energy consumption in summer months. An interruption in power supplied to the combined company's facilities could disrupt the performance of the combined company's computer systems and could adversely affect its ability to store and use genetic data, identify the specific function of genes and affect the combined company's ability to conduct its normal operations.

                              THE SPECIAL MEETING

Date, Time and Place

   The Special Meeting of Sequenom stockholders will be held at 10:00 a.m., Pacific time, on August 23, 2001, at the offices of Sequenom located at 3595 John Hopkins Court, San Diego, California 92121. Sequenom is sending this proxy statement to you in connection with the solicitation of proxies by the Sequenom board of directors for use at the special meeting or any adjournment or postponement thereof.

Purpose

   At the special meeting, you will be asked:

  . to approve the Transaction; and

  . to approve (a) an amendment to Sequenom's certificate of incorporation to provide that the Sequenom board of directors will have the exclusive right to set the authorized number of directors from time to time and that 66 2/3% of the outstanding voting power of Sequenom common stock will be required to amend, alter or repeal this provision, and (b) a related amendment to Sequenom's bylaws to provide that the authorized number of directors will be fixed as set forth in the certificate of incorporation rather than the bylaws.

   You may also be asked to transact additional business if it properly comes before the special meeting.

Board of Directors Recommendation

   The Sequenom board of directors has concluded that the proposals are advisable and in the best interest of Sequenom and its stockholders and has unanimously approved the proposals. The Sequenom board of directors unanimously recommends that Sequenom stockholders vote "FOR" approval of both proposals.

Quorum

   The presence at the special meeting, either in person or by proxy, of holders of a majority of the issued and outstanding Sequenom common stock on the record date is necessary to constitute a quorum to transact business at the meeting. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Shares of Sequenom common stock represented at the special meeting but not voting, including shares of Sequenom common stock for which proxy cards have been received but for which the holders have abstained and broker non-votes, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Record Date

   The Sequenom board of directors has fixed the close of business on July 6, 2001 as the record date for the special meeting. Only record holders of Sequenom common stock at the close of business on July 6, 2001 will be entitled to notice of and to vote at the special meeting.

Stockholders Entitled to Vote

   At the close of business on the record date, July 6 , 2001, there were 24,365,706 shares of Sequenom common stock outstanding and entitled to vote. The holders of Sequenom common stock are entitled to cast one vote for each share they hold on each matter submitted to the Sequenom stockholders for a vote at the special meeting.

Required Votes

   Approval of the Transaction requires the affirmative vote of the holders of a majority of the Sequenom common stock voting in person or represented by proxy at the special meeting. Failure to vote, broker non-votes and abstentions will not be deemed to be cast either "FOR" or "AGAINST" the Transaction.

   Approval of the proposed amendment to Sequenom's certificate of incorporation requires the affirmative vote of the holders of a majority of the Sequenom common stock outstanding on the record date.

   Approval of the proposed amendment to Sequenom's bylaws requires the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Sequenom common stock outstanding on the record date.

   The approval of the amendment to Sequenom's certificate of incorporation is subject to, and contingent upon, the approval of the amendment to Sequenom's bylaws.

   It is a condition that Sequenom stockholders approve the issuance of the Sequenom common stock in the Transaction. However, it is not a condition to the completion of the Transaction that the proposed amendments to Sequenom's certificate of incorporation and bylaws be adopted by Sequenom stockholders.

Proxies

   All shares represented by properly executed proxy cards received in time for the special meeting will be voted at the special meeting in the manner specified by the holders. Properly executed proxy cards that do not contain voting instructions with respect to approval of the proposals will be voted as recommended by the Sequenom board of directors. Accordingly, such proxies will be voted "FOR" approval of the proposals.

Revocability of Proxies

   You may revoke your proxy at any time before it is voted at the special meeting. You may revoke your proxy:

  . by filing with the Secretary of Sequenom at Sequenom's principal executive office, 3595 John Hopkins Court, San Diego, California 92121, a written notice of revocation or a duly executed proxy bearing a later date, or

  . by attending the meeting and voting in person.

   Your attendance at the meeting will not, by itself, revoke a proxy.

Costs of Solicitation

   Sequenom will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to you. Sequenom has retained Georgeson Shareholder, at an estimated cost of $20,000 plus reimbursement of expenses, to assist in the solicitation of proxies for the special meeting. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. Sequenom may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of Sequenom. No additional compensation will be paid to directors, officers or other regular employees for such services.

                            MARKET PRICE INFORMATION

   Sequenom common stock and Gemini American Depositary Shares are both listed on the Nasdaq National Market. Sequenom began trading on the Nasdaq National Market on February 1, 2000 and Gemini began trading on July 26, 2000. Sequenom's ticker symbol is "SQNM" and Gemini's ticker symbol is "GMNI". The tables below set forth for the fiscal quarters indicated, the reported high and low sale prices of Sequenom common stock and Gemini American Depositary Shares as reported by the Nasdaq National Market.

Sequenom Common Stock

                                                                   Year ended
                                                                  December 31,
                                                                      2000
                                                                 --------------
                                                                  High    Low
                                                                 ------- ------
   First quarter (from February 1).............................. $191.25 $26.00
   Second quarter............................................... $ 52.56 $17.00
   Third quarter................................................ $ 50.00 $24.00
   Fourth quarter............................................... $ 45.50 $12.13

                                                                  Year ending
                                                                  December 31,
                                                                      2001
                                                                 --------------
                                                                  High    Low
                                                                 ------- ------
   First quarter................................................ $ 21.75 $ 7.63
   Second quarter .............................................. $ 16.37 $10.18
   Third quarter (through July 18, 2001)........................ $ 12.20 $11.61

Gemini American Depositary Shares

                                                                  Fiscal year
                                                                  ended March
                                                                    31, 2001
                                                                 --------------
                                                                  High    Low
                                                                 ------- ------
   Second quarter (from July 26)................................ $ 22.36 $13.13
   Third quarter................................................ $ 14.38 $ 5.38
   Fourth quarter............................................... $  8.25 $ 2.78

                                                                  Fiscal year
                                                                  ending March
                                                                    31, 2002
                                                                 --------------
                                                                  High    Low
                                                                 ------- ------
   First quarter ............................................... $  5.82 $ 3.72
   Second quarter (through July 18, 2001)....................... $  4.73 $ 4.55

   At July 6, 2001, there were approximately 8,500 holders of record of Sequenom common stock.

   On July 18, 2001, the last full trading day for which it was practicable to obtain market data before the printing of this document, the closing sale price reported on the Nasdaq National Market for Sequenom's common stock was $11.28 per share. On May 25, 2001, the last full trading day prior to the announcement of the signing of the Transaction Agreement, the closing sale price reported on the Nasdaq National Market for Sequenom's common stock was $17.68 per share.

   On July 18, 2001, the last full trading day for which it was practicable to obtain market data before the printing of this document, the closing sale price reported on the Nasdaq National Market for Gemini's American Depositary Shares was $4.41 per share. On May 25, 2001, the last full trading day prior to the announcement of the signing of the Transaction Agreement, the closing sale price reported on the Nasdaq National Market for Gemini's American Depositary Shares was $5.60 per share.

   Neither Sequenom nor Gemini has paid any cash dividends in the past. Sequenom intends to retain future earnings to fund the development and growth of its business and not to pay any cash dividends in the foreseeable future.

                           COMPARATIVE PER SHARE DATA

   The following table sets forth certain audited and unaudited historical per share data of Sequenom and Gemini and unaudited pro forma combined per share data. You should read the information below with the selected historical financial information and the unaudited pro forma combined condensed financial information included elsewhere in this proxy statement. The pro forma combined condensed financial information is not necessarily indicative of the operating results of future operations or the actual results that would have occurred during the period presented.

                                                  Three months ended   Year
                                                    March 31, 2001   ended (1)
                                                  ------------------ ---------
   Sequenom--Historical
     Net loss per share (basic and diluted)......       $(0.29)       $(1.46)
     Book value per share(2).....................       $ 5.70           --
   Gemini--Historical
     Net loss per share (basic and diluted)......       $(0.02)       $(0.22)
     Net loss per ADS (basic and diluted)........       $(0.04)       $(0.44)
     Book value per share(3).....................       $ 1.26           --
     Book value per ADS(3).......................       $ 2.52           --
   Pro forma combined net loss per share (basic
    and diluted)
     Pro forma net loss per Sequenom share(4)....       $(0.39)       $(1.97)
     Equivalent pro forma net loss per Gemini
      share(5)...................................       $(0.08)       $(0.39)
     Equivalent pro forma net loss per Gemini
      ADS(5).....................................       $(0.16)       $(0.79)
   Pro forma combined net book value per share
     Pro forma net book value per Sequenom
      share(6)...................................       $ 8.83           --
     Equivalent pro forma net book value per
      Gemini share(5)............................       $ 1.76           --
     Equivalent pro forma net book value per
      Gemini ADS(5)..............................       $ 3.52           --

--------
(1) The periods for which the net income per share data has been presented are the year ended December 31, 2000 for Sequenom, and the year ended March 31, 2001 for Gemini.

(2) The Sequenom historical book value per share is calculated by dividing its stockholders' equity at March 31, 2001, by the total number of outstanding shares of common stock at March 31, 2001.

(3) The Gemini historical book value per share is calculated by dividing its stockholders' equity at March 31, 2001 by the total number of outstanding shares of its common stock at March 31, 2001. The Gemini historical book value per Gemini American Depositary Share, or "ADS", is calculated by dividing its stockholders' equity at March 31, 2001 by the total number of outstanding ADSs at March 31, 2001.

(4) The pro forma combined net loss per share is calculated by dividing the pro forma net loss by the pro forma number of shares outstanding.

(5) The equivalent pro forma combined amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.2 per share of Sequenom common stock for each Gemini ordinary share and 0.4 per share of Sequenom common stock for each ADS.

(6) The pro forma combined net book value per share is calculated by dividing the pro forma stockholders' equity by the pro forma number of shares outstanding.

                     SEQUENOM SUMMARY FINANCIAL INFORMATION

   The following consolidated financial information is derived from the Sequenom consolidated financial statements and should be read together with such financial statements and the "Sequenom Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Sequenom's annual and quarterly reports incorporated by reference in this proxy statement.

                            Three months
                          ended March 31,             Year ended December 31,
                          -----------------  ----------------------------------------------
                           2001      2000      2000      1999      1998     1997     1996
                          -------  --------  --------  --------  --------  -------  -------
                                     (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues:
  Product...............  $ 3,710  $  1,451  $  8,254  $    --   $    --   $   --   $   --
  Services..............    1,471               1,447       --        --       --       --
  Research and
   development grants...       67       124       337       179       351      527      893
                          -------  --------  --------  --------  --------  -------  -------
   Total revenues.......    5,248     1,575    10,038       179       351      527      893

Costs and expenses:
  Cost of product
   revenue..............    4,152     1,028     5,844       --        --       --       --
  Research and
   development..........    5,290     4,237    19,163    10,291     6,188    3,532    3,136
  Selling, general and
   administrative.......    4,527     5,212    18,493     8,239     4,218    1,861    1,032
  Amortization of
   deferred stock
   compensation.........      291     2,498     3,741     4,376       --       --       --
                          -------  --------  --------  --------  --------  -------  -------
   Total costs and
    expenses............   14,260    12,975    47,241    22,906    10,406    5,393    4,168
                          -------  --------  --------  --------  --------  -------  -------
   Loss from
    operations..........   (9,012)  (11,400)  (37,203)  (22,727)  (10,055)  (4,866)  (3,275)
                          -------  --------  --------  --------  --------  -------  -------
Other income (expense):
  Interest income.......    2,088     1,539     8,925     1,578       397       57       73
  Interest expense......      (73)   (4,479)   (4,683)     (790)     (613)    (308)    (275)
  Other income, net.....      (33)       15        75       169       --       --       --
                          -------  --------  --------  --------  --------  -------  -------
   Net Loss.............  $(7,030) $(14,325) $(32,886) $(21,770) $(10,271) $(5,117) $(3,477)
                          -------  --------  --------  --------  --------  -------  -------
Net loss per share,
 basic and diluted......  $ (0.29) $  (0.85) $  (1.46) $ (26.23) $ (33.33) $(22.62) $(23.45)
Shares used in computing
 net loss per share,
 basic and diluted......   24,317    16,804    22,454       830       308      226      148


                                                         As of December 31,
                               As of         ----------------------------------------------
                           March 31, 2001      2000      1999      1998     1997     1996
                          -----------------  --------  --------  --------  -------  -------
                                     (in thousands, except per share data)
Sequenom Consolidated
 Balance Sheet
 Information:
Cash, cash equivalents
 and short-term
 investments............      $128,646       $138,424  $ 21,616  $ 28,497  $   833  $ 1,326
Working capital.........       126,266        134,519    18,518    26,014     (125)     820
Total assets............       160,593        166,262    29,753    32,777    2,273    2,714
Total long-term
 obligations............         1,132          1,827     7,326     7,408    3,772    2,872
Total stockholders'
 equity (deficit).......       138,545        144,939    17,539    22,635   (2,747)  (1,206)

                      GEMINI SUMMARY FINANCIAL INFORMATION

   The following consolidated financial information is derived from the Gemini consolidated financial statements included elsewhere in this proxy statement and should be read together with such financial statements and the "Gemini Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                           Year ended March 31,
                                ----------------------------------------------
                                  2001      2000      1999     1998     1997
                                --------  --------  --------  -------  -------
                                  (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Revenue........................ $  1,579  $    164  $    198  $   --   $   --
Costs and expenses:
  Cost of product revenue......       71        25       --       --       --
  Research and development.....   12,970     9,932     9,421    6,297    1,080
  Selling, general and
   administrative..............    9,382     5,286     1,471    1,602    2,216
  Amortization of goodwill and
   other intangible assets.....    1,033       311       --       --       --
                                --------  --------  --------  -------  -------
Total costs and expenses.......   23,456    15,554    10,892    7,899    3,296
                                --------  --------  --------  -------  -------
Loss from operations...........  (21,877)  (15,390)  (10,694)  (7,899)  (3,296)
Foreign currency gain..........    4,472       --        --       --       --
Other income (expense)
  Interest income..............    3,841       478       269      164       18
  Interest expense.............     (477)     (493)     (320)    (388)    (185)
                                --------  --------  --------  -------  -------
  Net loss before taxation.....  (14,041)  (15,405)  (10,745)  (8,123)  (3,463)
  Taxation credit..............      880       --        --       --       --
                                --------  --------  --------  -------  -------
Net loss....................... $(13,161) $(15,405) $(10,745) $(8,123) $(3,463)
                                ========  ========  ========  =======  =======
Net loss per share, basic and
 diluted....................... $  (0.22) $  (0.73) $  (0.54) $ (0.41) $ (1.58)
                                ========  ========  ========  =======  =======
Net loss per ADS, basic and
 diluted....................... $  (0.44) $  (1.46) $  (1.08) $ (0.82) $ (3.16)
                                ========  ========  ========  =======  =======
Shares used in calculation of
 net loss per share and per
 ADS, basic and diluted........   60,140    21,182    20,000   20,000    2,197

                                             As of March 31,
                                ----------------------------------------------
                                  2001      2000      1999     1998     1997
                                --------  --------  --------  -------  -------
Gemini Consolidated Balance
 Sheet Information:
Cash and cash equivalents...... $ 79,576  $ 13,414  $ 12,165  $   724  $ 2,158
Working capital................   74,314     6,985     7,343   (1,903)     387
Total assets...................   92,460    22,236    14,766    2,735    3,316
Long-term obligations, less
 current portion...............    1,862     2,987       636    1,281      765
Total shareholders' equity
 (deficit).....................   81,355    11,888     8,806   (1,488)     740
Ordinary share capital.........    5,238     4,192     1,646    1,646       16

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

   The following unaudited pro forma combined condensed financial information gives effect to the Transaction using the purchase method of accounting.

   The unaudited pro forma combined condensed balance sheet is based on the individual historical balance sheets of Sequenom and Gemini and has been prepared to reflect the Transaction as if the Transaction had occurred as of March 31, 2001.

   The fiscal year end of Sequenom is December 31 and Gemini's fiscal year end is March 31. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2000 is based on the individual historical statements of operations of Sequenom and Gemini and combines the results of operations of Sequenom for the year ended December 31, 2000 with the results of operations for Gemini for the year ended March 31, 2001 as if the Transaction had occurred as of January 1, 2000. The unaudited pro forma combined condensed statement of operations for the three months ended March 31, 2001 is based on the individual historical statements of operations of Sequenom and Gemini and combines the results of operations for Sequenom and Gemini for the three months ended March 31, 2001, as if the Transaction had occurred as of the beginning of the period. The results of operations of Gemini for the three months ended March 31, 2001 are reflected in both the annual and quarterly pro forma results of operations.

   The pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have been achieved if the Transaction had been completed as of the beginning of the periods presented, nor are they necessarily indicative of the future financial position or operating results of Sequenom. The pro forma combined condensed financial information does not give effect to any cost savings or restructuring and integration costs that may result from the integration of Sequenom's and Gemini's operations. The costs related to restructuring and integration have not yet been determined.

   In February 2001, the Financial Accounting Standards Board, or FASB, released a revised exposure draft for a proposed Statement of Financial Accounting Standards, or SFAS, "Business Combinations and Intangible Assets-- Accounting for Goodwill". The proposed standard would, among other things, require that goodwill not be amortized under any circumstance and require that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill of a reporting unit might be impaired. The unaudited pro forma combined condensed financial statements do not include any adjustments for the effects of the proposed statement.

   The unaudited pro forma combined condensed financial information should be read in conjunction with the audited and unaudited financial statements and accompanying notes of Sequenom and Gemini included elsewhere in this proxy statement or incorporated by reference herein.

                              SEQUENOM AND GEMINI

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                                             March 31, 2001
                            --------------------------------------------------
                                                 Pro Forma           Pro Forma
                            Sequenom   Gemini   Adjustments  Notes   Combined
                            --------  --------  ----------- -------- ---------
                                             (in thousands)
Assets
Current assets:
  Cash and cash
   equivalents............. $ 44,987  $ 79,576   $                   $ 124,563
  Short-term investments,
   available-for-sale......   83,659       --                           83,659
  Accounts receivable,
   net.....................    5,750     1,399                           7,149
  Inventories, net.........    3,345       293                           3,638
  Other current assets and
   prepaid expenses........    9,441     1,414                          10,855
  Tax credit receivable....      --        875                             875
                            --------  --------   --------            ---------
    Total current assets...  147,182    83,557                         230,739

Equipment and leasehold
 improvements, net.........    9,581     4,104                          13,685
Other assets...............    3,830       --                            3,830
Restricted cash............      --      1,127                           1,127
Goodwill and other
 intangible assets, net....      --      3,672    117,170     (A)      120,842
                            --------  --------   --------            ---------
Total assets............... $160,593  $ 92,460   $117,170            $ 370,223
                            ========  ========   ========            =========
Liabilities and
 stockholders' equity
Current liabilities:
  Accounts payable and
   accrued expenses........ $ 10,647  $  7,609   $  9,010     (B)    $  27,266
  Deferred revenue.........    9,276       100       (100)               9,276
  Bank loans...............      --        139                             139
  Current portion of
   capital lease
   obligations.............      993     1,395                           2,388
                            --------  --------   --------            ---------
    Total current
     liabilities...........   20,916     9,243      8,910               39,069

Deferred revenue, less
 current portion...........      250       --                              250
Capital lease obligations,
 less current portion......      882     1,862                           2,744
Stockholders' equity:
  Common stock.............       24     5,238     (5,225)  (C), (D)        37
  Additional paid-in
   capital.................  223,529   134,992     96,100     (C)      454,621
  Notes receivable for
   stock...................     (599)      --                             (599)
  Deferred compensation
   related to stock
   options.................   (1,327)   (1,490)                         (2,817)
  Accumulated other
   comprehensive income....      339    (6,031)     6,031     (C)          339
  Accumulated deficit......  (83,421)  (51,354)    11,354   (C), (E)  (123,421)
                            --------  --------   --------            ---------
    Total stockholders'
     equity................  138,545    81,355    108,260              328,160
                            --------  --------   --------            ---------
    Total liabilities and
     stockholders' equity.. $160,593  $ 92,460   $117,170            $ 370,223
                            ========  ========   ========            =========

 See accompanying notes to the unaudited pro forma combined condensed financial statements.

                              SEQUENOM AND GEMINI

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                               Sequenom    Gemini
                              12 months   12 months
                                ended       ended
                             December 31, March 31,   Pro Forma        Pro Forma
                                 2000       2001     Adjustments Notes Combined
                             ------------ ---------  ----------- ----- ---------
                                   (in thousands, except per share data)
Net revenues................   $ 10,038   $  1,579    $                $ 11,617
Cost of revenues............      5,844         71                        5,915
                               --------   --------    --------         --------
Gross profit................      4,194      1,508                        5,702

Operating expenses
  Research and development..     19,163     12,970                       32,133
  Selling, general and
   administrative...........     18,493      9,382                       27,875
  Amortization of deferred
   stock compensation.......      3,741        --                         3,741
  Amortization of goodwill
   and other
   intangible assets........        --       1,033      23,434    (F)    24,467
                               --------   --------    --------         --------
    Total operating
     expenses...............     41,397     23,385      23,434           88,216

Loss from operations........    (37,203)   (21,877)    (23,434)         (82,514)
Foreign currency gain.......        --       4,472                        4,472
Interest income, net........      4,242      3,364                        7,606
Other income, net...........         75        --                            75
                               --------   --------    --------         --------
Loss before credit..........    (32,886)   (14,041)    (23,434)         (70,361)
Tax credit..................        --         880                          880
                               --------   --------    --------         --------
Net loss....................   $(32,886)  $(13,161)   $(23,434)        $(69,481)
                               ========   ========    ========         ========

Loss per share, basic and
 diluted
  Historical net loss per
   share, basic and
   diluted..................   $  (1.46)  $  (0.22)                    $  (1.97)
                               ========   ========                     ========
  Weighted average shares
   outstanding, basic and
   diluted..................     22,454     60,140                       35,301
                               ========   ========                     ========
  Historical net loss per
   ADS, basic and diluted...              $  (0.44)
                                          ========
  Weighted average ADS
   outstanding,
   basic and diluted........                60,140
                                          ========

   The above pro forma combined condensed statement of operations does not include an estimated $40 million in-process research and development charge to be recorded by Sequenom in conjunction with the Transaction for the estimated fair value of the in-process research and development of Gemini.

 See accompanying notes to the unaudited pro forma combined condensed financial statements.

                              SEQUENOM AND GEMINI

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                             Sequenom      Gemini
                           Three months Three months
                              ended        ended
                            March 31,    March 31,    Pro Forma        Pro Forma
                               2001         2001     Adjustments Notes Combined
                           ------------ ------------ ----------- ----- ---------
                                   (in thousands, except per share data)
Net revenues.............    $ 5,248      $ 1,505      $               $  6,753
Cost of revenues.........      4,152           37                         4,189
                             -------      -------      -------         --------
Gross profit.............      1,096        1,468                         2,564

Operating expenses
  Research and
   development...........      5,290        3,995                         9,285
  Selling, general and
   administrative........      4,527        4,005                         8,532
  Amortization of
   deferred stock
   compensation..........        291          --                            291
  Amortization of
   goodwill and other
   intangible assets.....        --           255        5,859            6,114
                             -------      -------      -------         --------
    Total costs and
     expenses............     10,108        8,255        5,859           24,222

Loss from operations.....     (9,012)      (6,787)      (5,859)         (21,658)
Foreign currency gain....        --         4,129                         4,129
Interest income, net.....      2,015        1,179                         3,194
Other income, net........        (33)         --                            (33)
                             -------      -------      -------         --------
Loss before credit.......     (7,030)      (1,479)      (5,859)         (14,368)
Tax credit...............        --           (34)                          (34)
                             -------      -------      -------    ---  --------
Net loss.................    $(7,030)     $(1,513)     $(5,859)        $(14,402)
                             =======      =======      =======         ========
Loss per share, basic and
 diluted
  Historical net loss per
   share, basic and
   diluted...............    $ (0.29)     $ (0.02)                     $  (0.39)
                             =======      =======                 ===  ========
  Weighted average shares
   outstanding, basic and
   diluted...............     24,317       64,554                        37,165
                             =======      =======                 ===  ========
  Historical net loss per
   ADS, basic and
   diluted...............                 $ (0.04)
                                          =======
  Weighted average ADS
   outstanding, basic and
   diluted...............                  64,554
                                          =======

   The above pro forma combined condensed statement of operations does not include an estimated $40 million in-process research and development charge to be recorded by Sequenom in conjunction with the Transaction for the estimated fair value of the in-process research and development of Gemini.

 See accompanying notes to the unaudited pro forma combined condensed financial statements.

                              SEQUENOM AND GEMINI

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. Pro Forma Basis of Presentation and Adjustments

   The unaudited pro forma combined condensed financial information assumes the Transaction is to be accounted for as a purchase. The unaudited pro forma combined condensed balance sheet is based on the individual balance sheets of Sequenom and Gemini and has been prepared to reflect the Transaction as if the Transaction had occurred as of March 31, 2001.

   The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2000 is based on the individual historical statements of operations of Sequenom and Gemini and combines the results of operations of Sequenom for the year ended December 31, 2000 with the results of operations for Gemini for the year ended March 31, 2001 as if the Transaction had occurred as of January 1, 2000. The unaudited pro forma combined condensed statements of operations for the three months ended March 31, 2001 is based on the individual historical statements of operations of Sequenom and Gemini and combines the results of operations for Sequenom and Gemini for the three months ended March 31, 2001, as if the Transaction had occurred as of the beginning of the period.

   Under the terms of the Transaction Agreement, Sequenom will issue 0.2 shares of Sequenom common stock for each outstanding Gemini ordinary share and 0.4 shares of Sequenom common stock for each Gemini American Depositary Share, subject to downward adjustment in certain circumstances as provided in the Transaction Agreement. Based on the exchange ratio, Sequenom will issue approximately 12.8 million shares of Sequenom common stock and assume options and warrants to purchase approximately 1.6 million shares of Sequenom common stock.

   Sequenom estimates the purchase price to be approximately $231.1 million. For purposes of determining this estimated purchase price, Sequenom assumed that the value of the Sequenom common stock issued in the Transaction is $16.80 per share based on the average closing price of Sequenom common stock for the three days before and two days after the terms of the Transaction had been agreed to and announced. The value of the options to be assumed is based on their estimated fair value.

   Sequenom is in the process of conducting an independent valuation of the assets to be acquired in the Transaction in order to allocate the purchase price in accordance with Accounting Principle Bulletin Opinion No. 16. Subject to adjustments when the valuation is completed, the purchase price is allocated as follows based upon management's best estimate of the fair value of the tangible and intangible assets (in thousands):

   Current assets acquired............................................ $ 83,557
   Property and equipment.............................................    4,104
   Other assets.......................................................    1,127
   In-process research and development................................   40,000
   Deferred compensation..............................................    1,490
   Goodwill and other intangibles.....................................  120,842
   Liabilities assumed................................................  (11,005)
   Liabilities for merger-related costs...............................   (9,010)
                                                                       --------
                                                                       $231,105
                                                                       ========

   Adjustments will include changes in the value of the assets and liabilities between April 1, 2001 and the date the Transaction is completed.

2. Pro Forma Adjustments to Pro Forma Combined Condensed Financial Information

   (A) The residual amount of the purchase price over the fair value of the assets acquired and liabilities assumed, including in-process research and development, has been allocated to intangible assets. The intangible assets are expected to consist of developed core technology, intellectual property, assembled workforce and goodwill.

   (B) To increase the accrued expenses by $9.0 million for Transaction-related expenses such as investment banking, legal, accounting and miscellaneous fees.

   (C) To eliminate the Gemini equity accounts.

   (D) To reflect the value of the shares of Sequenom common stock to be issued in connection with the Transaction.

   (E) To reflect the charge for the Gemini in-process research and development of approximately $40.0 million.

   (F) To record amortization expense of the acquired intangibles related to the Transaction based on a useful life of five years.

                                THE TRANSACTION

   This section of the proxy statement describes material aspects of the proposed Transaction. While Sequenom believes that the description covers the material terms of the Transaction, this summary may not contain all of the information that is important to you. You should read this entire proxy statement and the other documents referred to herein for a more complete understanding of the Transaction.

Background of the Transaction

   Since Sequenom's initial public offering in February 2000, Sequenom's management has been exploring opportunities to further develop Sequenom's capabilities to develop therapeutic drugs and diagnostics. Sequenom and Gemini entered into a research collaboration agreement dated as of March 31, 2000 to discover and validate associations between SNPs in the human genome and particular diseases, including disease risk traits.

   During early March 2001, Toni Schuh, president and chief executive officer of Sequenom, and Paul Kelly, president, chief executive officer and a director of Gemini, began discussions over the telephone regarding possible scenarios under which the companies could work together to expand upon their existing, previously announced collaboration. As discussions progressed, Dr. Schuh and Dr. Kelly determined that both companies were interested in discussing a potential business combination.

   On March 13, 2001, Dr. Schuh, Stephen Zaniboni, Sequenom's chief financial officer and Charles Cantor, Sequenom's chief scientific officer, met with Dr. Kelly and Jeremy Ingall, a director of Gemini, in Boston, Massachusetts. During this meeting the parties continued discussions regarding expansion of their relationship and possible business combination alternatives.

   On March 23, 2001, Mr. Zaniboni contacted representatives of Robertson Stephens, Inc. concerning Robertson Stephens' representation of Sequenom in exploring a possible business combination with several companies, including Gemini.

   On March 28 and 29, 2001, Dr. Schuh and Mr. Zaniboni met with Dr. Kelly and Mr. Ingall in Needham, Massachusetts and continued discussions regarding expansion of the parties' relationship and possible business combination alternatives.

   On April 3, 2001, representatives of Robertson Stephens held a conference call with Dr. Schuh and Mr. Zaniboni to discuss the preliminary financial analyses with respect to several potential acquisition candidates. Subsequently, representatives from Robertson Stephens and Lipe & Co. (financial advisor to Gemini) held a conference call to introduce themselves and to discuss the expectations of Gemini and Sequenom with respect to the structure of a potential business combination. On April 5, 2001, Dr. Schuh, Mr. Zaniboni and several representatives from Robertson Stephens held a meeting at Sequenom's headquarters in San Diego, California to discuss the strategy, valuation and consequences of a business combination with Gemini.

   On April 10, 2001, Sequenom and Gemini entered into a confidentiality agreement.

   On April 16, 2001, representatives of Robertson Stephens held a conference call with Dr. Schuh and Mr. Zaniboni to further discuss the valuation of Gemini and preliminary due diligence matters.

   On April 18, 2001, representatives of Sequenom, Gemini and their respective financial advisors held a meeting at Sequenom's headquarters in San Diego, California. The purpose of this meeting was to discuss in detail each company's respective businesses as well as the overall strategic rationale for a potential combination.

   On April 26, 2001, Dr. Kelly, Mr. Ingall, Tony Ratcliffe, chief financial officer of Gemini, and representatives from Robertson Stephens and Lipe & Co. met in connection with Sequenom's financial due diligence investigation of Gemini.

   On May 2, Dr. Schuh, Mr. Zaniboni, Mr. Lucas and Dr. Cantor, met with representatives of Robertson Stephens in Robertson Stephens' Boston, Massachusetts office to discuss valuation, negotiating strategy and other terms of the potential combination.

   On May 3, 2001, representatives from Sequenom, Gemini and their respective financial advisors held meetings in Gemini's office in Needham, Massachusetts. Representing Sequenom at the meetings were Dr. Schuh, Mr. Zaniboni, Mr. Lucas, and Helmut Schusler, chairman of the board. Among the personnel representing Gemini at the meetings were Mr. Fitzgerald, Dr. Kelly, Mr. Ingall and Patrick Kleyn, executive vice president, science, of Gemini. Also present for the meetings were representatives from Robertson Stephens and Lipe & Co. During the course of the meetings, management of Sequenom and Gemini negotiated with respect to the principal terms of the Transaction, including the exchange ratios.

   The managements of Sequenom and Gemini continued to negotiate the terms of the exchange ratio over several telephone conversations subsequent to the May 3 meeting.

   From May 14 to May 18, 2001, representatives of Sequenom, Gemini and their respective legal advisors and independent accountants met in connection with Sequenom's due diligence investigation of Gemini at Gemini's headquarters in Cambridge, United Kingdom. Part of this diligence included an analysis of Gemini DNA samples. On May 14, 2001, additional representatives from Sequenom met with additional representatives from Gemini at Gemini's offices in Needham, Massachusetts to conduct further due diligence at that site.

   On May 17, 2001, Sequenom's board of directors held a meeting in Munich, Germany. At the meeting, management of Sequenom updated the board of directors on the status of negotiations with Gemini. Sequenom's board of directors instructed management to continue negotiations with Gemini.

   From May 21 to May 23, 2001, Dr. Schuh, Mr. Zaniboni, Clarke Neumann, vice president and general counsel of Sequenom, representatives from Cooley Godward LLP (Sequenom's U.S. legal advisor) and representatives from Lovells (Sequenom's U.K. legal advisor) met with Mr. Fitzgerald, Dr. Kelly, and
Mr. Ingall among other Gemini personnel, representatives from Skadden, Arps, Slate, Meagher & Flom LLP (Gemini's legal advisor), and representatives from Lipe & Co., at Gemini's office in Needham, Massachusetts. At the meeting the parties continued to negotiate the terms of the Transaction Agreement and conduct due diligence.

   From May 23 through May 29, 2001, representatives of Sequenom, Gemini, Cooley Godward LLP, Lovells and Skadden, Arps, Slate, Meagher & Flom LLP continued negotiating the Transaction Agreement and the related agreements.

   On May 25, 2001, Sequenom's board of directors held a special meeting to consider the approval of the Transaction and the Transaction Agreement and related agreements. At the meeting, Dr. Schuh again reviewed the strategic and business rationale for the proposed Transaction. Representatives of Robertson Stephens then reviewed financial analyses they had prepared in connection with their evaluation of the proposed exchange ratios in the Transaction. Robertson Stephens rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of May 25, 2001 and subject to various assumptions, limitations and qualifications set forth in its written opinion and described to the Sequenom board of directors, the exchange ratios were fair to Sequenom from a financial point of view. For a more detailed discussion of Robertson Stephens' analysis and opinion, you should review the section captioned "Opinion of Financial Advisor to

Sequenom" beginning on page 30 and the text of Robertson Stephens' opinion attached as Attachment B to this proxy statement. Representatives of Cooley Godward LLP then reviewed for the board the principal terms of the Transaction Agreement and the related agreements and the results of its legal due diligence review of Gemini. After discussion and deliberation, the Sequenom board unanimously:

  . determined that the Transaction is in the best interests of Sequenom and its stockholders;

  . approved the Transaction, the Transaction Agreement and the related agreements;

  . resolved to call a special meeting of Sequenom's stockholders to approve the Transaction as required by the rules of The Nasdaq National Market; and

  . resolved to recommend that the stockholders of Sequenom vote in favor of the Transaction.

   On May 29, 2001, Sequenom and Gemini finalized, executed and delivered the Transaction Agreement and each company issued a press release announcing the Transaction.

Reasons for the Transaction

   The boards of directors of Gemini and Sequenom believe that the Transaction presents important scientific and commercial opportunities through the creation of a company with the resources to expedite disease gene identification, drug discovery and development. Gemini's extensive collection of clinical genomics data and samples combined with Sequenom's genetic analysis technology platform and disease gene discovery program means that the combined company will have the capacity to perform millions of genetic analyses with access to approximately 20 million clinical data points from more than 75,000 volunteer subjects. The combination of the clinical genomics data, genetic technology platform and disease gene discovery program of the combined company is expected to expedite discovery activities and reduce the time needed to identify and commercialize novel gene-based targets.

   The combined company will attempt to identify genes involved in common human diseases using bioinformatics and analytical tools. The Transaction will significantly expand Sequenom's ability to perform disease gene association and genetic marker validation studies. Sequenom believes that this expanded capability will help it develop a pipeline of validated genes for downstream development of diagnostic and therapeutic products. Each business unit of the combined company will supplement the work of the other, with the goal of leveraging and optimizing the value of each of the previously independent companies. The combined company will have:

  . industrial-scale genotyping capacity at Sequenom's high throughput
    MassARRAY facility;

  . clinical and genetic information from diverse populations to identify genes associated to disease;

  . over 90 candidate disease genes under investigation;

  . a disease gene patent portfolio of 11 issued patents with approximately
    89 pending and a technology patent portfolio of approximately 59 issued or allowed patents with approximately 96 pending;

  . critical mass and resources for an aggressive biotherapeutic development program; and

  . consolidated cash and short-term investments of approximately $208 million (based on cash and short-term investments balances of both companies as of March 31, 2001);

   Gemini and Sequenom have an existing collaboration which they entered into as of March 31, 2000, which seeks to discover candidate disease gene association using Sequenom's MassARRAY technology platform and Gemini's clinical resources. The combined technological capabilities, clinical data and scientific expertise will give the combined company enhanced resources and the ability to offer an enhanced suite of products.

Stock Ownership Following the Transaction

   Assuming that there will be approximately 72 million ordinary shares of Gemini outstanding immediately prior to the completion of the Transaction (including ordinary shares issuable upon the exercise of options and warrants to purchase Gemini ordinary shares and ordinary shares represented by American Depositary Shares), the number of shares of Sequenom common stock to be issued or issuable in the Transaction would be approximately 14.4 million shares, or approximately 35% of the total outstanding Sequenom common stock (using the treasury stock method to calculate diluted shares outstanding). Michael Fitzgerald, the current Chairman of Gemini, together with three Gemini shareholders affiliated with Mr. Fitzgerald, would beneficially own in the aggregate 4,087,128 shares (including options to purchase shares) of Sequenom common stock or approximately 10.1% of the total outstanding Sequenom common stock (assuming the exercise of all outstanding Sequenom options and warrants).

Opinion of Financial Advisor to Sequenom

   Pursuant to an engagement letter dated May 23, 2001, Sequenom engaged Robertson Stephens, Inc. to provide financial advisory and investment banking services to it in connection with the Transaction, and to render an opinion as to the fairness of the exchange ratios in the Transaction, from a financial point of view, to Sequenom.

   On May 25, 2001, at a meeting of the Sequenom board of directors held to evaluate the Transaction, Robertson Stephens delivered to the Sequenom board of directors its oral opinion, subsequently confirmed in a written opinion dated as of May 25, 2001, that as of that date and based on the assumptions made, matters considered and the limitations on the review undertaken described in the written opinion, the exchange ratios of 0.2 shares of Sequenom common stock for each Gemini ordinary share and 0.4 shares of Sequenom common stock for each Gemini American Depositary Share were fair from a financial point of view to Sequenom. See Attachment B for a copy of the full opinion. The exchange ratios were determined through negotiations between the respective managements of Sequenom and Gemini. Although Robertson Stephens did assist the management of Sequenom in those negotiations, it was not asked by, and did not recommend to, Sequenom whether any specific exchange ratios constituted the appropriate exchange ratios for the Transaction.

   You should consider the following when reading the discussion of the opinion of Sequenom's financial advisor in this document:

  . We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth in Attachment B to this proxy statement and is incorporated by reference. The following description of the Robertson Stephens opinion is qualified by reference to the full opinion located in Attachment B. The full opinion sets forth, among other things, the assumptions made, the matters considered and the limitations on the review undertaken by Robertson Stephens.

  . The Robertson Stephens opinion was prepared for the information of the Sequenom board of directors in connection with its evaluation of the Transaction and does not constitute a recommendation to the stockholders of Sequenom or the holders of Gemini ordinary shares or Gemini American Depositary Shares as to how they should vote, or take any other action, with respect to the Transaction.

  . The Robertson Stephens opinion did not address the relative merits of the Transaction and the other business strategies that the Sequenom board of directors has considered or may be considering, nor does it address the decision of the Sequenom board of directors to proceed with the Transaction.

  . The Robertson Stephens opinion was necessarily based upon market, economic and other conditions that were in effect on, and information made available to Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion, and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting its opinion which may come or be brought to Robertson Stephens' attention after the date of its opinion.

  . The Robertson Stephens opinion was limited to the fairness to Sequenom, from a financial point of view and as of the date thereof, of the exchange ratios of 0.2 shares of Sequenom common stock for each Gemini ordinary share and 0.4 shares of Sequenom common stock for each Gemini American Depositary Share.

Opinion and Analysis of Robertson Stephens

   In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens:

  . reviewed certain publicly available financial statements and other business and financial information of Gemini and Sequenom, respectively;

  . reviewed certain internal financial statements and other financial and operating data concerning Gemini and Sequenom prepared by the managements of Gemini and Sequenom, respectively;

  . reviewed with Gemini and Sequenom certain publicly available research estimates of research analysts regarding Gemini and Sequenom;

  . held discussions with the respective managements of Gemini and Sequenom concerning the businesses, past and current operations, financial condition and future prospects of both Gemini and Sequenom, independently and combined, including discussions with the managements of Gemini and Sequenom concerning cost savings and other synergies that are expected to result from the Transaction as well as discussions with the managements of Gemini and Sequenom concerning their views regarding the strategic rationale for the Transaction;

  . reviewed the financial terms and conditions set forth in a draft, dated
    May 25, 2001, of the Transaction Agreement;

  . reviewed the price and trading history of Gemini American Depositary
    Shares and Sequenom common stock;

  . compared the financial performance of Gemini and the prices and trading activity of Gemini American Depositary Shares with that of certain other publicly traded companies comparable with Gemini;

  . compared the financial performance of Sequenom and the prices and trading activity of Sequenom common stock with that of certain other publicly traded companies comparable with Sequenom;

  . compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions that Robertson Stephens deemed relevant;

  . compared the premium implied by the Transaction to the premiums paid, to the extent publicly available, in other transactions Robertson Stephens deemed relevant;

  . prepared an analysis of the relative contributions of Gemini and Sequenom to the combined company;

  . prepared a discounted cash flow analysis of Gemini;

  . participated in discussions and negotiations among representatives of Gemini and Sequenom and their financial and legal advisors; and

  . made such other studies and inquiries, and reviewed such other data, as Robertson Stephens deemed relevant.

   In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it, including information furnished to it orally or otherwise discussed with it by the managements of Gemini and Sequenom, or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of the managements of Gemini and Sequenom that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities, contingent or otherwise, of Gemini or Sequenom, nor was it furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections, and the assumptions and bases therefor, for each of Gemini and Sequenom that Robertson Stephens reviewed, Robertson Stephens assumed that:

  . such forecasts and projections were reasonably prepared in good faith on the basis of reasonable assumptions;

  . such forecasts and projections reflect the best currently available estimates and judgments as to the future financial condition and performance of Gemini and Sequenom, respectively; and

  . such forecasts and projections will be realized in the amounts and in the time periods currently estimated.

   In addition, Robertson Stephens assumed that:

  . the Transaction will be completed upon the terms set forth in the draft of the Transaction Agreement dated May 25, 2001, without material alteration thereof and that the Transaction will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles;

  . the Transaction will be treated as a tax-free reorganization pursuant to the Internal Revenue Code and that neither Gemini nor Sequenom will be subject to income tax or other material tax under United Kingdom law in connection with the Transaction; and

  . the historical financial statements of each of Gemini and Sequenom reviewed by Robertson Stephens were prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

   Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of counsel.

   Robertson Stephens expressed no opinion as to:

  . the value of any employee agreement or other arrangement entered into in connection with the Transaction;

  . any tax or other consequences that might result from the Transaction; or

  . what the value of Sequenom common stock will be when issued to Gemini shareholders and holders of Gemini American Depositary Shares pursuant to the Transaction or the price at which shares of Sequenom common stock may be traded in the future.

   The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in tabular form. In order to better understand the financial analyses performed by Robertson Stephens, these tables must be read together with the text accompanying each table. The opinion is based upon the totality of the various analyses performed by Robertson Stephens and no particular portion of the analyses has any value or merit standing alone. For the purposes of its analyses, Robertson Stephens focused on the exchange ratio applicable to Gemini American Depositary Shares.

Comparable Companies Analysis

   Using publicly available information, Wall Street research reports and information provided by FactSet Research Systems Inc., an independent financial database provider, Robertson Stephens analyzed, among other things, the total enterprise values and trading multiples of the following selected publicly traded companies in the genomics databases/services industry which Robertson Stephens believed to be reasonably comparable to Gemini:

  . deCODE genetics, Inc.

  . Deltagen, Inc.

  . Genaissance Pharmaceuticals, Inc.

  . Gene Logic Inc.

  . Genset, S.A.

  . Rosetta Inpharmatics, Inc.

  . Variagenics, Inc

   Total enterprise value means the diluted equity value of the company plus the book value of all debt and preferred stock outstanding, if any, less cash and equivalents. All multiples were based on closing stock prices as of May 24, 2001, except for Rosetta Inpharmatics, Inc. which was based on its closing stock price one day prior to the announcement of its acquisition by Merck & Co., Inc. As set forth in the following table, applying a range of multiples for the selected publicly traded companies of total enterprise value to estimated revenues for calendar years 2002 and 2003 to corresponding revenue data for Gemini resulted in the following ranges of implied equity values, prices per American Depositary Share and exchange ratios for Gemini:

                           Multiple      Implied Equity    Implied Price    Implied ADS
Calendar Year                Range    Values (in millions)    Per ADS     Exchange Ratio
-------------             ----------- -------------------- ------------- -----------------
2002 (estimated)........  6.0x - 8.0x   $122.4 - $137.8    $3.73 - $4.18 0.2080x - 0.2334x
2003 (estimated)........  3.0x - 5.0x   $131.2 - $167.9    $3.99 - $5.06 0.2227x - 0.2822x
Mean....................                $126.8 - $152.8    $3.86 - $4.62 0.2153x - 0.2578x
Value in the Transaction
 .......................                     $242.0            $7.18          0.4000x

   Revenue data for Gemini were obtained from published research analyst estimates of SG Cowen Securities Corporation as of May 15, 2001. The implied prices per American Depositary Share were calculated using the treasury stock method assuming approximately 32.4 million Gemini American Depositary Shares outstanding and approximately 3.6 million outstanding options and warrants to buy Gemini American Depositary Shares with a weighted average exercise price of $6.76. The implied exchange ratios were based on a share price of $17.92 for Sequenom common stock as of May 24, 2001.

Control Premium on Comparable Companies Valuation

   Based upon its review of the range of premiums to the acquired company's closing market price one day prior to the announcement of the transaction that have been paid in the precedent transactions listed in the "Selected Precedent Transactions Analysis" section below, Robertson Stephens applied a range of control premiums of 45.0% to 50.0% to the equity valuations implied by the foregoing comparable companies analyses. The results of this analysis are summarized below:

                            Control       Implied Equity    Implied Price    Implied ADS
Calendar Year            Premium Range Values (in millions)    Per ADS     Exchange Ratio
-------------            ------------- -------------------- ------------- -----------------
2002 (estimated)........ 45.0% - 50.0%   $177.4 - $206.6    $5.33 - $6.17 0.2974x - 0.3442x
2003 (estimated)........ 45.0% - 50.0%   $190.3 - $251.9    $5.70 - $7.47 0.3180x - 0.4166x
Mean....................                 $183.8 - $229.2    $5.51 - $6.82 0.3077x - 0.3804x
Value in the
 Transaction............                      242.0             $7.18          0.4000x

   The premium paid in the acquisition of LJL Biosystems Inc. by Molecular Devices Corporation was calculated using the closing market price one week prior to the announcement of the transaction due to an unusual and significant run-up in LJL Biosystems' stock price in the week prior to the announcement.

Selected Precedent Transactions Analysis

   Using publicly available information, Wall Street research reports and information provided by FactSet Research Systems Inc., Robertson Stephens reviewed and analyzed the consideration paid and the purchase price premiums paid on the following selected acquisition transactions in the genomics industry (listing the acquired company followed by the acquiror and with the date these transactions were publicly announced in parenthesis) which Robertson Stephens believed to be reasonably comparable to the Transaction:

  . Rosetta Inpharmatics, Inc./Merck & Co., Inc. (May 11, 2001)

  . Aurora Biosciences Corporation/Vertex Pharmaceuticals Incorporated (April
    30, 2001)

  . Proteome, Inc./Incyte Genomics, Inc. (December 21, 2000)

  . Signal Pharmaceuticals, Inc./Celgene Corporation (July 3, 2000)

  . LJL Biosystems Inc./Molecular Devices Corporation (June 9, 2000)

  . Research Genetics, Inc./Invitrogen Corporation (December 10, 1999)

  . Diatide, Inc./Schering AG (September 20, 1999)

  . SIBIA Neurosciences, Inc./Merck & Co., Inc. (August 2, 1999)

   In analyzing these "precedent transactions", Robertson Stephens compared, among other things, the total enterprise value based on the implicit share price in the precedent transaction as a multiple of the next twelve months', or "NTM", estimated revenues. Based on this information and other publicly available information, the following table illustrates the implied equity values, prices per American Depositary Share and exchange ratios derived from applying a range of multiples of total enterprise value that Robertson Stephens derived from these precedent transactions to corresponding revenue data for
Gemini:

                           Multiple       Implied Equity    Implied Price    Implied ADS
                             Range     Values (in millions)    Per ADS     Exchange Ratio
                         ------------- -------------------- ------------- -----------------
NTM Revenues............ 10.0x - 20.0x   $204.9 - $333.6    $6.12 - $9.81 0.3414x - 0.5475x
Value in the
 Transaction............                      $242.0            $7.18          0.4000x

   NTM revenues for Gemini were for the twelve month period ended December 31, 2002 and were obtained using SG Cowen published research analyst estimates. The implied prices per American Depositary Share were calculated using the treasury stock method assuming approximately 32.4 million Gemini American Depositary Shares outstanding and approximately 3.6 million outstanding options and warrants to buy Gemini American Depositary Shares with a weighted average exercise price of $6.76. The implied exchange ratios were based on a share price of $17.92 for Sequenom common stock as of May 24, 2001.

Premiums Paid Analysis

   Based on the information presented in the prior "Selected Precedent Transactions Analysis" section and other publicly available information, Robertson Stephens reviewed and analyzed the purchase price premiums paid in the foregoing precedent transactions, which it believed to be reasonably comparable to the Transaction. The following table illustrates the ranges of the implied equity values, prices per American Depositary Share and exchange ratios, based on a share price of $17.92 for Sequenom common stock as of May 24, 2001, calculated by applying a range of one-day and one-month premiums derived from the foregoing precedent transactions to corresponding closing prices for Gemini American Depositary Shares:

                                       Implied Equity
                                         Values (in    Implied Price    Implied ADS
                         Premium Range    millions)       Per ADS     Exchange Ratio
                         ------------- --------------- ------------- -----------------
1 Day Premium to Gemini
ADS price ($5.55)....... 45.0% - 55.0% $272.1 - $291.5 $8.05 - $8.60 0.4491x - 0.4801x
1 Month Premium to
Gemini ADS price
($3.90)................. 65.0% - 75.0% $215.9 - $229.5 $6.44 - $6.83 0.3591x - 0.3809x
Mean ...................               $244.0 - $260.5 $7.24 - $7.71 0.4041x - 0.4305x
Value in the
 Transaction............                   $242.0          $7.18          0.4000x

Discounted Cash Flow Analysis

   Robertson Stephens performed a discounted cash flow analysis on the after-tax free cash flows of Gemini for fiscal years 2002 through 2005 using estimates for fiscal years 2002 through 2005 obtained from SG Cowen published research analyst estimates as of February 15, 2001. These estimates do not adhere to SAB 101 revenue recognition guidelines. However, Robertson Stephens believed that the estimates calculated in this manner are more likely to accurately reflect the actual cash flows of Gemini. Robertson Stephens first discounted the estimated after-tax free cash flows through the fiscal year ending 2005 using discount rates ranging from 30.0% to 40.0%. Robertson Stephens then added to the present value of these after-tax free cash flows the exit value of Gemini based on a multiple of its projected revenues in the fiscal year ending 2005, discounted back to the present at the same discount rates. The exit value of Gemini in the fiscal year ending 2005 was computed by multiplying estimated revenue for fiscal year 2005 by exit revenue multiples ranging from 9.0x to 15.0x. The estimated revenue for fiscal year 2005 was obtained from SG Cowen published research analyst estimates as of May 15, 2001 and comply with SAB 101. The ranges of exit revenue multiples were selected from the comparable companies listed above and reflects Robertson Stephens' judgment as to an appropriate range of multiples at the end of the referenced period. Applying the above ranges of discount rates and exit multiples to the after-tax free cash flows of Gemini yielded the following ranges:

                             Implied Equity    Implied Price    Implied ADS
                          Values (in millions)    Per ADS     Exchange Ratio
                          -------------------- ------------- -----------------
                            $152.0 - $280.6    $4.60 - $8.29 0.2567x - 0.4626x
Value in the Transaction
 ........................        $242.0            $7.18          0.4000x

   The implied prices per American Depositary Share were calculated using the treasury stock method assuming approximately 32.4 million Gemini American Depositary Shares outstanding and approximately 3.6 million outstanding options and warrants to buy Gemini American Depositary Shares with a weighted average exercise price of $6.76. The implied exchange ratios were based on a share price of $17.92 for Sequenom common stock as of May 24, 2001.

Contribution Analysis

   Based upon publicly available information, estimates for Gemini obtained and calendarized from SG Cowen published research analyst estimates and estimates for Sequenom based on consensus Wall Street research estimates, Robertson Stephens analyzed the respective contributions of Gemini and Sequenom to the cash balance of the combined company based upon their respective cash balances as of March 31, 2001 and their respective contributions to the estimated revenues of the combined company for calendar years 2001, 2002 and 2003, assuming no synergies. The results of this analysis are summarized below:

                            Implied Equity    Implied Price    Implied ADS
                         Values (in millions)    Per ADS     Exchange Ratio
                         -------------------- ------------- -----------------
Contribution Analysis... $58.0 - $271.8       $1.78 - $8.04 0.0994x - 0.4485x
Value in the
 Transaction............        $242.0            $7.18          0.4000x

   The implied prices per American Depositary Share were based on a share price of $17.92 for Sequenom common stock as of May 24, 2001. The implied equity values were calculated using the treasury stock method assuming approximately
32.4 million Gemini American Depositary Shares outstanding and approximately
3.6 million outstanding options and warrants to buy Gemini American Depositary Shares with a weighted average exercise price of $6.76. The implied exchange ratios were calculated using the gross diluted method assuming approximately
32.4 million Gemini American Depositary Shares outstanding and approximately
3.6 million outstanding options and warrants to buy Gemini American Depositary Shares, and approximately 24.3 million shares of Sequenom common stock outstanding and approximately 1.8 million outstanding options and warrants to buy Sequenom common stock.

Sequenom Comparable Companies Analysis

   Using publicly available information, Wall Street research reports and information provided by FactSet Research Systems Inc., Robertson Stephens analyzed the stock performance, total enterprise value and trading multiples of Sequenom and two categories of comparable companies which Robertson Stephens believed to be reasonably comparable to Sequenom.

  Genomics Systems/Tools Industry

   Robertson Stephens analyzed the stock performance, total enterprise value and trading multiples of Sequenom and the following selected publicly traded companies in the genomics systems/tools industry which Robertson Stephens believed to be reasonably comparable to Sequenom:

  . Caliper Technologies Corp.

  . Genomic Solutions Inc.

  . Molecular Devices Corporation

  . Nanogen, Inc.

  . Orchid Biosciences, Inc.

  . Packard BioScience Company

   In examining the comparable companies in the genomics systems/tools industry, Robertson Stephens calculated the total enterprise value of each company as a multiple of its respective estimated calendar year 2001 and 2002 revenues and compared such multiples to corresponding multiples for Sequenom. Revenue data for Sequenom and the selected publicly traded companies were consensus research estimates. Stock performances compared by Robertson Stephens included the percentage below the highest intraday stock price and the percentage above the lowest intraday stock price for each company for the previous 52-week period, based upon the closing stock prices as of May 24, 2001. Robertson Stephens' analysis of these comparable companies resulted in the following:

                                      Stock
                                   Performance       Total Enterprise Value/
                                 --------------- -------------------------------
                                 % Above % Below CY 2001 Revenue CY 2002 Revenue
                                   Low    High     (estimated)     (estimated)
                                 ------- ------- --------------- ---------------
Maximum.........................  164.0%  88.6%      13.81x           6.94x
Minimum.........................   35.5%  60.1%       2.46x           2.13x
Sequenom........................  135.0%  65.5%      10.66x           5.14x

  Genomics Databases/Services Industry

   Robertson Stephens analyzed the stock performance, total enterprise value and trading multiples of Sequenom and the comparable companies listed in the "Comparable Companies Analysis" section above which Robertson Stephens believed to be reasonably comparable to Sequenom.

   In examining the comparable companies in the genomics databases/services industry, Robertson Stephens calculated the total enterprise value of each company as a multiple of its respective estimated calendar year 2001, 2002 and 2003 revenues and compared such multiples to corresponding multiples for Sequenom. Revenue data for Sequenom and the selected publicly traded companies were obtained from research analysts estimates. Stock performances compared by Robertson Stephens included the percentage below the highest intraday stock price and the percentage above the lowest intraday stock price for each company for the previous 52-week period, based upon the closing stock prices as of May 24, 2001. The stock price used for Rosetta Inpharmatics, Inc. was as of one day prior to the announced acquisition by Merck & Co., Inc. Robertson Stephens' analysis of these comparable companies resulted in the following:

                     Stock
                  Performance               Total Enterprise Value/
                --------------- -----------------------------------------------
                % Above % Below CY 2001 Revenue CY 2002 Revenue CY 2003 Revenue
                  Low    High     (estimated)     (estimated)     (estimated)
                ------- ------- --------------- --------------- ---------------
Maximum........  163.3%  85.6%      22.59x           7.73x           4.69x
Minimum........   43.9%  48.9%       1.92x           1.38x           1.26x
Sequenom.......  135.0%  65.5%      10.66x           5.14x           2.93x

Other Factors

   In rendering its opinion, Robertson Stephens considered other factors and conducted other analyses, including a review of certain pro forma effects resulting from the Transaction which took into account the impact of the Transaction on the projected earnings per share of the combined company for calendar years 2001 through 2003 based on SG Cowen published research analyst estimates for both Sequenom and Gemini revenues and projected 2001 synergies as estimated by the management of Sequenom.

   No company, business or transaction compared in any of the above analyses is identical to Sequenom, Gemini or the Transaction. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition and other values of the comparable companies, precedent transactions or the business segment, company or transaction to which they are being compared. In addition, various analyses performed by Robertson Stephens incorporate projections prepared by research analysts using only publicly available information. These estimates may or may not prove to be accurate.

   While this summary describes the analysis and factors that Robertson Stephens deemed material in its presentation to the Sequenom board of directors, it is not a comprehensive description of all analyses and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens expresses no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Robertson Stephens made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of Sequenom, Gemini or Robertson Stephens. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty.

   The engagement letter between Robertson Stephens and Sequenom provides that, for its services, Robertson Stephens is entitled to receive usual and customary fees in connection with the Transaction and the delivery of the fairness opinion, and with respect to the fee payable upon delivery of the fairness opinion, such fee was payable without regard to the conclusion reached in the opinion. The payment of Robertson Stephens' fees, other than the fee payable upon the delivery of the opinion, is contingent upon the completion of the Transaction. Sequenom has also agreed to reimburse Robertson Stephens for its reasonable and customary out-of-pocket expenses related to this work and to indemnify and hold harmless Robertson Stephens and its affiliates and any other person, director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to Sequenom. The terms of the fee arrangement with Robertson Stephens, which Sequenom and Robertson

Stephens believe are customary in transactions of this nature, were negotiated at arm's length between Sequenom and Robertson Stephens, and the Sequenom board of directors was aware of these fee arrangements.

   In the past, Robertson Stephens has provided certain investment banking services to Sequenom for which it has been compensated, including acting as co-manager for Sequenom's initial public offering in February 2000. Robertson Stephens maintains a market in the shares of Sequenom common stock. In the ordinary course of its business, Robertson Stephens may trade in Sequenom's securities and Gemini securities for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in Sequenom securities or Gemini securities.

   Robertson Stephens is an internationally recognized investment banking firm and was retained based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

Stock Listing

   The shares of Sequenom common stock to be issued in the Transaction will be listed on the Nasdaq National Market under the symbol "SQNM". Upon the completion of the Scheme of Arrangement, a request will be made for the Gemini American Depositary Shares to cease to be listed on the Nasdaq National Market.

No Appraisal Rights

   English law does not provide for appraisal rights in a Scheme of Arrangement. Once a Scheme of Arrangement has been approved by the shareholders and the High Court, and the final court order sanctioning the Scheme of Arrangement and confirming the reduction of Gemini share capital has been registered by the Registrar of Companies in England and Wales, all shareholders of the relevant class are bound by the terms of the Scheme of Arrangement. A dissenting shareholder would have no rights comparable to dissenters' rights.

                   CERTAIN TERMS OF THE TRANSACTION AGREEMENT

   The following is a summary of the material provisions of the Transaction Agreement. The following is not a complete statement of all provisions of the Transaction Agreement. Sequenom urges you to read the entire Transaction Agreement, which is attached as Attachment A to this proxy statement. This summary is qualified in its entirety by reference to the full text of the Transaction Agreement.

Consideration to be Received in the Transaction

   Under the terms of the Transaction Agreement, Sequenom will issue shares of common stock upon the completion of the Transaction to Gemini shareholders on the day immediately preceding the completion of the Transaction. For each outstanding Gemini ordinary share, Sequenom will issue 0.2 of a share of Sequenom common stock. For each outstanding Gemini American Depositary Share, which in turn represents two Gemini ordinary shares, Sequenom will issue 0.4 of a share of Sequenom common stock. In no event will Sequenom issue more than 14,403,870 shares of its common stock pursuant to the Scheme without its consent. In the event that the calculations set forth above would result in the issuance by Sequenom of more than 14,403,870 shares of Sequenom common stock, the exchange ratios for each Gemini ordinary share and Gemini ADS will be reduced to the greatest fraction of a share of Sequenom common stock that would result in no more than 14,403,870 shares of Sequenom common stock being issued pursuant to the Scheme. Under the Transaction Agreement, Sequenom may consent to the issuance of additional Gemini ordinary shares, including the grant of additional options to purchase Gemini ordinary shares, without reducing the exchange ratios for the outstanding Gemini ordinary shares and Gemini American Depositary Shares.

   No fraction of a share of Sequenom common stock will be issued pursuant to the Scheme of Arrangement. Instead, Gemini shareholders who would otherwise be entitled to a fraction of a share of Sequenom common stock will receive cash, without interest, as if such fraction of a share of Sequenom common stock had been sold at the closing price of Sequenom common stock on the Nasdaq National Market.

   If at any time during the period between May 29, 2001 and the completion of the Scheme of Arrangement any change in the outstanding shares of capital stock of Sequenom or Gemini occurs as a result of any capital reorganization, reclassification, stock split, readjustment of shares, or any stock dividend with a record date during such period, the number of shares of Sequenom common stock to be issued in the Transaction will be adjusted equitably.

   The shares of Sequenom common stock to be issued in the Transaction will be validly issued, fully paid, non-assessable and free of all encumbrances (other than encumbrances created by Gemini shareholders) and will rank pari passu in all respects with the Sequenom common stock held by you.

Treatment of Gemini Options and Warrants

   Gemini ordinary shares issued upon the exercise of options prior to the close of business on the business day before the date of the final court order sanctioning the Scheme of Arrangement will be treated as outstanding for purposes of the exchange ratio. Gemini shares will not be issued upon the exercise of options after that time. Instead, Sequenom shares will be issued in accordance with the exchange ratio.

   All outstanding options to purchase Gemini ordinary shares will accelerate and become fully vested and will be exercisable for a limited period of time after the court order sanctioning the Scheme of Arrangement. Gemini's Articles of Association will be amended to provide that Gemini ordinary shares issued after the court order to any person other than Sequenom or its nominee will be exchanged for Sequenom common stock on the same terms as provided in the Transaction Agreement. As a result, any person exercising options to purchase Gemini ordinary shares after the court order will receive Sequenom common stock in place of Gemini ordinary shares on the same terms as provided in the Transaction Agreement.

   Sequenom will offer Gemini option holders the opportunity to replace their existing unexercised options with equivalent options to purchase shares of Sequenom common stock on the terms contained in the applicable Gemini option plan, or, where no such terms are provided, on a similar basis. The number of shares of Sequenom common stock subject to a replacement option will be calculated by multiplying the exchange ratio of a share of Sequenom common stock by the number of Gemini ordinary shares to which the replaced option related, rounding to the nearest whole number of shares of Sequenom common stock after aggregating fractions. The exercise price of each replacement option will be calculated by applying the exchange ratio accordingly by reference to the exercise price of the replaced option.

   Holders of Gemini options will be notified about the effect of the Transaction on their options and of the opportunity to replace their options as described above.

   In connection with the Transaction, the warrant to purchase 40,000 Gemini ordinary shares held by Hewlett-Packard International Bank Limited, and any additional warrants to purchase up to an additional 80,000 Gemini ordinary shares issuable to Hewlett-Packard International Bank Limited under certain circumstances, will be replaced by warrants to purchase the appropriate number of shares of Sequenom common stock based upon the exchange ratio. The exercise price of the new warrant will be calculated by dividing the exchange ratio into the exercise price of the original warrant. The terms and conditions of the warrant will otherwise remain the same.

Covenants

Conduct of the Parties Prior to the Closing of the Transaction

   Sequenom and Gemini have agreed under the Transaction Agreement that, until the completion of the Transaction, except as otherwise contemplated by the Transaction Agreement, required by law, or with the written consent of the other party, they will, and will cause their affiliates to, conduct their respective businesses in the ordinary course of business in accordance with past practices and in compliance with applicable law and their respective material agreements, and to use all reasonable efforts to preserve their respective business organization and maintain all material third-party relationships.

   In addition, Sequenom and Gemini have agreed that, until the completion of the Transaction, they will not, without the other party's prior written consent, and they will not permit their affiliates to:

  . declare or pay dividends or make any other distribution with respect to any shares of capital stock or repurchase, redeem or reacquire any shares of capital stock or other securities;

  . sell, issue or authorize the issuance of, any equity, convertible or other securities (other than issuances of shares upon the exercise of previously issued stock options under any stock option plan in the ordinary course of business and consistent with past practices);

  . amend or waive any of their rights under, or permit the acceleration of vesting of, outstanding options;

  . except as required to effect the Transaction, amend their organizational documents;

  . become a party to any merger, consolidation, share exchange, business combination, recapitalization or reclassification;

  . conduct a stock split, reverse stock split or similar transaction with respect to the shares of their capital stock;

  . make any capital expenditure outside of the ordinary course of business or make any single capital expenditure in excess of $500,000;

  . enter into or materially modify any contract or agreement which is material to their business taken as a whole;

  . with certain exceptions, acquire, sell, lease or license any right or other asset from or to any other entity;

  . with certain exceptions, lend money to any entity, or incur or guarantee any indebtedness for borrowed money (other than in the ordinary course of business and consistent with past practices or in accordance with existing agreements);

  . with certain exceptions, establish or adopt any collective bargaining agreement, stock option or other employee benefit plan, pay bonuses, or increase compensation payable to, any director, officer or employee who earns $100,000 or more;

  . hire any new employee having an annual salary in excess of $100,000;

  . change any of their methods of accounting in any material respect except as required by law or generally accepted accounting principles;

  . make any material tax election except as required by law or generally accepted accounting principles;

  . commence or settle any material legal proceeding;

  . form any subsidiary or acquire any equity interest or other interest in any other entity; and

  . enter into any material transaction or take any material action outside the ordinary course of business or inconsistent with past practice.

 Limitation on Discussing and Encouraging Other Takeover Proposals; Board Recommendations

   Sequenom and Gemini have agreed that, until the earliest to occur of the completion of the Transaction, the termination of the Transaction Agreement and November 30, 2001, they will not (and they will not permit any of their affiliates or representatives to):

  . solicit, initiate or knowingly encourage (including by furnishing information), or enter into discussions or negotiations regarding, any Takeover Proposal from any person; or

  . enter into any acquisition or disposition of assets other than in the ordinary course of business.

   A "Takeover Proposal" is any proposal (or publicly announced intention to make a bona fide proposal) by a third party to enter into any merger, exchange offer, consolidation, partnership, joint venture or other business combination involving Sequenom or Gemini, as the case may be, or the purchase of all or substantially all of the assets of, or more than 50% of the voting capital stock of, Sequenom or Gemini, as the case may be, which is substantially inconsistent with the implementation of the Transaction.

   Sequenom and Gemini may, however, engage in discussions or negotiations with, and furnish information to, any third party which has approached it if the board of the approached company concludes in good faith, after consultation with and based upon the advice of its outside counsel at a meeting of such board, that the failure to take such action would be in breach of the directors' fiduciary duties or would violate applicable law or stock exchange rules. In such a case, the party must promptly provide a copy of the minutes of the board meeting reflecting the board's conclusion. Sequenom and Gemini have agreed to promptly (but in any event within 24 hours) notify the other party of the receipt of any Takeover Proposal, including the material terms and conditions of, and the identity of the person making, the Takeover Proposal.

   Sequenom and Gemini also have each agreed, subject to the terms of the Transaction Agreement, to recommend to its respective shareholders the approval of the Transaction Agreement and the Transaction, and they have each agreed to use their reasonable efforts to solicit such approval. The boards of Sequenom and Gemini are each prohibited under the Transaction Agreement from making a "Subsequent Determination," which means each is prohibited from:

  . withdrawing or adversely modifying its recommendation(s) of the Transaction or making any public statement or filing inconsistent with its recommendation(s) of the Transaction;

  . approving or recommending, or proposing publicly to approve or recommend, any Takeover Proposal; and

  . entering into any acquisition agreement related to any Takeover Proposal.

   The foregoing prohibition does not apply, however, to any Subsequent Determination if, prior to the completion of the Transaction, the applicable board determines in good faith, after consultation with and based upon the advice of its outside counsel at a meeting of such board, that the failure to make such Subsequent Determination would be in breach of the directors' fiduciary duties or would violate applicable law or stock exchange rules or any requirement of the U.K. City Code on Takeovers and Mergers or the U.K. Companies Act 1985. In such a case, the party must promptly provide a copy of the minutes of the board meeting reflecting the board's conclusion.

   If a party is in breach of its obligations described above, such party will pay to the non-breaching party damages equal to the non-breaching party's reasonable costs and expenses incurred in connection with the Transaction up to the date of the breach. Each party agrees that this amount represents a genuine pre-estimate of damages suffered by the other. The maximum amount so payable is not to exceed the amount determined below.

   If an announcement is made by a third party with respect to a Takeover Proposal (unconditional in all respects or otherwise effective), the party subject to the Takeover Proposal will pay to the other party a termination fee. The termination fee will be an amount equal to the lesser of:

  . $2,290,000, and

  . the largest sum as would not materially reduce the net assets of Gemini as defined in Section 152(2) of the U.K. Companies Act 1985.

   However, if Gemini has no net assets, this sum will not be payable. Under the Transaction Agreement, it is agreed that, if a payment is made under any of the provisions described above or under the heading "Termination; Termination Fee", no payment will be required to be made under any other provision.

Additional Covenants

 The Proxy Statement, the Offering Circular and the Meetings

   Under the Transaction Agreement, Sequenom has agreed to:

  . take all action reasonably necessary to convene a special meeting of its stockholders for the purpose of voting on the issuance of the shares of Sequenom common stock in the Transaction;

  . prepare, file and mail a proxy statement in connection with the special meeting, and cooperate with Gemini in the preparation of the circular to be mailed to Gemini shareholders in connection with the Scheme of Arrangement;

  . represent and warrant to Gemini that the information to be supplied by Sequenom for inclusion in the proxy statement or the circular will be accurate;

  . obtain in a timely fashion all necessary state securities law or "Blue
    Sky" approvals; and

  . indemnify Gemini (for itself and on behalf of its directors and officers) up to a maximum amount equal to the termination fee (as described above) from and against all losses arising from Sequenom's breach of its obligations relating to the preparation of the proxy statement and the circular.

   Under the Transaction Agreement, Gemini agreed to:

  . subject to obtaining leave from the High Court, convene the meeting for purposes of approving the Scheme of Arrangement (the "court meeting"), take all action reasonably necessary to convene the extraordinary general meeting of Gemini shareholders and the court meeting at which resolutions will be proposed to approve the Transaction;

  . prepare and mail the circular, and cooperate with Sequenom in the preparation of its proxy statement;

  . represent and warrant to Sequenom that the information to be supplied by Gemini for inclusion in the circular or the proxy statement will be accurate; and

  . indemnify Sequenom (for itself and on behalf of its directors and officers) up to a maximum amount equal to the termination fee (as described above) from and against all losses arising from Gemini's breach of its obligations relating to the preparation of the circular and the proxy statement.

 Management-Related Covenants

   Sequenom has agreed to cause Michael Fitzgerald, the Chairman of Gemini, and a nominee of Mr. Fitzgerald who is a director of, or employed by, a publicly held biotechnology or pharmaceutical company (other than Gemini) and reasonably acceptable to Sequenom, to be nominated and elected to the Sequenom board of directors. Sequenom has further agreed that, for at least two years following the completion of the Transaction (unless otherwise consented to by at least 80% of the directors on the board), the Sequenom board will be comprised of no more than eight directors.

   Gemini has agreed to cause all non-executive directors on the Gemini board as of the date of the Transaction Agreement to resign from the Gemini board (effective after the Scheme of Arrangement becomes effective and in accordance with the directors' contractual entitlements).

   The parties have agreed that Paul Kelly, Jeremy Ingall and Patrick Kleyn from Gemini, and Andreas Braun, Charles R. Cantor, Delbert F. Foit, Antonius Schuh and Stephen L. Zaniboni from Sequenom, will constitute the Gemini board following the completion of the Transaction for so long as the Sequenom board determines that the Gemini board should be so constituted.

 Tax-Free Transaction

   Sequenom and Gemini have each agreed to use their reasonable endeavors to cause the Transaction to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and not to take any action or fail to take any action that would or would reasonably be likely to adversely affect the treatment of the Transactions as such a tax-free reorganization.

 Exemption Under the Securities Act

   In connection with the implementation of the Scheme of Arrangement and the related court hearings, Gemini has agreed to take all reasonable steps to preserve the availability of the exemption from registration under the Securities Act provided by Section 3(a)(10) of the Securities Act.

 New Registration Rights Agreement

   Sequenom has agreed to use its reasonable endeavors to obtain, prior to the shareholder meetings, any consents required (including any consents required under Sequenom's existing registration rights agreement) in order to enter into the new registration rights agreement contemplated by the Transaction Agreement and to perform its obligations under the new registration rights agreement. See "Interests of Certain Persons in the Transaction and Related Agreements-- Registration Rights Agreement".

Representation and Warranties

   The Transaction Agreement includes customary representations and warranties made by Sequenom and Gemini relating to the respective businesses of the parties. The representations and warranties of Sequenom and Gemini expire upon the completion of the Transaction.

   The representations made by each party include, among others, representations relating to:

  . its due organization, good standing and subsidiaries;

  . its authority to own its assets and carry on its business;

  . its capital structure;

  . the accuracy of all its filings with the SEC;

  . the completeness, preparation and compliance of its financial statements in accordance with generally accepted accounting principles;

  . the absence of certain changes in its business since March 31, 2001;

  . its intellectual property and other assets;

  . tax, insurance, employee and environmental matters;

  . the enforceability of its material contracts;

  . absence of material litigation; and

  . the authority to enter into the Transaction Agreement and to consummate the Transaction.

Conditions to the Transaction

   Neither Sequenom nor Gemini will be obligated to complete the Transaction unless the conditions set forth in Appendix IV and Section 7 of the Transaction Agreement are satisfied or waived. These conditions include, among other things:

  . approval by a majority in number of Gemini shareholders representing at least 75% of the Gemini ordinary shares present and voting, either in person or by proxy, at the court meeting;

  . the passing of the special resolution required to implement the Scheme of Arrangement and amend Gemini's articles of association by Gemini shareholders at an extraordinary general meeting;

  . approval of the issuance of Sequenom shares by Sequenom stockholders at the special meeting;

  . sanction of the Scheme of Arrangement and confirmation of the reduction of capital involved in the Scheme of Arrangement by the High Court;

  . an office copy of the final court order being delivered for registration to the Registrar of Companies in England and Wales and being registered by him;

  . approval of the Sequenom common stock to be issued in the Transaction for trading upon notice of issuance on the Nasdaq National Market;

  . termination of existing employment agreements with Gemini and the execution and delivery of new employment agreements with Sequenom by Paul Kelly, Jeremy Ingall and Patrick Kleyn in accordance with previously-agreed term sheets attached as Appendix V to the Transaction Agreement;

  . execution and delivery of the new registration rights agreement by Sequenom and each of Michael Fitzgerald, Genelink Holdings Ltd., Radisson Trustees Ltd. and Cloverleaf Holdings Limited;

  . the absence of: (A) material adverse investigations or legal proceedings
    (either threatened or instituted) or new material liabilities or contingencies involving Sequenom or Gemini; (B) adverse legal proceedings, statutes, regulations or investigations affecting the Transaction; and (C) any material adverse change in the business, financial position or trading position of either party taken as a whole, in each case, other than as publicly disclosed or fairly disclosed in writing to the other party on or prior to May 28, 2001;

  . satisfaction of all regulatory requirements, including the receipt of all necessary consents, approvals, authorizations and orders necessary to complete the Transaction;

  . effectiveness of the Scheme of Arrangement by November 30, 2001 or such later date as Sequenom and Gemini may agree and the High Court shall approve;

  . the appointment of Michael Fitzgerald and a nominee of Mr. Fitzgerald as directors to the board of Sequenom;

  . the compliance by Sequenom and Gemini with the terms of the Transaction
    Agreement in all material respects;

  . the engagement letter between Lipe & Co., financial advisors to Gemini, and Gemini, as amended as of May 27, 2001, remaining in full force and effect without further amendment;

  . receipt by Sequenom, immediately prior to the hearing of the petition to sanction the Scheme of Arrangement, of a certificate signed by an officer of Gemini stating that (a) the representations and warranties given by Gemini that are qualified as to materiality in the Transaction Agreement were true and correct on the date of the Transaction Agreement, and except to the extent they speak of an earlier date, remain true and correct on the date the certificate is delivered and (b) the representations and warranties given by Gemini that are not qualified as to materiality were true and correct in all material respects as at the date of this Agreement and, except to the extent that the same speak as at an earlier date, remain true and correct at the time of delivery of such certificate;

  . receipt by Gemini, immediately prior to the hearing of the petition to sanction the Scheme of Arrangement, of a certificate signed by an officer of Sequenom stating that (a) the representations and warranties given by Sequenom that are qualified as to materiality in the Transaction Agreement were true and correct on the date of the Transaction Agreement, and except to the extent they speak of an earlier date, remain true on the date the certificate is delivered and (b) the representations and warranties given by Sequenom that are not qualified as to materiality were true and correct in all material respects as at the date of this Agreement and, except to the extent that the same speak as at an earlier date, remain true and correct at the time of delivery of such certificate; and

  . the qualification of the Transaction as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code (provided that neither party may assert that this condition has not been satisfied if
    (1) the asserting party is in breach of its obligations described under "--Additional Covenants--Tax-Free Transaction" or (2) if Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Gemini, provides an opinion to the parties to the effect that the Transaction will qualify as a reorganization under Section 368(a) of the Internal Revenue Code).

   Some of the above conditions may be waived by either Sequenom or Gemini as described in Appendix IV of the Transaction Agreement.

Termination; Termination Fee

   The Transaction Agreement may be terminated as follows:

   (a) By the mutual written consent of Sequenom and Gemini.

   (b) By either Sequenom or Gemini, by written notice, if the Transaction has not become effective on or before November 30, 2001 and the party seeking to terminate the Transaction Agreement has not materially breached its obligations thereunder in a manner that proximately contributed to the parties' failure to consummate the Transaction on or before such date.

   (c) By either Sequenom or Gemini, by written notice, if the board of the other party (through its own action or through any agency, or otherwise) makes a "Subsequent Determination" (as defined under "--Limitations on Discussing and Encouraging Other Takeover Proposals; Board Recommendations").

   (d) By either Sequenom or Gemini, by written notice, if the board of such party (through its own action or through any agency, or otherwise) makes a "Subsequent Determination" in material compliance with the covenants described under "--Limitations on Discussing and Encouraging Other Takeover Proposals; Board Recommendations".

   (e) By either Sequenom or Gemini, by written notice, if:

     (1) the stockholders of the other party fail to approve a resolution required to be approved for purposes of the Transaction;

     (2) any of the conditions to the Transaction cease to be capable of being satisfied for any reason and the party entitled to waive satisfaction of such condition fails to confirm its waiver of satisfaction of the relevant condition;

     (3) there shall have been a breach by the other party of the covenants described under "--Covenants--Limitations on Discussing and Encouraging Other Takeover Proposals; Board Recommendations"; or

     (4) there shall have been a breach by the other party of the obligations set forth in the Transaction Agreement with respect to any of the conditions to the Transaction which, if not cured, would cause the conditions not to be satisfied, and such breach shall not have been cured within 15 days after notice of the breach has been received by the party alleged to be in breach subject in all cases to compliance with the U.K. City Code on Takeovers and Mergers and the requirements of the U.K. Panel on Takeovers and Mergers.

   (f) By Gemini if there shall have been an uncured breach by Sequenom of its obligations under "--Covenants--Additional Covenants--Tax-Free Transaction".

   (g) By Sequenom if there shall have been an uncured breach by Gemini of its obligations described under "--Covenants--Additional Covenants--Exemption Under the Securities Act".

   If the Transaction Agreement is terminated by either party pursuant to the provisions described above in paragraph (c) or paragraph (e)(4), the non-terminating party must pay the terminating party the termination fee described under "--Covenants--Limitations on Discussing and Encouraging Other Takeover Proposals; Board Recommendations". If the Transaction Agreement is terminated by either party pursuant to the provisions described above in paragraph (d), the terminating party must pay the other party the termination fee.

Expenses

   Generally, each party will bear all legal, accountancy and other costs and expenses incurred by it in connection with the Transaction Agreement and the implementation of the Scheme of Arrangement and the Transaction.

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

     INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION AND RELATED AGREEMENTS

Interests of Certain Persons

   Neither Sequenom, nor any of its directors or executive officers, nor so far as Sequenom is aware any person acting in concert with Sequenom, owns or controls any Gemini ordinary shares or any Gemini American Depositary Shares, has any option to acquire any Gemini ordinary shares or any Gemini American Depositary Shares or has entered into any transaction involving derivative securities of Gemini which remains outstanding, other than Andreas Braun, Ph.D., M.D., an executive officer of Sequenom. Dr. Braun owns 200 Gemini American Depositary Shares. Robertson Stephens has traded in Gemini American Depositary Shares but is not a market-maker in Gemini American Depositary Shares. Fleet Securities, Inc., an affiliate of Robertson Stephens, has acted as a market-maker in Gemini American Depositary Shares but is not currently a market-maker in Gemini American Depositary Shares.

   For technical reasons associated with the Scheme and to ensure Gemini and Sequenom comply with the U.K. Companies Act 1985, Gemini intends to seek shareholder approval, at the extraordinary general meeting of Gemini shareholders in connection with the Transaction, for the creation of a new class of share, namely the non-voting deferred share, to be allotted and issued to Sequenom in connection with the Transaction.

Registration Rights Agreement

   As a condition to the completion of the Transaction, Sequenom is required to enter into the new registration rights agreement with Michael Fitzgerald and three entities affiliated with Mr. Fitzgerald, Genelink Holdings Ltd., Raddisson Trustee Ltd., and Cloverleaf Holdings Limited. The form of the new registration rights agreement is attached as Appendix VI to the Transaction Agreement.

   Following the closing, Mr. Fitzgerald and these affiliated entities will hold approximately 10.1% of the outstanding Sequenom common stock (assuming the exercise of all outstanding Sequenom options and warrants). The rights under the new registration rights agreement will be similar to the rights contained in the Amended and Restated Registration Rights Agreement dated as of December 21, 1998 by and among Sequenom and certain investors. Under the original registration rights agreement, Sequenom is required to obtain the consent of the holders of at least a majority of the outstanding registrable securities under the original registration rights agreement to grant the registration rights provided in the new registration rights agreement. Sequenom intends to solicit this consent prior to the special meeting.

   Under the new registration rights agreement, Mr. Fitzgerald and three entities affiliated with him will be granted "piggyback" registration rights on all registrations initiated by Sequenom on its behalf or on behalf of others (other than registrations relating to employee benefit plans or transactions specified in SEC Rule 145) solely for cash and on a form that would also permit the registration of the registrable securities under the new registration rights agreement. In underwritten offerings, the managing underwriter may reduce the number of shares proposed to be registered pro rata in the manner and with the priority set forth in the new registration rights agreement. The holders of registrable securities under the new registration rights agreement are also entitled, under certain circumstances, to cause Sequenom to register their registrable securities on Form S-3 or any similar short form registration statement, upon initiation by any holder of then outstanding registrable securities so long as the price of the securities to be offered is reasonably anticipated to be not less than $2,000,000.

   Sequenom will bear the registration expenses (other than underwriting discounts and commissions) of all registrations under the new registration rights agreement (including fees and expenses of one special counsel for the selling stockholders in connection with the first two Form S-3 registrations).

   The registration rights terminate as to any holder of registrable securities under the new registration rights agreement when the registrable securities held by such holder are no longer subject to the limitation on resale under SEC Rule 144 or SEC Rule 145.

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

Employment Agreements

   It is a condition to the completion of the Transaction that Paul Kelly, Jeremy Ingall and Patrick Kleyn enter into new employment agreements with Sequenom in accordance with the term sheets attached in Appendix V to the Transaction Agreement (attached to this proxy statement as Attachment A).

                    OTHER MATTERS RELATED TO THE TRANSACTION

Federal Income Tax Consequences

   The Transaction is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. No gain or loss will be recognized for U.S. federal income tax purposes by Sequenom, Gemini or the Sequenom stockholders as a result of the Transaction.

   The discussion does not purport to be a complete analysis or description of all potential federal income tax consequences of the Transaction. This discussion does not address tax consequences with respect to individual circumstances. This discussion does not address any non-income tax or any foreign, state or local tax consequences of the Transaction. You should consult with your tax advisor if you have any questions about the particular United States federal, state, local or foreign income or other tax consequences associated with the Transaction.

Accounting Treatment

   Sequenom will account for the Transaction using the purchase method of accounting, which means that the assets and liabilities of Gemini, including intangible assets, will be recorded at their fair value and the results of operations of Gemini, will be included in Sequenom's results from the date of acquisition.

Certain Federal Securities Law Consequences

   In light of the fact that the Scheme of Arrangement will be sanctioned by the High Court, the Sequenom common stock to be issued in the Transaction will not be registered under the Securities Act of 1933, in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act. See "United Kingdom Corporate and Regulatory Approvals Concerning the Transaction".

   As a result, no registration statement concerning the issuance of Sequenom common stock in the Transaction has been or will be filed with the SEC, other than as may be required after the completion of the Transaction pursuant to the new registration rights agreement. See "Interests of Certain Persons in the Transaction and Related Agreements--Registration Rights Agreement". Shares of Sequenom common stock issued to a Gemini shareholder deemed to be an "affiliate" (as the term is defined in SEC Rule 144), will not be freely tradable under the Securities Act. Those affiliates may not resell the shares of Sequenom common stock that they acquire in the Transaction except pursuant to:

  . an effective registration statement under the Securities Act covering such shares;

  . the resale provisions of SEC Rule 145; or

  . any other applicable exemption from the registration requirements of the Securities Act.

   Shares of Sequenom common stock issued in the Transaction to persons that are not affiliates will be freely tradeable under the Securities Act.

  UNITED KINGDOM CORPORATE AND REGULATORY APPROVALS CONCERNING THE TRANSACTION

The Scheme of Arrangement

   A Scheme of Arrangement is a U.K. statutory procedure under Section 425 of the U.K. Companies Act 1985. It permits a company to make an arrangement with its members which, if agreed to by the requisite majority and sanctioned by the High Court, will be binding on all the members concerned whether they voted in favor of the Scheme or not.

   The essential statutory requirements for the Scheme of Arrangement are:

  . the Scheme of Arrangement has to be agreed to at the meeting convened by order of the High Court for purposes of approving the Scheme of Arrangement;

  . the Scheme of Arrangement has to be agreed to at the court meeting by a majority in number of Gemini shareholders representing at least 75% of the Gemini shares, present and voting at the meeting, whether in person or by proxy;

  . the notice convening the court meeting has to be accompanied by a statement under Section 426 of the U.K. Companies Act 1985 explaining the effect of the Scheme of Arrangement and stating any material interests of the directors of Gemini and the effect on those interests of the Scheme of Arrangement in so far as it is different from the effect on the interests of other shareholders;

  . the Scheme of Arrangement has to be sanctioned, and the reduction of capital involved therein has to be confirmed, by the High Court; and

  . an office copy of the order of the High Court sanctioning the Scheme and confirming the reduction of capital involved therein has to be delivered to the Registrar of Companies for registration and be registered by him, upon which the Scheme of Arrangement becomes effective.

  In addition to the statutory requirements for the Scheme of Arrangement:

  . the reduction of capital involved in the Scheme of Arrangement has to comply with the statutory procedures of Sections 135-141 of the U.K. Companies Act 1985; and

  . Gemini is required to hold an extraordinary general meeting of its shareholders to consider and, if thought fit, pass a special resolution to implement the Scheme of Arrangement, including the reduction of capital involved therein and the issue of new Gemini shares to Sequenom. This resolution requires approval by Gemini shareholders holding at least 75% of Gemini shares present and voting in person or by proxy at the extraordinary general meeting of its shareholders.

The Extraordinary General Meeting of Gemini

   Time, Place and Date. The extraordinary general meeting of Gemini shareholders will be held on August 23, 2001 at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY, England, commencing at 10:00 a.m., London time.

   Purpose. At the extraordinary general meeting, the Gemini shareholders will be asked to consider and vote upon a proposal to reduce the share capital of Gemini by the cancellation of the existing Gemini shares and upon the reduction taking effect for the share capital of Gemini to be increased to its former amount by the creation of such number of new Gemini shares as equals the number of Gemini shares so cancelled and the issue thereof to Sequenom, in consideration of the Sequenom shares being issued, in accordance with the Scheme of Arrangement and to alter the Articles of Association of Gemini with the result that Gemini will become a wholly owned subsidiary of Sequenom.

   Record Date; Shares Entitled to Vote. Only Gemini shareholders of record 48 hours before the time fixed for the extraordinary general meeting or any adjournment thereof (as the case may be), will be entitled to vote at the extraordinary general meeting. On June 28, 2001, there were 64,742,260 Gemini ordinary shares in issue. The holders of Gemini ordinary shares are entitled to one vote per share on each matter to come before the meeting.

   Vote Required. The affirmative vote of Gemini shareholders representing at least 75% of the Gemini shares, present and voting, either in person or by proxy at the extraordinary general meeting is required to pass the resolutions to implement the Transaction and to amend the Articles of Association of Gemini in connection with the Transaction.

The Court Meeting

   Time, Place and Date. The court meeting will be held on August 23, 2001 at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY, England, commencing at 10:05 a.m., London time (or as soon thereafter as the extraordinary general meeting is concluded or adjourned).

   Purpose. At the court meeting, Gemini shareholders will be asked to consider and vote upon a proposal to approve the Scheme of Arrangement.

   Record Date; Shares Entitled to Vote. Only Gemini shareholders of record 48 hours before the time fixed for the court meeting or any adjournment thereof (as the case may be) will be entitled to vote at the court meeting. On June 28, 2001, there were 64,742,260 Gemini ordinary shares in issue. The holders of Gemini ordinary shares are entitled to one vote per share on each matter to come before the court meeting.

   Vote Required. The affirmative vote of a majority in number of Gemini shareholders representing at least 75% of the existing Gemini shares present and voting either in person or by proxy at the court meeting is required to approve the Scheme of Arrangement.

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

                               BUSINESS OF GEMINI

   Gemini is a clinical genomics company. It identifies relationships between human genes and human health and disease. Gemini uses clinical and medical information as the starting point in its search for disease genes. Gemini believes that the collection and analysis of both detailed clinical and genetic data relating to the presence or risk of disease is more effective in discovering these disease genes than analyzing genetic data alone. Gemini expects that discoveries arising from its research will provide it with products which can be licensed to pharmaceutical, diagnostic, genomics and biotechnology companies for drug discovery or gene-based diagnostic applications. As current efforts by others to determine the identity and location of all human genes (which Gemini refers to as mapping of the human genome) nears completion, the objective of genomics is shifting from determining the sequence of genes to understanding the role of genes in human health and disease. Gemini believes that it is well positioned to take advantage of the opportunities created by the mapping of the human genome due to its disease gene discovery process and the clinical data and samples Gemini has already collected, as well as the additional resources provided by Gemini's technology collaborators. Gemini's technology collaborators include Celera Genomics (a division of Applera Corporation), Qiagen Genomics, Large Scale Proteomics, CuraGen, Sequenom, Rosetta Inpharmatics and Genmab.

   Gemini focuses on identifying disease genes through a three-step process:

  . Gemini's network of clinical collaborators and its Canadian subsidiary collect extensive, high quality clinical measurements and related genetic and other biological samples from human volunteers from a number of different groups, comprising twin populations, disease-affected populations, geographically isolated populations and patients in clinical trials. Generally, Gemini has the exclusive right to use this clinical and biological data for commercial purposes and has proprietary rights to any genetic and other information derived from these resources. Gemini also obtains genetic information from the growing amount available in the public domain and from its technology alliances;

  . Gemini integrates this data into its databases and other biological information management and analysis, or bioinformatic, systems, as well as technologies Gemini accesses through alliances, to identify relationships between clinical measurements that are used to define a disease and genes or proteins; and

  . Gemini verifies its findings by using clinical and genetic data from its different clinical populations to efficiently confirm its discoveries.

   Gemini believes that the comprehensive and diverse nature of its clinical and genetic resources gives it a significant competitive advantage. Gemini's acquisition of Eurona Medical AB (subsequently renamed Gemini Genomics AB), a Swedish genomics company, and its establishment of Newfound Genomics in Canada have significantly expanded its access to clinical and genetic resources. Because Gemini's clinical and genetic information would be time consuming and expensive to replicate, Gemini believes this resource makes it an attractive collaborator for companies possessing complementary technologies which enable Gemini to discover disease genes more rapidly.

   Gemini is a development stage company. Since inception, it has incurred significant losses and, as of March 31, 2001, Gemini had an accumulated deficit of $51.4 million. Gemini's only revenues to date have been license fees and royalty receipts from the licensing of its first disease gene patent for use in diagnostic applications, service fees from a gene validation program and payments in relation to two non-exclusive agreements with CuraGen focused on the discovery of genes that affect diabetes, obesity and osteoarthritis.

Competition

   Gemini competes with a number of companies performing similar activities in more targeted areas. A number of companies are involved in discovering genes using human populations, which is similar to Gemini's approach. These companies include deCode Genetics, Genset, Myriad Genetics, Millennium Pharmaceuticals and Oxagen. Some of these companies collect data from siblings or large families affected with disease,

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

including families affected with rare forms of genetic disease or families from geographically isolated populations, which typically require replication in general population samples. A number of companies, such as Celera Genomics, CuraGen, Human Genome Sciences, Incyte Pharmaceuticals and Millennium Pharmaceuticals, are involved in discovering genes using gene sequencing technologies and equipment and other technologies.

Government Regulation

   Government regulation in the United States, the European Union and other countries significantly affects the collection and use of the DNA samples used in Gemini's research programs as well as in the development and commercialization by its customers of drugs and diagnostics based on its gene discoveries.

   Gemini obtains DNA samples through clinical collaborators and from its Canadian subsidiary. The collection of genetic samples and genetic testing has already raised concerns regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may decide to restrict or regulate the use of genetic information or prohibit testing for a genetic predisposition to certain conditions, particularly for those that have no known cure. The programs of Gemini's clinical collaborators and its Canadian subsidiary are subject to the review of procedures by the ethics committees of the institutions associated with these collaborators. These ethics committees are typically subject to national or local regulations. In general, these regulations follow International Committee on Harmonization guidelines for good clinical practice regarding the conduct of clinical research programs and require (1) informing the volunteers in those programs of the risks of the procedures to be performed as part of the program; and (2) obtaining consent to participate in the program from all volunteers.

   The relevant ethics committees approve the protocols and other operating procedures to be followed in the programs and require the volunteers' consent to the intended use of the samples and the protection of the individual identities of the volunteers. Gemini's ability to collect samples and data depends on its clinical collaborators' and its Canadian subsidiary's ability to obtain ethics committee approvals.

   Gemini's ultimate commercial success will depend on the ability of its customers to successfully develop and market products based on its discoveries. Gemini's customers will require the approval of the U.S. Food and Drug Administration and similar regulatory authorities in other countries to manufacture and market in those countries any drugs and diagnostics they develop based on Gemini's discoveries. The United States and most other countries impose high standards of review by their regulatory authorities before drugs or diagnostics are approved for use. The regulatory authorities typically require evidence of the product's safety and usefulness from pre-clinical and clinical studies showing the effects and side effects of the product before they will grant approval. This process typically takes a number of years depending on the type, complexity and novelty of the product. These authorities also typically demand ongoing oversight of the product for safety and usefulness after it has been approved and is marketed. In addition, the United States and most European countries have strict regulations which control the testing, manufacturing, labeling, marketing, supplying, and selling of drugs and diagnostics.

Property

   Gemini currently leases a facility of approximately 19,600 square feet in Needham, Massachusetts, for its North American headquarters. The lease expires in December 2010. Gemini also leases approximately 12,600 square feet in two premises in Cambridge, England for use as its U.K. headquarters and as the base of its clinical analysis, research and development and support functions. The space is held under two leases that expire in December 2002 and June 2010. Gemini has entered into an agreement to enter a new lease for 35,600 square feet of premises being constructed in Cambridge with effect from May 2002. This lease will expire in May 2022. Gemini anticipates vacating its existing premises in Cambridge on possession of the newly constructed premises. Gemini leases approximately 20,300 square feet of mixed laboratory and office space in Uppsala, Sweden. The space is held under four leases that expire in September 2002. Gemini owns freehold premises of 5,850 square feet in St. John's, Newfoundland, Canada of mixed laboratory and office space to support clinical collections in the province.

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

                 GEMINI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   Gemini is a clinical genomics company that identifies relationships between human genes and common human diseases. Since commencing operations in 1995, Gemini has focused on creating and developing its clinical information and genetic sample resources together with its bioinformatics, information technology and laboratory capabilities.

   Gemini is a development stage company. Since inception, Gemini has incurred significant losses and, as of March 31, 2001, it had an accumulated deficit of $51.4 million. As Gemini continues to develop its business, it anticipates incurring additional losses. Gemini also expects that the cash required to support its operating activities will continue to increase as it expands its clinical resources and acquires further complementary technologies.

   Since inception, Gemini has received modest amounts of revenues, comprising royalty and milestone payments from the licensing of its first disease gene patent for use in diagnostic applications, fees in relation to agreements with CuraGen and service fees from a gene validation program. Gemini expects that it will derive future revenues primarily from the licensing of disease gene and protein discoveries for drug discovery and diagnostic applications and, to a lesser extent, from the provision of gene validation services. Gemini expects to generate greater revenues from licensing its discoveries to pharmaceutical companies for drug development programs than from licensing for diagnostic applications. When licensing a gene or protein discovery, Gemini expects that it will receive milestone payments and product royalties. Milestone payments are typically paid over five to seven years upon the occurrence of specific events, or milestones, as Gemini's product is used in the drug discovery or diagnostics process. These payments are dependent upon the success of the development program. Accordingly, Gemini intends to ensure that rights to development revert to Gemini if a development program does not proceed on the agreed timetable. Product royalties would typically give Gemini a percent of the revenues derived from the sales of products using Gemini's discoveries and often specify minimum annual payments. Gemini does not anticipate significant future revenues from the provision of gene validation services.

   Gemini has entered into a number of clinical collaborations with academic and other institutions to acquire the commercial rights to gene discoveries arising from the clinical data and samples they collect. Gemini has also sought to capitalize on its expanding data resources and bioinformatics and other technological capabilities by entering into collaborations with providers of complementary technologies in order to discover disease genes more rapidly. For example, Gemini has established technology alliances with Celera Genomics (a division of Applera Corporation), Qiagen Genomics, Large Scale Proteomics, CuraGen, Sequenom, Rosetta Inpharmatics and Genmab.

   In December 1999, Gemini acquired Eurona Medical AB, a Swedish genomics company. Gemini paid $4.9 million for Eurona, in the form of 1,820,180 newly issued preferred ordinary shares, $19,000 in cash, and $186,000 in direct costs relating to the acquisition. Gemini has successfully restructured Eurona to focus on gene discovery and has fully integrated it with its operations. As a result of this acquisition, Gemini significantly expanded its access to clinical and genetic resources which enables Gemini to conduct its gene discovery process more rapidly. In addition Gemini streamlined its combined operations and reduced its total number of employees, significantly reducing its overall operating expenses, and therefore, its cash requirements. Following the Eurona acquisition, Gemini's existing shareholders provided Gemini with $11.1 million in cash by subscribing for new preferred ordinary shares in a rights offering.

   In June 2000, Gemini incorporated Newfound Genomics in Newfoundland, Canada, now a wholly owned subsidiary. In collaboration with local parties, Gemini established a local facility and commenced clinical and genetic data collection from the geographically isolated population in Newfoundland, where there tend to be very large families with well-defined family origins and with higher than normal incidences of a number of diseases.

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

   In July 2000, Gemini completed an initial public offering of its ordinary shares, in the form of American Depositary Shares, and in August 2000, its underwriters exercised their option to purchase additional shares to cover over-allotments in connection with the initial public offering. In total, Gemini received net proceeds of approximately $86.2 million from the sale of 13,800,000 ordinary shares. Since inception, Gemini has raised $127.1 million of equity from its shareholders, net of expenses.

   Gemini expects its costs to increase with continued growth. A significant portion of its historical cost has been related to its clinical collaborators, and Gemini expects this to continue. Gemini pays its clinical collaborators for recruitment of volunteers, performance of clinical measurements, collection and storage of clinical samples and certain analysis of the clinical data. Gemini records the costs of its clinical collaborations as research and development costs. Gemini expects that an increasing proportion of its costs will reflect its investment in new technologies to analyze its growing data resources and to increase the speed of its gene discovery process. Gemini also expects to incur charges relating to the future exercise of warrants and share options, which Gemini is currently unable to quantify. In the year ended March 31, 2001, Gemini incurred $1.9 million of share option based compensation charges and as of March 31, 2001 had a deferred compensation balance of $1.5 million. Amortization of this balance will be approximately $1.5 million for the year ending March 31, 2002, and there will be no amortization for this balance in the year ended March 31, 2003.

   Gemini has a limited history of operations, and it anticipates that its quarterly results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent to which it can secure further commercial relationships and the timing and extent of its research and development efforts. Gemini's limited operating history and the fast pace of developments in the genomics sector make it difficult for Gemini to accurately predict its future operations.

Operating Results

Year ended March 31, 2001 compared to the year ended March 31,2000

   Revenues. Revenues increased by $1,415,000 to $1,579,000 in the year ended March 31, 2001 from $164,000 in the year ended March 31, 2000. The increase in revenue resulted primarily from payments received under two non-exclusive agreements with CuraGen, which commenced during the year ended March 31, 2001.

   Research and Development Expenses. Research and development expenses increased by $3.1 million to $13.0 million in the year ended March 31, 2001 from $9.9 million in the year ended March 31, 2000. These expenses primarily relate to Gemini's clinical collaborators and, to a lesser extent, salaries for research and development personnel, external scientific advisors and laboratory costs. The increase in spending primarily reflects an increase in the number of research personnel as well as accelerated clinical and research efforts in a number of gene and target discovery activities.

   Marketing, General and Administrative Expenses. Marketing, general and administrative expenses increased by $4.1 million to $9.4 million in the year ended March 31, 2001 from $5.3 million in the year ended March 31, 2000. These expenses consisted primarily of employment and facilities costs and other expenses incurred by Gemini in business development, information technology, finance and various support functions. The increase reflects investment in business development and intellectual property management activities and Gemini's increased infrastructure resulting from the expansion of its business. Gemini refurbished and opened a new U.S. headquarters during the year ended March 31, 2001.

   Interest Expense (Net). Net interest income increased by $3,379,000 to $3,364,000 in the year ended March 31, 2001 from a net interest expense of $15,000 in the year ended March 31, 2000. Interest income increased by $3,363,000 to $3,841,000 in the year ended March 31, 2000 from $478,000 in the year ended March 31, 2000 due to higher balances of interest bearing cash deposits. Interest payable decreased by $16,000 to $477,000 in the year ended March 31, 2001 from $493,000 in the year ended March 31, 2000 due to changes in Gemini's capital lease obligations.

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

   Foreign Currency Gain. Foreign currency gain increased by $4.5 million to $4.5 million in the year ended March 31, 2001. Gemini had no foreign currency gain or loss in the year ended March 31, 2000. This $4.5 million gain arose from the difference between translating U.S. dollar cash proceeds from Gemini's initial public offering into British pounds, Gemini's functional currency, at receipt and translating the remaining U.S. dollar denominated cash balances into British pounds at March 31, 2001.

   Taxes. Gemini's taxation credit increased by $880,000 to $880,000 in the year ended March 31, 2001. Gemini had no taxation credit in the year ended March 31, 2000. This $880,000 increase arose from a change in U.K. corporation tax law with effect from April 1, 2000 allowing companies engaged in research and development and which meet certain criteria to surrender ongoing corporation tax losses in return for a cash refund of employee and payroll taxes.

Year Ended March 31, 2000 Compared To The Year Ended March 31, 1999

   Revenues. Revenues decreased by $34,000 to $164,000 in the year ended March 31, 2000 from $198,000 in the year ended March 31, 1999. This decrease related both to the completion of a gene validation program during the year and reflects the fact that revenues were received for a lesser amount of work than in the previous year.

   Research and Development Expenses. Research and development expenses increased by $0.5 million to $9.9 million in the year ended March 31, 2000 from $9.4 million in the year ended March 31, 1999. These expenses primarily relate to Gemini's clinical collaborators and, to a lesser extent, salaries for research and development personnel, external scientific advisors and laboratory costs. The increase reflected costs of $0.5 million incurred in order to streamline the analysis of genetic samples taken from volunteers in China by establishing a gene analysis center at the Anhui Meizhong Institute of Biomedical Sciences and Environmental Health.

   Marketing, General And Administrative Expenses. Marketing, general and administrative expenses increased by $3.8 million to $5.3 million in the year ended March 31, 2000 from $1.5 million in the year ended March 31, 1999. These expenses consisted primarily of employment and facilities costs and other expenses incurred by Gemini's business development, information technology, finance and various support functions. This increase included $2.2 million of additional costs relating to increased sales and marketing activities, which primarily consisted of additional personnel, travel and material costs incurred in business development and administrative functions. Also included in the increase is a $1.3 million charge relating to the issuance of 500,000 preferred ordinary shares under agreements reached in the period with a number of ex-employees and approximately $0.3 million related to share option compensation.

   Interest Expense (Net). Net interest expense decreased by $36,000 to $15,000 in the year ended March 31, 2000 from $51,000 in the year ended March 31, 1999. Interest income increased by $209,000 to $478,000 in the year ended March 31, 2000 from $269,000 in the year ended March 31, 1999 due to higher balances of interest bearing cash deposits. Interest payable increased by $173,000 to $493,000 in the year ended March 31, 2000 from $320,000 in the year ended March 31, 1999 due to increased capital lease obligations and the inclusion of a charge relating to the issuance of warrants to a debt provider.

   Taxes. Gemini had no taxation charge or credit in either of the years ended March 31, 2000 or 1999.

Impact of Inflation

   The impact of inflation and changing prices on operations was not significant during the periods presented.

Foreign Currency Rate Fluctuations

   The functional currency of Gemini operating subsidiaries are British pounds, U.S. dollars, Swedish kronor and Canadian dollars. In accordance with SFAS No. 52, Foreign Currency Translation, Gemini translates other currencies to British pounds for balance sheet accounts using the exchange ratio in effect at the balance sheet date and for revenues and expense accounts at the average exchange ratio during the period. The effects of translation are recorded as a separate component of shareholders' equity. Gemini translates its consolidated financial statements from British pounds, Gemini's functional currency, to U.S. dollars, for reporting purposes. Fluctuations in the rate of exchange of the British pound relative to the U.S. dollar will affect period-to-period comparisons of Gemini's reported results.

   During the year ended March 31, 2001, Gemini's foreign currency gains amounted to $4.5 million. No gains or losses were recorded during prior years. Gemini's foreign currency gain arose from the foreign currency effects of translating the funds received from Gemini's initial public offering in U.S. dollars into British pounds, Gemini's functional currency.

   Gemini has not taken any action to reduce its exposure to changes in foreign currency exchange ratios, such as options or futures contracts, either with respect to any individual transactions or in general.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments. This statement changes the previous definition of derivative, which focused on freestanding contracts such as options and forwards, including futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or a liability measured at its fair value. The statement requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Gemini does not anticipate that the adoption of SFAS No. 133 will have a material impact on its financial position or results of operations in future accounting periods.

Liquidity and Capital Resources

   Gemini has financed its operations since inception primarily through the private placement of equity securities. Since inception, Gemini has raised $127.1 million of equity from its shareholders, net of issuance costs. In addition, Gemini has entered into a number of capital lease agreements totaling $8.7 million to finance the acquisition of its scientific and computer equipment. As of March 31, 2001, Gemini has made capital repayments on these leases totaling $4.9 million.

   As of March 31, 2001 Gemini had cash and cash equivalents of $79.6 million compared to cash and cash equivalents of $13.4 million at March 31, 2000. This increase reflects receipt of the net offering proceeds from the initial public offering of Gemini's ordinary shares, in the form of American Depositary Shares, in July 2000. As of March 31, 2000, Gemini had cash and cash equivalents of $13.4 million compared to cash and cash equivalents of $12.2 million at March 31, 1999. This increase reflects receipts of the proceeds from Gemini's equity financing completed in March 1999 and December 1999. Gemini's funds are invested in U.S. dollars and British pounds, in liquidity funds and short-term deposits, with periods varying from one day to one year, with a variety of institutions.

   Gemini expects its cash and cash equivalents, together with its operational and interest income earned, to be sufficient to fund operations for at least the next 12 months. The adequacy of available funds will depend on many factors, including scientific progress in research and development programs, the magnitude of those programs, commitments to existing and new clinical collaborators, ability to establish commercial and licensing arrangements, capital expenditures, market developments and any future acquisitions. Accordingly, Gemini may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with commercial partners or from other sources.

   In February 2000, Gemini established a $5.0 million line of credit for capital equipment financings with Hewlett-Packard International Bank Limited. Gemini has drawn a total of $1.3 million against this line of credit. Interest is repayable quarterly at 11.0% per annum over the four- year period of the lease, which has a capital repayment holiday for the first 18 month period. Gemini has no commitments for any additional financings. In connection with entering into this line of credit, Gemini granted Hewlett-Packard International Bank Limited warrants to purchase 40,000 ordinary shares and has agreed to grant them additional warrants to purchase up to 80,000 additional ordinary shares in the event that Gemini draws further against this line of credit. Hewlett-Packard International Bank Limited has until February 21, 2003 to exercise its outstanding warrants and may do so by providing notice to Gemini of its intention to exercise the warrants as well as by paying an exercise price of (Pounds)0.05 ($0.07) per ordinary share. Any excess of the market value over the exercise price of the ordinary shares will have an adverse impact on Gemini's statement of operations. In February 2001, Gemini undertook a sale and leaseback transaction with Investec. Gemini sold scientific and information technology equipment Gemini had recently acquired for $0.7 million and has entered into a three-year lease arrangement. No gain or loss was recognized on this transaction. Repayments are quarterly and interest is payable at 9.8% per annum.

   Gemini's capital expenditures totaled $1.1 million, $0.7 million and $2.3 million, in the years ended March 31, 1999, 2000 and 2001, respectively. In each period these expenditures consisted principally of the purchase of laboratory equipment, information technology and refurbishing its premises.

   In the year ended March 31, 2001, Gemini signed a ten-year operating lease for approximately 19,600 square feet of office space in Boston, Massachusetts at a cost of $648,000 per year. Gemini has approval from the landlords to sublet half of this space. The landlords required a stand-by letter of credit amounting to $1,127,000 to secure the lease. This letter of credit is supported by a charge over an equivalent amount held in an interest-bearing bank account shown as restricted cash in Gemini's consolidated balance sheet.

   As of March 31, 2001 Gemini was still completing the refurbishment of its freehold premises in Newfoundland, Canada. Gemini expects the refurbishment to be completed by June 2001, at a total cost of around $0.2 million, which Gemini expects to finance from existing cash resources.

Trend Information

   Gemini's total expenses increased by $7.9 million to $23.5 million in the year ended March 31, 2001 from $15.6 million in the year ended March 31, 2000. This increase arose from accelerated activity in research programs and costs associated with building Gemini's business development and support functions, which have both occurred following Gemini's initial public offering in July 2000. Gemini expects this trend of increasing activity to continue in the current fiscal year and, together with the full-year effect of the expenditure related to the enlarged organization, to cause a further increase in its level of total expenses.

   In the continuing absence of significant revenues, there will be an increase in Gemini's loss from operations and a decrease in its current level of cash resources.

Quantitative and Qualitative Disclosures About Market Risk

   The primary objective of Gemini's investment activities is to preserve capital while at the same time maximizing the income it receives from its investments without significantly increasing risk. Gemini currently maintains its portfolio of cash and cash equivalents by investing in term deposits of varying lengths, between one day and one year, and in diversified institutional liquidity funds offering immediate access and variable interest rates. Some of the securities that Gemini invests in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if Gemini holds a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of Gemini's investment will probably decline. Due to the short-term nature of Gemini's current investments, Gemini believes it has no material exposure to interest rate risk arising from its investments.

 Currency Risk

   The funds raised in U.S. dollars from Gemini's initial public offering are held in U.S. dollar denominated investments. As Gemini's functional currency is the British pound, Gemini translates the U.S. dollar denominated investments into British pounds and records a gain or loss in its consolidated statement of operations. A strengthening of the British pound against the U.S. dollar could result in a material increase in Gemini's losses for any given financial period. Gemini has made net foreign currency gains in the year ended March 31, 2001, but you should not view this gain as an indicator of future financial performance in this area.

   The table below sets forth Gemini's currency exposure (i.e., those transactional exposures that give rise to the net currency gains and losses recognized in the income and expenditure account) on Gemini's net monetary assets and liabilities. These exposures consist of Gemini's monetary assets and liabilities that are not denominated in the currency used by Gemini or its subsidiary or affiliate having the asset or liability.

                                                       As of March 31, 2001
                                                   ----------------------------
                                                       Net Foreign Currency
                                                             Monetary
                                                       Assets/(Liabilities)
                                                   ----------------------------
                                                          Swedish
   Functional Currency of Operations               Pounds Kronor  Dollars Other
   ---------------------------------               ------ ------- ------- -----
                                                         ($ In Millions)
      British pound...............................  n/a    (0.2)   79.2   (0.6)

   Gemini had no off balance sheet, or unrecognized, gains and losses in respect of financial instruments used as hedges at the beginning or end of the year ended March 31, 2001. Gemini had no deferred gains or losses during the year covered.

 Interest Rate Risk

   The following table analyzes the interest rate composition of Gemini's financial liabilities, comprising borrowings and other contractual obligations to deliver cash or other financial assets to another entity, by currency. As of March 31, 2001, Gemini had not entered into any interest rate swaps or any other interest rate hedging instruments. Gemini's fixed rate financial liabilities are comprised mainly of finance leases.

   The following table summarizes the nominal and fair values, maturity and contract terms of Gemini's financial liabilities as of March 31, 2001:

                                                     Interest
                            -----------------------------------------------------------
   Financial Liabilities     Floating Rate                  Fixed Rate
   ------------------------ --------------- -------------------------------------------
                                                                              Weighted
                                                                              Average
                                                                             Period For
                                                            Weighted Average Which Rate
                                                            Interest Rate(%)  Is Fixed
                                                            ---------------- ----------
                            ($ In Millions) ($ In Millions)
   Currency
   --------
   British pound...........         --             3.3             11%        3 years
   Swedish krona...........        0.1              --             --             --
                                ------         -------
   At March 31, 2001.......        0.1             3.3
                                ======         =======

   The table below sets forth the interest rate risk profile of Gemini's financial assets as of March 31, 2001, by currency. As of March 31, 2001, Gemini had no assets on which it received fixed rates of interest. Gemini received only variable rates of interest on both its short-term deposits, which consist of investments in institutional liquidity funds and term deposits, and cash at banks and in hand.

                                               Cash at
                                               Bank and Liquidity   Term
                                               In Hand    Funds   Deposits Total
                                               -------- --------- -------- -----
                                                        ($ In Millions)
   Currency
   --------
   U.S. dollar................................    --      79.2      1.1    80.3
   British pound..............................   0.2        --       --     0.2
   Other currencies...........................   0.2        --       --     0.2
                                                 ---      ----      ---    ----
                                                 0.4      79.2      1.1    80.7
                                                 ===      ====      ===    ====
   Floating rate..............................   0.4      79.2       --    79.6
   Fixed rate.................................    --        --      1.1     1.1
                                                 ---      ----      ---    ----
   As of December 31, 1999....................   0.4      79.2      1.1    80.7
                                                 ===      ====      ===    ====

 Fair Values of Financial Instruments

   There is no difference between the book value and fair value of all of Gemini's financial instruments as of March 31, 2001.

 Financing and Liquidity Risk

   Gemini maintains unutilized banking and capital leasing facilities to mitigate any liquidity risk Gemini may face. As of March 31, 2001, Gemini had total borrowing and capital leasing facilities of $6.4 million, of which $3.4 million was utilized. The maximum utilization of these facilities during the year ended March 31, 2001 was $4.2 million.

                    SEQUENOM DIRECTORS AFTER THE TRANSACTION

   It is anticipated that all current members of the Sequenom board of directors will continue their service on the board after the completion of the Transaction. Two additional persons will be nominated and elected to the board after the completion. These persons are:

  . Michael Fitzgerald, the current Chairman of Gemini; and

  . one additional person to be selected by Mr. Fitzgerald who is a director of, or employed by, a publicly held biotechnology or pharmaceutical company other than Gemini and is reasonably acceptable to Sequenom.

   For at least two years following the completion of the Transaction, the board of directors will include no more than eight directors unless otherwise consented to by directors representing 80% of the voting power of the board.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this proxy statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Gemini Genomics plc at March 31, 2001 and 2000, and for each of the three years in the period ended March 31, 2001, as set forth in their report. Such consolidated financial statements are included in this proxy statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

          OTHER MATTERS AND PROPOSALS FOR THE SEQUENOM SPECIAL MEETING

To approve Amendments to Sequenom's Certificate of Incorporation and Bylaws to Provide that the Board of Directors may exclusively set the Authorized Number of Directors from Time to Time.

   On May 25, 2001, Sequenom's board of directors unanimously adopted, subject to stockholder approval, an amendment to Sequenom's certificate of incorporation and a related amendment to Sequenom's bylaws, as set forth in Attachment C and Attachment D to this proxy statement, respectively. In general, the amendments provide that the Sequenom board of directors will have the exclusive right to set the authorized number of directors to serve on the board of directors. The proposed amendments to Sequenom's certificate of incorporation and bylaws will provide Sequenom's board of directors the ability to fix the size of the board from time to time by the affirmative vote of a majority of Sequenom's directors.

   Pursuant to the Transaction Agreement, we have agreed to appoint Michael Fitzgerald and an additional individual to be selected by Mr. Fitzgerald with relevant industry experience and reasonably acceptable to Sequenom as members of Sequenom's board of directors effective immediately prior to the completion of the Transaction. The election of these two additional directors would increase the number of Sequenom directors from six to eight. Sequenom's bylaws currently limit the number of directors to any number between four and seven. Accordingly, in order to appoint these two additional directors, the maximum authorized number of directors will need to be increased by at least one member. The proposed amendments to Sequenom's bylaws and certificate of incorporation will permit Sequenom's board of directors to fix the size of the board to allow for the nomination of these additional directors.

   Stockholders are requested to approve the amendments to Articles VI and X of Sequenom's certificate of incorporation as set forth in Attachment C to this proxy statement. These amendments provide that the Sequenom board of directors will have the exclusive right to set the authorized number of directors from time to time and that, subject to applicable law and any other provision of the certificate of incorporation, the affirmative vote of at least 66 2/3% of the outstanding voting power of Sequenom common stock will be required to alter, amend or repeal these provisions. The affirmative vote of the holders of at least a majority of the outstanding shares of Sequenom's common stock are required to approve these proposed amendments.

   Additionally, stockholders are requested to approve an amendment to Section 1 of Article III of Sequenom's bylaws as set forth in Attachment D to this proxy statement. The amendment to Sequenom's bylaws eliminates the existing requirement that the board of directors obtain the approval of holders of at least 66 2/3% of the outstanding shares of Sequenom's common stock to change the size of the board to more than seven or less than four members and provides that the authorized number of directors will be fixed as set forth in the certificate of incorporation. Under Sequenom's current bylaws, the affirmative vote of at least 66 2/3% of Sequenom's directors and the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Sequenom's common stock are required for approval of an amendment to Section 1 of Article III of the bylaws.

   If approved, these amendments will have the effect of preventing Sequenom's stockholders from modifying the size of the board of directors without the approval of a majority of Sequenom's board of directors. In addition to permitting the size of Sequenom's board of directors to be increased to allow for the appointment of the two additional directors to be nominated pursuant to the Transaction Agreement, these amendments also provide additional anti-takeover protection to Sequenom. The board of directors believes that takeover attempts that have not been negotiated or approved by the board of directors could seriously disrupt the business and management of Sequenom and result in terms which may be less favorable to the stockholders as a group than would be available in a board-approved transaction. Since the effect of anti-takeover measures is to make management more difficult to remove involuntarily, anti-takeover measures may force those seeking to assume control of Sequenom to negotiate with management which may lead to a more favorable price for stockholders in any transaction to assume control.

   The amendments may be disadvantageous to stockholders because they may render more difficult the accomplishment of mergers or the assumption of control by a principal stockholder without board approval and may limit Sequenom stockholders' flexibility to determine the composition of the board of directors or to make other changes even in circumstances where a majority of the stockholders may be dissatisfied with the performance of the incumbent directors or otherwise desire to make changes. The board of directors has considered the potential disadvantages and has unanimously concluded that the potential benefits of the proposed changes outweigh the possible disadvantages. The board of directors believes the amendments to the certificate of incorporation and the bylaws to be in the best interests of Sequenom and its stockholders and recommends a vote in favor of the proposed amendments.

   The approval of the amendment to the certificate of incorporation by the Sequenom stockholders is subject to, and contingent upon, the approval of the bylaw amendment. Accordingly, if the bylaw amendment is not approved by the requisite affirmative vote of 66 2/3% of the outstanding shares of Sequenom common stock, then the amendment to the certificate of incorporation will not be implemented.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048.

   Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You also can find our SEC filings at the SEC's website at www.sec.gov.

   The SEC allows us to incorporate by reference, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement. This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Sequenom and its finances.

   1. Sequenom's Proxy Statement on Schedule 14A (filing date April 25, 2001).

   2. Sequenom's Annual Report on Form 10-K for the year ended December 31,
2000.

   3. Sequenom's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

   4. Sequenom's Current Report on Form 8-K, dated May 29, 2001.

   5. The description of Sequenom's common stock on Form 8-A, filed January 25, 2000, including all amendments and reports filed for the purpose of updating such description.

   We are also incorporating by reference additional documents that we may file with the SEC between the date of this proxy statement and the date of the special meeting.

   Documents specifically incorporated into this document by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this document. You may obtain documents incorporated into this document by reference by requesting them in writing or by telephone from Sequenom at the following address:

                                Sequenom, Inc.
                           3595 Johns Hopkins Court
                          San Diego, California 92121
                         Attention: Investor Relations
                                (858) 202-9000

   In order to obtain timely delivery of this information, you should request it no later than August 16, 2001.

                               ----------------

   You should rely only on the information provided in this proxy statement (including the Transaction Agreement attached as Attachment A of this proxy statement) in considering how to vote your shares on the proposals discussed herein. We have authorized no one to provide you with different information. You should not assume that the information in this proxy statement is accurate as of any date other than the date on the front of this document.

                      INDEX TO GEMINI FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors............................................  F-2

Consolidated Balance Sheets at March 31, 2000 and 2001....................  F-3

Consolidated Statements of Operations for the years ended March 31, 1999,
 2000 and 2001 and from September 11, 1995 (inception) to March 31, 2001..  F-4

Consolidated Statement of Shareholders' Equity (Deficit) for the period from September 11, 1995 (inception) to March 31, 2001....................  F-5

Consolidated Statements of Cash Flow for the years ended March 31, 1999,
 2000 and 2001 and the period from September 11, 1995 (inception) to
 March 31, 2001...........................................................  F-8

Notes to the Consolidated Financial Statements............................  F-9

                         REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors and Shareholders
 Gemini Genomics plc

   We have audited the accompanying consolidated balance sheets of Gemini Genomics plc (a development stage company) as of March 31, 2000 and 2001 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001 and the period from September 11, 1995 (inception) to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemini Genomics plc (a development stage company) at March 31, 2000 and 2001 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended March 31, 2001 and the period from September 11, 1995 (inception) to March 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young

Cambridge, England
22 May 2001

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)

                                                                 March 31
                                                             ------------------
                                                               2001      2000
                                                             --------  --------
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................  $ 79,576  $ 13,414
  Accounts receivable......................................     1,399        88
  Inventories..............................................       293       179
  Prepaid expenses and other current assets................     1,414       665
  Tax credit receivable....................................       875       --
                                                             --------  --------
  Total current assets.....................................    83,557    14,346
  Property, plant and equipment, net.......................     4,104     2,641
  Restricted cash..........................................     1,127       --
  Goodwill and other intangible assets, net................     3,672     5,249
                                                             --------  --------
    Total assets...........................................  $ 92,460  $ 22,236
                                                             ========  ========

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Bank loans...............................................  $    139  $    243
  Accounts payable.........................................     3,020     2,487
  Collaborative accruals...................................     1,567     1,288
  Accrued liabilities and other current liabilities........     3,022     2,338
  Deferred income..........................................       100       --
  Current portion of capital lease obligations.............     1,395     1,005
                                                             --------  --------
  Total current liabilities................................     9,243     7,361
  Capital lease obligations................................     1,862     2,912
  Other noncurrent liabilities.............................       --         75
                                                             --------  --------
    Total liabilities......................................    11,105    10,348
                                                             --------  --------

Ordinary shares, $0.05 par value, 120,000,000 authorized
 and 64,742,260 shares and 50,895,220 shares outstanding at
 March 31, 2001 and March 31, 2000, respectively...........     5,238     4,192
Additional paid-in capital.................................   134,992    48,954
Deferred compensation......................................    (1,490)   (2,611)
Notes receivable from shareholders.........................       --        (40)
Accumulated other comprehensive loss.......................    (6,031)     (414)
Deficit accumulated during the development stage...........   (51,354)  (38,193)
                                                             --------  --------
    Total shareholders' equity.............................    81,355    11,888
                                                             --------  --------
    Total liabilities and shareholders' equity.............  $ 92,460  $ 22,236
                                                             ========  ========


                            See Accompanying Notes.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (In Thousands, Except Share and Per Share Amounts)

                                                                    Period from
                                                                    September 11
                                                                        1995
                                      Year Ended March 31           (Inception)
                                ----------------------------------  to March 31
                                   2001        2000        1999         2001
                                ----------  ----------  ----------  ------------
Revenue.......................  $    1,579  $      164  $      198   $    1,941
                                ----------  ----------  ----------   ----------
Costs and expenses:
  Costs of revenue............          71          25         --            96
  Research and development....      12,970       9,932       9,421       39,946
  Marketing, general and
   administrative.............       9,382       5,286       1,471       20,163
  Amortization of goodwill and
   other intangible assets....       1,033         311         --         1,344
                                ----------  ----------  ----------   ----------
    Total costs and expenses..      23,456      15,554      10,892       61,549
                                ----------  ----------  ----------   ----------
Loss from operations..........     (21,877)    (15,390)    (10,694)     (59,608)
Foreign currency gain.........       4,472         --          --         4,472
Interest income...............       3,841         478         269        4,770
Interest expense..............        (477)       (493)       (320)      (1,868)
                                ----------  ----------  ----------   ----------
Net loss before taxation......     (14,041)    (15,405)    (10,745)     (52,234)
Taxation credit...............         880         --          --           880
                                ----------  ----------  ----------   ----------
Net loss......................  $  (13,161) $  (15,405) $  (10,745)  $  (51,354)
                                ==========  ==========  ==========   ==========
Net loss per share--basic and
 diluted......................  $    (0.22) $    (0.73) $    (0.54)  $    (2.31)
                                ==========  ==========  ==========   ==========
Net loss per ADS--basic and
 diluted......................  $    (0.44) $    (1.46) $    (1.08)  $    (4.62)
                                ==========  ==========  ==========   ==========
Pro-forma net loss per share--
 basic and diluted
 (unaudited)..................              $    (0.35)              $    (1.65)
                                            ==========               ==========
Pro-forma net loss per ADS--
 basic and diluted
 (unaudited)..................              $    (0.70)              $    (3.30)
                                            ==========               ==========
Shares used in calculation of
 net loss per share and
 per ADS......................  60,140,117  21,182,195  20,000,000   22,267,346
                                ==========  ==========  ==========   ==========
Shares used in calculation of
 pro-forma net loss per share
 and per ADS (unaudited)......              45,959,745               31,189,754
                                            ==========               ==========


                            See Accompanying Notes.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

         PERIOD FROM SEPTEMBER 11, 1995 (INCEPTION) TO MARCH 31, 2001

                     (In Thousands, Except Share Amounts)

                         Gemini International Holdings Plc
                  ---------------------------------------------------
                                           Redeemable
                                          Convertible
                                           Preference
                   Ordinary Shares           Shares        Additional
                  -------------------  -------------------  Paid In
                    Shares     Amount    Shares     Amount  Capital
                  -----------  ------  -----------  ------ ----------
Issuance of
Ordinary Shares
for $0.0008 per
share in
September 1995..        4,000  $ --            --    $ --   $   --
Issuance of
Ordinary Shares
for $0.0008 per
share in March
1996............    1,996,000      2           --      --       --
Net loss and
comprehensive
net loss from
inception
through March
31, 1996........          --     --            --      --       --
                  -----------  -----   -----------   ----   -------
Balances at
March 31, 1996..    2,000,000      2           --      --       --
Issuance of
redeemable
Convertible
Preferred shares
for $0.0008 per
share in March
1997............          --     --      5,840,000      5     4,635
Issuance of
Ordinary Shares
for $0.0008 per
share in March
1997............   18,000,000     14           --      --       --
Translation
adjustment......          --     --            --      --       --
Net loss........          --     --            --      --       --
Total
comprehensive
loss............          --     --            --      --       --
                  -----------  -----   -----------   ----   -------
Balances at
March 31, 1997..   20,000,000     16     5,840,000      5     4,635
Issuance of
redeemable
convertible
preferred shares
for $0.96 per
share in April,
July and
September 1997..          --     --      5,349,560      4     5,210
Exchange of
shares to effect
reorganization
on December 5,
1997............  (20,000,000)   (16)  (11,189,560)   (9)    (9,845)
Issuance of
Series C
convertible
preferred
ordinary shares
for $1.21 per
share in March
1998............          --     --            --      --       --
Deferred share
compensation....          --     --            --      --       --
Amortization of
deferred share
compensation....          --     --            --      --       --
Translation
adjustment......          --     --            --      --       --
Net loss........          --     --            --      --       --
Total
comprehensive
loss............          --     --            --      --       --
                  -----------  -----   -----------   ----   -------
Balances at
March 31, 1998..          --     --            --      --       --
                                                       Gemini Genomics Plc
                  -----------------------------------------------------------------------------------------------
                                                                                      Deficit
                                                                                       Accum-
                                                                                       ulated   Accum-
                                       Convertible                Deferred   Notes     During   ulated    Total
                                        Preferred                  Share   Receivable   The      Other    Share
                   Ordinary Shares    Ordinary Share   Additional  Based      From    Develop-  Compre- Holders'
                  ----------------- ------------------  Paid In   Compen -   Share-     ment    hensive  Equity
                    Shares   Amount   Shares    Amount  Capital    sation   holders    Stage    Income  (Deficit)
                  ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Issuance of
Ordinary Shares
for $0.0008 per
share in
September 1995..         --  $  --          --  $ --     $  --     $ --      $ --     $    --    $ --    $   --
Issuance of
Ordinary Shares
for $0.0008 per
share in March
1996............         --     --          --    --        --       --        --          --      --          2
Net loss and
comprehensive
net loss from
inception
through March
31, 1996........         --     --          --    --        --       --        --         (457)    --       (457)
                  ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at
March 31, 1996..         --     --          --    --        --       --        --         (457)    --       (455)
Issuance of
redeemable
Convertible
Preferred shares
for $0.0008 per
share in March
1997............         --     --          --    --        --       --        --          --      --      4,640
Issuance of
Ordinary Shares
for $0.0008 per
share in March
1997............         --     --          --    --        --       --        --          --      --         14
Translation
adjustment......         --     --          --    --        --       --        --          --        4         4
Net loss........         --     --          --    --        --       --        --       (3,463)    --     (3,463)
                                                                                                        ---------
Total
comprehensive
loss............         --     --          --    --        --       --        --          --      --     (3,459)
                  ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at
March 31, 1997..         --     --          --    --        --       --        --       (3,920)      4       740
Issuance of
redeemable
convertible
preferred shares
for $0.96 per
share in April,
July and
September 1997..         --     --          --    --        --       --        --          --      --      5,214
Exchange of
shares to effect
reorganization
on December 5,
1997............  20,000,000  1,646  11,275,560   937     7,287      --        --          --      --        --
Issuance of
Series C
convertible
preferred
ordinary shares
for $1.21 per
share in March
1998............         --     --      545,360    45       619      --        --          --      --        664
Deferred share
compensation....         --     --          --    --        384     (384)      --          --      --        --
Amortization of
deferred share
compensation....         --     --          --    --        --        52       --          --      --         52
Translation
adjustment......         --     --          --    --        --       --        --          --      (35)      (35)
Net loss........         --     --          --    --        --       --        --       (8,123)    --     (8,123)
                                                                                                        ---------
Total
comprehensive
loss............         --     --          --    --        --       --        --          --      --     (8,158)
                  ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at
March 31, 1998..  20,000,000  1,646  11,820,920   982     8,290     (332)      --      (12,043)    (31)   (1,488)

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

   PERIOD FROM SEPTEMBER 11, 1995 (INCEPTION) TO MARCH 31, 2001--(Continued)

                     (In Thousands, Except Share Amounts)

                    Gemini International Holdings Plc
                  --------------------------------------
                                 Redeemable
                                 Convertible
                    Ordinary     Preference
                     Shares        Shares     Additional
                  ------------- -------------  Paid In
                  Shares Amount Shares Amount  Capital
                  ------ ------ ------ ------ ----------
Issuance of
Series C
convertible
preferred
ordinary shares
for $1.22 per
share in May
1998............    --     --     --     --       --
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.21 per
share in March,
1999............    --     --     --     --       --
Deferred share
compensation....    --     --     --     --       --
Amortization of
deferred share
compensation....    --     --     --     --       --
Translation
adjustment......    --     --     --     --       --
Net loss........    --     --     --     --       --
Total
comprehensive
loss............    --     --     --     --       --
                   ---    ---    ---    ---      ---
Balances at
March 31, 1999..    --     --     --     --       --
Payment of notes
receivable from
shareholders....    --     --     --     --       --
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.59 per
share in
exchange for all
the outstanding
ordinary and
preferred shares
of Eurona on
December 17,
1999............    --     --     --     --       --
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.59 per
share in
December, 1999      --     --     --     --       --
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.59 per
share for
services and
cash on December
31, 1999........    --     --     --     --       --
Issuance of
Series C
convertible
preferred shares
for services....    --     --     --     --       --
Deferred share
compensation....    --     --     --     --       --
Amortization of
deferred share
compensation....    --     --     --     --       --
                                                       Gemini Genomics Plc
                  ----------------------------------------------------------------------------------------------
                                                                                     Deficit
                                                                                      Accum-
                                                                                      ulated   Accum-
                                       Convertible               Deferred   Notes     During   ulated    Total
                                        Preferred                 Share   Receivable   The      Other    Share
                   Ordinary Shares   Ordinary Shares  Additional  Based      From    Develop-  Compre- Holders'
                  ----------------- -----------------  Paid In   Compen -   Share-     ment    hensive  Equity
                    Shares   Amount   Shares   Amount  Capital    sation   holders    Stage    Income  (Deficit)
                  ---------- ------ ---------- ------ ---------- -------- ---------- --------- ------- ---------
Issuance of
Series C
convertible
preferred
ordinary shares
for $1.22 per
share in May
1998............         --    --    5,472,460   453     6,240       --       --         --      --       6,693
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.21 per
share in March,
1999............         --    --    6,776,660   560    14,447       --      (664)       --      --      14,343
Deferred share
compensation....         --    --          --    --         17       (17)     --         --      --         --
Amortization of
deferred share
compensation....         --    --          --    --        --        194      --         --      --         194
Translation
adjustment......         --    --          --    --        --        --       --         --     (191)      (191)
Net loss........         --    --          --    --        --        --       --     (10,745)    --     (10,745)
                                                                                                       ---------
Total
comprehensive
loss............         --    --          --    --        --        --       --         --      --     (10,936)
                  ---------- ------ ---------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at
March 31, 1999..  20,000,000 1,646  24,070,040 1,995    28,994      (155)    (664)   (22,788)   (222)     8,806
Payment of notes
receivable from
shareholders....         --    --          --    --        --        --       664        --      --         664
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.59 per
share in
exchange for all
the outstanding
ordinary and
preferred shares
of Eurona on
December 17,
1999............         --    --    1,820,180   147     4,573       --       --         --      --       4,720
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.59 per
share in
December, 1999           --    --    4,281,360   345    10,756       --       --         --      --      11,101
Issuance of
Series C
convertible
preferred
ordinary shares
for $2.59 per
share for
services and
cash on December
31, 1999........         --    --      500,000    40     1,256       --       (40)       --      --       1,256
Issuance of
Series C
convertible
preferred shares
for services....         --    --       51,640     5       129       --       --         --      --         134
Deferred share
compensation....         --    --          --    --      2,923    (2,923)     --         --      --         --
Amortization of
deferred share
compensation....         --    --          --    --        --        467      --         --      --         467

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

   PERIOD FROM SEPTEMBER 11, 1995 (INCEPTION) TO MARCH 31, 2001--(Continued)

                     (In Thousands, Except Share Amounts)

                    Gemini International Holdings Plc                                        Gemini Genomics Plc
                  -------------------------------------- --------------------------------------------------------------------
                                 Redeemable
                                 Convertible                                  Convertible                Deferred    Notes
                    Ordinary     Preference                                Preferred Ordinary    Addit-   Share    Receivable
                     Shares        Shares     Additional  Ordinary Shares        Shares          ional    Based       From
                  ------------- -------------  Paid In   ----------------- -------------------  Paid In  Compen -    Share-
                  Shares Amount Shares Amount  Capital     Shares   Amount   Shares     Amount  Capital   sation    holders
                  ------ ------ ------ ------ ---------- ---------- ------ -----------  ------  -------- --------  ----------
Issuance of
warrants for
40,000 Series C
convertible
preferred
ordinary shares
in connection
with capital
lease financing
in February 2000
at $0.08........    --      --    --      --       --           --     --          --      --        218     --        --
Exercise of
share options in
March 2000......    --      --    --      --       --       172,000     14         --      --        105     --        --
Conversions of
all convertible
preferred
ordinary........
Shares at a one-
for-one rate....    --      --    --      --       --    30,723,220  2,532 (30,723,220) (2,532)      --      --         --
Translation
adjustment......    --      --    --      --       --           --     --          --      --        --      --         --
Net loss........    --      --    --      --       --           --     --          --      --        --      --         --
Total
comprehensive
loss............    --      --    --      --       --           --     --          --      --        --      --         --
                   ---    ----   ---    ----     ----    ---------- ------ -----------  ------  -------- -------      ----
Balances at
March 31, 2000..    --      --    --      --       --    50,895,220  4,192         --      --     48,954  (2,611)      (40)
Issuance of
ordinary shares
in connection
with Initial
Public Offering
(net of
expenses).......    --      --    --      --       --    13,800,000  1,042         --      --     85,252     --         --
Exercise of
share options...    --      --    --      --       --        47,040      4         --      --         39     --         --
Deferred share
compensation....    --      --    --      --       --           --     --          --      --        747    (747)       --
Amortization of
deferred share
compensation....    --      --    --      --       --           --     --          --      --        --    1,868        --
Payment of notes
receivable from
shareholders....    --      --    --      --       --           --     --          --      --        --      --         40
Translation
adjustment......    --      --    --      --       --           --     --          --      --        --      --         --
Net loss........    --      --    --      --       --           --     --          --      --        --      --         --
Total
comprehensive
loss............    --      --    --      --       --           --     --          --      --        --      --         --
                   ---    ----   ---    ----     ----    ---------- ------ -----------  ------  -------- -------      ----
Balances at
March 31, 2001..    --    $ --    --    $ --     $ --    64,742,260 $5,238         --   $   --  $134,992 $(1,490)     $ --
                   ===    ====   ===    ====     ====    ========== ====== ===========  ======  ======== =======      ====
                  Deficit
                   Accum-
                   ulated   Accum-
                   During   ulated     Total
                    The      Other     Share
                  Develop-  Compre-  Holders'
                    ment    hensive   Equity
                   Stage    Income   (Deficit)
                  --------- -------- ----------
Issuance of
warrants for
40,000 Series C
convertible
preferred
ordinary shares
in connection
with capital
lease financing
in February 2000
at $0.08........       --       --        218
Exercise of
share options in
March 2000......       --       --        119
Conversions of
all convertible
preferred
ordinary........
Shares at a one-
for-one rate....       --       --        --
Translation
adjustment......       --      (192)     (192)
Net loss........   (15,405)     --    (15,405)
                                     ----------
Total
comprehensive
loss............       --       --    (15,597)
                  --------- -------- ----------
Balances at
March 31, 2000..   (38,193)    (414)   11,888
Issuance of
ordinary shares
in connection
with Initial
Public Offering
(net of
expenses).......       --       --     86,294
Exercise of
share options...       --       --         43
Deferred share
compensation....       --       --        --
Amortization of
deferred share
compensation....       --       --      1,868
Payment of notes
receivable from
shareholders....       --       --         40
Translation
adjustment......       --    (5,617)   (5,617)
Net loss........   (13,161)     --    (13,161)
                    ----------
Total
comprehensive
loss............       --       --    (18,778)
                  --------- -------- ----------
Balances at
March 31, 2001..  $(51,354) $(6,031) $ 81,355
                  ========= ======== ==========

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                                    Period From
                                                                   September 11,
                                                                       1995
                                        Year Ended March 31,        (Inception)
                                     ----------------------------  To March 31,
                                       2001      2000      1999        2001
                                     --------  --------  --------  -------------
OPERATING ACTIVITIES:
  Net loss.........................  $(13,161) $(15,405) $(10,745)     $(51,354)
  Adjustments to reconcile net loss
   to net cash used in operating
   activities:
   Amortization of deferred
    compensation and non-cash
    interest charge................     1,868       473       194         2,587
   Amortization of goodwill and
    other intangible assets........     1,097       311       --          1,408
   Depreciation....................     1,202       928       598         3,195
   Non-cash consideration..........       --      1,360       648         2,736
   Changes in operating assets and
    liabilities....................      (897)      612     1,082         2,408
                                     --------  --------  --------   -----------
     Net cash used in operating
      activities...................    (9,891)  (11,721)   (8,223)      (39,020)
                                     --------  --------  --------   -----------
INVESTING ACTIVITIES:
  Purchases of plant, property and
   equipment.......................    (2,281)     (700)   (1,068)       (6,224)
  Acquisition of Eurona and
   Newfound Genomics...............       (40)      (19)      --            (59)
                                     --------  --------  --------   -----------
     Net cash used in investing
      activities...................    (2,321)     (719)   (1,068)       (6,283)
                                     --------  --------  --------   -----------
FINANCING ACTIVITIES:
  Proceeds of capital lease
   obligations.....................       --      3,991     1,392         8,005
  Payments of capital lease
   obligations.....................      (987)   (1,993)   (1,293)       (4,923)
  Deposit of restricted cash.......    (1,173)      --        --         (1,173)
  Proceeds from issuance of
   ordinary and preferred ordinary
   shares, net of issuance costs...    85,007    11,695    20,560       127,115
  Loans (repaid) received..........      (150)      243      (163)           93
                                     --------  --------  --------   -----------
     Net cash provided by financing
      activities...................    82,697    13,936    20,496       129,117
                                     --------  --------  --------   -----------
Effects of exchange rate changes on
 cash..............................    (4,323)     (247)      236        (4,238)
Net increase in cash and cash
 equivalents.......................    66,162     1,249    11,441        79,576
Cash and cash equivalents,
 beginning of period...............    13,414    12,165       724           --
                                     --------  --------  --------   -----------
Cash and cash equivalents, end of
 period............................  $ 79,576  $ 13,414  $ 12,165      $ 79,576
                                     ========  ========  ========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
  Interest paid....................  $    427  $    487  $    320      $  1,643
SCHEDULE OF NON-CASH TRANSACTIONS:
  Fixed assets financed through
   capital lease obligations.......  $    738  $  3,991  $  1,392      $  8,743
  Issuance of preferred ordinary
   shares in connection with the
   acquisition of Eurona...........  $    --   $  4,720  $    --       $  4,720



                            See Accompanying Notes.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Summary of Significant Accounting Policies

Nature of Business

   Gemini International Holdings Limited ("GIHL"), was incorporated on September 11, 1995 and, until its acquisition by Gemini Genomics plc (the "Company", formerly Gemini Holdings plc) on December 4, 1997, was the holding company of Gemini Research Limited, Genos Limited and Gemini Gene Data Limited. The Company was capitalized by the issue of 50,000 Class B preferred ordinary shares of (Pounds)1 each which were issued to Raddison Trustee Limited. Raddison Trustee Limited was the majority shareholder of both GIHL and the Company, thus resulting in the companies being under common control. The Company acquired all of the issued shares in GIHL in consideration of an issue of shares in the same number and class to the same shareholders as then held shares in GIHL. The class rights of shares in GIHL and the Company were essentially identical. By reason of the fact that it acquired 50,000 Class B preferred ordinary shares, Raddison Trustee Limited waived its entitlement of 45,700 Class B preferred ordinary shares to which it would otherwise have been entitled. The shareholders in GIHL and the Company were accordingly the same. The acquisition was accounted for as a combination of entities under common control at historical costs and consequently consolidated financial information is presented as if Gemini International Holdings Limited had been owned by the Company since inception. As at March 31, 2001, Gemini Genomics plc is the holding company for Gemini Genomics UK (formerly Gemini Research Limited), Genos Limited, Gemini GeneData Limited, Gemini Genomics AB (formerly Eurona Medical AB) Gemini Genomics Inc., and Newfound Genomics Inc.

   The Company is a clinical genomics company that identifies relationships between human genes and common human diseases. It has not yet generated substantial revenues from its commercial operations. Accordingly, through the date of these financial statements, the Company is considered to be in the development stage. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development programs. Since inception, the Company has incurred significant losses and, as of March 31, 2001, has an accumulated deficit of $51.4 million. Management believes sufficient funds will be available to support operations through at least May 31, 2002. The Company may seek to fund its operations thereafter through collaborative arrangements and through public and private financings.

Uncertainties

   Gemini is subject to risks common to companies in the biotechnology sector including, but not limited to, the ability to discover and commercialise genetic links to diseases, departure of key personnel, protection of intellectual property, ability to obtain additional financing, ability to negotiate collaborative agreements, effects of foreign currency movements, and compliance with government and other regulations.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Foreign Currency and Currency Translation

   The functional currency of the Company is the British pound. The Company's foreign subsidiaries, Gemini Genomics AB (formerly Eurona Medical AB ("Eurona")), Gemini Genomics, Inc., and Newfound Genomics Inc., use the Swedish kronor, US dollar, and Canadian dollar, respectively, as their functional currency, and translate those currencies to British pounds in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, FOREIGN CURRENCY TRANSLATION. Foreign exchange differences are recorded as a component of "other comprehensive income". The financial statements herein are presented in U.S. dollars for the convenience of the user. Translation of balance sheet data from British pounds to the U.S. dollar is made at the exchange rate ruling at the balance sheet date. Translation of income statement and cash flow amounts is made at the average exchange rate for the year.

   Foreign currency transaction gains and losses are reported according to the exchange rates prevailing on the transaction date and are included in the consolidated statement of operations.

Basis of Consolidation

   The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company accounts and transactions are eliminated on consolidation. Acquisitions are accounted for from their date of acquisition.

Share-Based Compensation

   The Company accounts for employee share options in accordance with Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") using the intrinsic value method. Share compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18 as the fair value of the consideration received. The Company has provided the pro forma disclosures of net loss and net loss per share in accordance with SFAS No. 123 using the fair value method.

Revenue Recognition

   Revenues are earned from services pursuant to customer licensing agreements and collaborative research and development agreements for periodic license fees, research payments, additional payments and milestone payments. License fees, research payments, and additional payments are recognized rateably over the term of the agreement or as milestones are achieved. Payments received in advance of work performed are recorded as deferred revenue.

   In fiscal 2001, the Company changed its method of accounting for non-refundable upfront product license fees and certain other related fees to be recognized over the periods of continuing involvement. The Company historically recognized these fees as revenue when all of the conditions to payment had been met and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. The Company believes the change in accounting principles is consistent with guidance provided in the SEC Staff Accounting Bulletin No. 101--"Revenue Recognition in Financial Statements" released in December 1999. The change in accounting principle has no effect on prior year results.

Research and Development

   Research and development costs, including costs associated with the development of computer software to be used in the Company's research and development activities, are expensed in the period incurred.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Advertising Costs

   Advertising costs are charged to operations as incurred. Advertising costs in the years ended March 31, 1999, 2000 and 2001 were nil, $23,000 and $64,000, respectively.

Patent Costs

   Patent costs and costs related to patent prosecution are expensed as incurred as recoverability of such expenditure is uncertain.

Income Taxes

   In accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely that the deferred tax assets will be realized.

Cash and Cash Equivalents

   Cash equivalents consist of highly liquid term deposits and investments in institutional liquidity funds.

Fair Value of Financial Instruments

   Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The carrying value of long-term debt approximates fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

Property, Plant and Equipment

   Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the estimated useful life of the related assets, as follows:

                                                                 Useful Lives
                                                                   In Years
                                                                 -------------
     Leasehold improvements..................................... Life of lease
     Laboratory equipment.......................................  4 to 5 years
     Office equipment...........................................  4 to 5 years
     Freehold building..........................................      20 years

Capital Leases

   Assets acquired under capital lease agreements are recorded at the present value of the future minimum rental payments using interest rates appropriate at the inception of the lease, which approximates the cost of the leased assets. Property and equipment subject to capital lease agreements are amortized over the shorter of the life of the lease or the estimated useful life of the asset, in accordance with the Company's normal depreciation policies, unless the lease transfers ownership or contains a bargain purchase option, in which case the leased asset is amortized over the estimated useful life of such assets.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Goodwill and Other Intangible Assets

   Goodwill represents the excess of purchase price over the fair value of identifiable tangible and intangible assets acquired and is amortized using the straight-line method over its estimated useful life. The Group reviews the carrying amount of goodwill if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undisclosed cash flows of the entity acquired over the remaining amortisation period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

Impairment of Long-Lived Assets

   In accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. To date, no such indicators of impairment have been identified.

Inventories

   Inventories are stated at the lower of actual cost or market value. Cost is determined by the first-in, first-out method. At March 31, 2000 and 2001, inventories consisted entirely of research supplies.

Software Costs

   The Company expenses purchased and internally developed software costs, except those costs required to be capitalized under Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. To date, the amount of software capitalized is insignificant.

Loss Per Share and Pro Forma Loss Per Share

   In accordance with SFAS No. 128, the Company calculates basic net loss per share based on the weighted-average number of ordinary shares outstanding during the period and diluted earnings per share based on the dilutive effect of ordinary share equivalents consisting of share options and warrants (calculated using the treasury stock method). Potentially dilutive securities have been excluded from the diluted net loss per share calculation as they have an anti-dilutive effect due to the Company's net loss.

   The computation of pro forma net loss per share includes ordinary shares issuable on the conversion of outstanding shares of convertible preferred ordinary shares (using the as-if converted method from the original date of issuances.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Potential ordinary shares excluded from the calculation of diluted net loss per share as their inclusion would have been anti-dilutive were:

                                                          March 31
                                               ------------------------------
                                                 2001      2000       1999
                                               --------- --------- ----------
   Convertible preferred ordinary shares in
    ordinary shares...........................       --        --  24,070,040
   Warrants to purchase ordinary shares.......    40,000    40,000        --
   Options to purchase ordinary shares........ 7,578,872 3,561,420  2,512,440
                                               --------- --------- ----------
     Total potential ordinary shares.......... 7,618,872 3,601,420 26,582,480
                                               ========= ========= ==========

Other Comprehensive Income

   On June 1997, the FASB issued SFAS No.130, REPORTING COMPREHENSIVE INCOME, which establishes standards for the reporting and disclosing of comprehensive income and its components in the financial statements. The only item of other comprehensive income (loss) which the Company currently reports is foreign currency translation adjustments.

Short-Term Investments and Concentration of Credit Risk

   The Company has no investment securities that would be subject to classification in accordance with SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The Company invests its surplus cash in bank term deposits, having a maturity period of between one day and one year, or in institutional liquidity funds. The term deposits can be terminated early at a nominal cost and the liquidity funds provide for immediate access. Accordingly, all cash resources have been disclosed under cash and cash equivalents.

Segment Reporting

   Effective January 1998, the Company adopted SFAS No. 131, DISCLOSURE ABOUT THE SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Company has determined it operates in only one segment for the following reasons: the Company's principle product offering is the discovery of disease genes, and all other product offerings are ancillary to this; the Company's chief operating decision maker reviews the Company's results as a single entity; to date, essentially all of the Company's efforts have been directed towards discovery of disease genes and this is expected to remain the Company's focus for the foreseeable future.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These Statements establish a new model for accounting for derivatives and hedging activities and supersede and amend a number of existing standards. Upon the standard's initial application, all derivatives are required to be recognized in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented. The Company is required to implement the Statements in the first quarter of the fiscal year ended March 31, 2002. Considering the Company's current activities, there will be no significant impact on its financial position or results of operations upon adoption of SFAS No. 133.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


2 Significant Contracts

Technology Alliances

   In February 1999, the Company entered into a collaboration agreement with Large Scale Proteomics, Inc. Under this agreement, the Company provides samples and clinical data from selected identical twin pairs and Large Scale Proteomics, Inc. conducts protein analysis. Each company is responsible for its own costs under the project. When, and if, discoveries made under the collaboration are commercialized, each company is required to make payments to the other according to the nature of the product and its commercialization. The agreement terminates when neither party is required to make further payments thereunder. Large Scale Proteomics, Inc. may terminate the agreement if it provides notice within 120 days of its decision not to proceed with the project. Either party may terminate the collaboration agreement if there is a material breach by the other that is not cured. No payments have been received or made to date.

   In September 1999, the Company entered into a collaboration agreement with Celera Genomics, Inc. ("Celera") to jointly search for novel gene discoveries. Under this agreement, the Company provides fine-mapped regions and Celera performs high-throughput sequencing of these regions. Each company is responsible for its own research costs. The Company will jointly own with Celera any gene discoveries from this collaboration and will share equally with Celera revenues received from licensing of such gene discoveries. All costs of exploitation of gene discoveries will be shared equally by the Company and Celera. The agreement terminates in September 2001.

   In March 2000, the Company entered into separate collaboration agreements with CuraGen, Inc. and Sequenom, Inc. Under these agreements, the Company provides clinical data and DNA samples and CuraGen, Inc. and Sequenom, Inc. provide genetic analysis of the samples. Each company is responsible for its own costs, although the Company will reimburse CuraGen, Inc. and Sequenom, Inc. for a portion of their costs. No cost reimbursement has been made by the Company to date and this is not expected to be material in future years. No minimum funding commitments are defined in the agreements. Revenues arising from the agreements will be shared between the Company and CuraGen, Inc. or Sequenom Inc. The agreements with both CuraGen, Inc. and Sequenom, Inc. are each for an initial term of two years.

   In October 2000, the Company entered into a further collaboration agreement with CuraGen, Inc. Under this agreement, the Company provides disease associated genes it discovers and CuraGen, Inc. provides its PathCalling(TM) proteomic technology in order to rapidly ascertain the biological context of the disease associated genes. Revenues arising from the agreement will be shared between the Company and CuraGen, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

   In November 2000, the Company entered into a collaboration agreement with Rosetta Inpharmatics, Inc. Under this agreement, the Company provides clinical data and DNA samples, from which RNA, the translator of DNA, is collected and Rosetta Inpharmatics, Inc. will screen many thousands of genes with the intention of identifying and characterising sets of genes associated with common human diseases. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Rosetta Inpharmatics, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

   In December 2000, the Company entered into a collaboration agreement with Genmab A/S. Under this agreement, the Company provides novel disease targets it discovers and Genmab A/S will provide its fully human antibody technology to create and develop new products. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Genmab A/S. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   In March 2001, the Company entered into two further agreements with CuraGen, Inc. Under these agreements, the Company has provided CuraGen, Inc. with DNA samples and clinical data and will provide genotyping and analysis services under one of the agreements. The Company will own the intellectual property rights arising and have granted CuraGen, Inc. an exclusive, indefinite worldwide license to commercially exploit any discoveries arising. The Company has received an up-front payment and may generate additional revenues over the next three years.

License Agreements

   The Company has entered into license agreements for the use of the Company's patents and patent applications relating to the COL1A1 disease gene with Affymetrix, Inc. and Axis Shield plc. Under these agreements, the Company receives license fees and will potentially receive royalties. Through March 31, 2001, the Company has received license fees of $150,000 under the agreement with Affymetrix, Inc. and $152,000 under the agreement with Axis-Shield plc. The license agreements terminate upon the expiration of the patents relating to the COL1A1 disease gene. In addition, the Company may terminate the Affymetrix, Inc. license agreement for an uncured material breach and may terminate the Axis-Shield plc agreement for an uncured material breach or if Axis-Shield plc does not pay royalties within 90 days of their being due.

Services Agreement

   The Company has performed gene validation services for Kyowa Hakko Kogyo, Inc. The services were successfully concluded in March 2000, and aggregate revenues of $184,000 have been received.

Clinical Collaborations

   The Company has entered into a number of agreements with clinical collaborators, based at various universities and hospitals. Under these agreements, the Company pays either an amount per item of clinical data provided, or an annual fee. The maximum annual amount payable on any of the existing contracts is approximately $1.1 million and the annual aggregate cost is approximately $4.2 million. The contracts vary in length with the last to expire in February 2005.

3 Cash and Cash Equivalents

   The following is a summary of cash and cash equivalents at March 31, 2000 and 2001:

                                                                  March 31
                                                               ---------------
                                                                2001    2000
                                                               ------- -------
                                                               (In Thousands)
   Cash....................................................... $   393 $   678
   Cash on interest bearing short term deposits and invested
    in institutional liquidity funds..........................  79,183  12,736
                                                               ------- -------
                                                               $79,576 $13,414
                                                               ======= =======

4 Restricted Cash

   In addition to the above, there is restricted cash of $1,127,000 held in term deposits with restrictions of access, in support of a number of capital lease obligations and operational leases.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


5 Property, Plant and Equipment

   Property, plant and equipment consist of the following:

                                                                  March 31
                                                               ----------------
                                                                2001     2000
                                                               -------  -------
                                                               (In thousands)
   Land and buildings......................................... $   192  $   --
   Leasehold improvements.....................................     711      367
   Laboratory equipment.......................................   4,762    3,758
   Office equipment...........................................   1,248      435
                                                               -------  -------
                                                                 6,913    4,560
   Less accumulated depreciation..............................  (2,809)  (1,919)
                                                               -------  -------
                                                               $ 4,104  $ 2,641
                                                               =======  =======

   The depreciation expense on property, plant and equipment amounted to $598,000, $928,000 and $1,202,000 for the years ended March 31, 1999, 2000 and
2001, respectively. Depreciation expense for the period from inception (September 11, 1995) through March 31, 2001 was $3,195,000. Included in property, plant and equipment are assets under capital lease obligations with an original cost of approximately $3,535,000 and $3,642,000, as of March 31, 2000 and 2001, respectively. Accumulated depreciation on assets under capital leases was $1,969,000 and $2,221,000, as of March 31, 2000 and 2001,
respectively.

   During January 2001, Newfound Genomics, Inc., a subsidiary of the Company, purchased a freehold property of 5,850 sq ft in St John's, Newfoundland for $192,000. This property is under refurbishment and will provide facilities for sample collection, office space and laboratory facilities for the Company's Newfoundland operations.

6 Commitments and Contingencies

Debt Facility

   In February 2000, the Company secured a $5.0 million line of credit with Hewlett Packard International Bank Limited ("HPIB Limited"), to utilize against capital equipment financings over the following 18-month period. In February 2000, the Company drew $2.0 million against this line of credit as a capital lease to support capital expenditure. Interest is repayable quarterly at 11% per annum over the four-year period of the lease, which has a capital repayment holiday for the first 18 month period. In the event that the Company draws further funds, it has agreed to issue warrants to purchase up to an additional 80,000 ordinary shares, each at an exercise price of (Pounds)0.05 ($0.07) per ordinary share. The Company has no commitments for any additional financings. The Company issued warrants to HPIB Limited for 40,000 ordinary shares at an exercise price of (Pounds)0.05 per share ($0.07 per share). The fair value of each warrant was estimated at approximately $5.53. The aggregate fair value of the warrants is approximately $218,000 and has been recorded in additional paid-in capital and treated as a discount to the capital lease obligation. The discount is being accreted on a straight-line basis (which materially approximates to the actuarial method) to interest expense over the four-year period of the lease. For the years ended March 31, 2000 and 2001, additional interest expense of $6,000 and $52,000, respectively, was recorded related to these warrants.

Purchase Commitments

   At March 31, 2001 the Company was committed to complete the refurbishment of their freehold premises in Newfoundland, Canada. This refurbishment is expected to be completed by June 2001, at a total cost of approximately $200,000, which the Company expect to finance from its existing cash resources.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Leases

   In February 2001, the Company undertook a sale and leaseback transaction with Investec Asset Finance PLC. The Company sold scientific and IT equipment recently acquired for $0.7 million and have entered into a three-year lease arrangement. No gain or loss was recognized on this transaction. Repayments are quarterly and interest is payable at 9.8% per annum.

   As of March 31, 2001, the Company had $3.6 million of property, plant and equipment financed through long-term obligations. The obligations under the equipment leases are secured by the equipment financed, bear interest at a weighted-average rate of between 5.3% and 11% and are due in monthly and quarterly installments through September 2003. Under the terms of the agreements, the financed equipment may be purchased by the Company at a nominal value at the end of the financing term. As of March 31, 2001, future minimum lease payments under operating and capital leases are as follows:

                                                              Operating Capital
                                                               Leases   Leases
                                                              --------- -------
                                                               (In Thousands)
   Years Ending March 31,
   2002......................................................  $1,183   $1,815
   2003......................................................     999    1,284
   2004......................................................     835      882
   2005......................................................     679      --
   Amounts thereafter........................................   3,293      --
                                                               ------   ------
   Total minimum lease and principal payments................  $6,989    3,981
                                                               ======   ======
   Less amount representing interest.........................             (724)
                                                                        ------
   Present value of minimum capital lease obligation.........            3,257
   Less current portion of future payments...................            1,395
                                                                        ------
   Capital lease obligation, less current portion............           $1,862
                                                                        ======

   Rent expense relating to operating leases was approximately $178,000, $242,000 and $565,000 in the years ended March 31, 1999, 2000 and 2001, respectively.

   During the year ended March 31, 2001 the Company extended a 10-year operating lease of 19,600 square feet of laboratory and office space in Newton, Massachusetts, to house the senior management, business development, intellectual property and investor relations activities of the Company. Costs incurred in refurbishing this property are capitalized within Leasehold Improvements, see note 5.

Contingencies

   In the ordinary course of business the Company may be subject to legal proceedings and claims. The Company is not currently subject to any material legal proceedings.

7 Long-Term Debt

   Of the total bank loans, the non-current amounts outstanding are as follows:

                                                                 March 31
                                                              ----------------
                                                               2001     2000
                                                              -------- -------
                                                              (In Thousands)
   Loans, repayable by quarterly installments to March 31,
    2002.....................................................
   The interest rate is 4.85%................................ $    --  $   75
                                                              ======== ======

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   In accordance with the above bank loans, of which $63,000 is classified within current liabilities, the bank has a floating charge over the assets of Eurona up to a value of $318,000. There are no covenants attached to the loans.

8 Establishment of Newfoundland Genomics Inc.

   In June 2000, the Company formed Newfound Genomics Inc. in Newfoundland, Canada, a joint-venture with Lineage Biomedical. In February 2001, the Company acquired the outstanding share capital it did not then own from Lineage Biomedical for Can $60,000. The Can $60,000 (US$40,000) was recorded as goodwill since the joint-venture had no identifiable assets. Newfound Genomics Inc. has established local facilities and commenced clinical and genetic data collection from the geographically isolated population in Newfoundland.

9 Shareholders' Equity

Initial Public Offering

   On July 26, 2000, the Company completed a public offering of its ordinary shares by issuing 13,800,000 ordinary shares in the form of American Depositary Shares ("ADSs"). Each ADS represents two ordinary shares. The aggregate value was $96.6 million, or $14 per ADS. Issuance costs for the offering amounted to approximately $10.4 million. The Company received net proceeds of $86.2 million.

Ordinary Shares

   On March 17, 2000, the Company effected a conversion of all its outstanding convertible preferred ordinary shares into ordinary shares and a 20-for-one ordinary share split. All shares and per share amounts have been retroactively restated to give effect to the share split.

   Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company's shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the Board of Directors. At March 31, 2000 and 2001, the Company had 120,000,000 ordinary shares authorized and 50,895,220 and 64,742,260 shares issued and outstanding, respectively.

Issuance of Shares to Ex-Employees

   In December 1999, the Company issued 500,000 shares at par ($0.08) to ex-employees of Gemini Research Limited. The fair value of the shares was determined as $1,296,000 and a marketing, general and administrative expense of $1,256,000 was recorded in the year, reflecting the difference between the fair value of the shares and the amount payable. At March 31, 2000 an amount of $40,000 receivable for the shares remained outstanding and is presented in the balance sheet for that year as a deduction from shareholders' equity. The amount was received during the year ended March 31, 2001.

Share Option Plans

   Under the terms of the Gemini Genomics plc Company Share Option Plan Part A ("Plan A"), the Board of Directors may grant U.K. Inland Revenue approved share options to employees, directors and consultants of the Company at an exercise price approved by the U.K. Inland Revenue. Share options granted under plan A generally vest and become exercisable on the third anniversary date of the grant. Options expire 10 years from the date of grant. Under the terms of the Gemini Genomics plc Company.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Share Options Plan Part B ("Plan B"), the Board of Directors may grant unapproved share options to employees or executive directors of the Company. Options granted under Plan B generally vest over a two-year period; one-third vest on date of grant, one-third vest one year from date of grant, and one-third vest two years from date of grant. Options become exercisable as soon as they have vested and expire ten years from the date of grant, except options granted on December 19, 1997, which expire seven years from the date of grant. Under both Plan A and Plan B ("the Plans"), share option grants are generally made at an exercise price equal to the fair value of the ordinary shares on the date of grant, as determined by the Company's Board of Directors and (in the case of Plan A) as agreed with the UK Inland Revenue. The Company may also issue share options outside the Plans. There are 7,741,950 ordinary shares reserved for issuance upon the exercising of share options. Plan A and Plan B were adopted by the Board of Directors on December 19, 1997.

   Under the terms of the International Executive Share Option Plan, the Board of Directors may grant share options to subscribe for newly issued or purchase existing ordinary shares (which may be in the form of ADSs) to our directors and employees who devote almost all of their working time to us. When the options are granted, our board will determine when they are exercisable, but they have to be exercised within ten years of being granted.

Share Option Activity

   At March 31, 1999, 2000 and 2001, options to purchase 964,560, 2,037,060 and
4,236,643 ordinary shares were exercisable at a weighted average exercise price of $0.80, $1.67 and $2.84, respectively. The weighted average fair value of options granted in the years ended March 31, 1999, 2000 and 2001 was $0.11, $1.16 and $4.77, respectively.

   A summary of share option activity under the Plans is as follows:

                                                                    Options
                                          Options                 Outstanding
                                         Available   Number of  Weighted Average
                                         for Grant    Options    Exercise Price
                                         ----------  ---------  ----------------
   Inception of the plans (December 19,
    1997)
    Initial authorized.................   2,203,500        --          --
   Granted.............................  (1,861,400) 1,861,400        0.81
   Cancelled...........................     480,140   (480,140)       0.94
                                         ----------  ---------
   Balance at March 31, 1998...........     822,240  1,381,260        0.77
   Granted.............................    (158,620)   158,620        1.55
   Cancelled...........................      27,440    (27,440)       1.20
                                         ----------  ---------
   Balance at March 31, 1999...........     691,060  1,512,440        0.84
   Additional authorized...............   2,886,022        --          --
   Granted.............................  (2,420,980) 2,420,980        2.15
   Cancelled...........................     200,000   (200,000)       1.98
   Exercised...........................         --    (172,000)       0.69
                                         ----------  ---------
   Balance at March 31, 2000...........   1,356,102  3,561,420        1.67
   Additional authorized...............   5,041,684        --          --
   Granted.............................  (4,298,086) 4,298,086        5.54
   Cancelled...........................      70,516    (70,516)       5.80
   Exercised...........................         --     (47,040)       0.88
                                         ----------  ---------
   Balance at March 31, 2001...........   2,170,216  7,741,950        4.22
                                         ==========  =========

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table summarizes information concerning current outstanding and exercisable options at March 31, 2001:

                              Options Outstanding
                                Weighted-Average

                                                                                  Options
                                                     Remaining                  Exercisable
     Exercise             Number                    Contractual                   Number
      Prices            Outstanding                    Life                     Exercisable
     --------           -----------                 -----------                 -----------
     $0.71                 804,220                     3.72                        804,220
     $0.96                 452,240                     4.05                        452,240
     $1.22                 168,400                     7.82                        168,400
     $1.79                 172,000                     8.42                        114,667
     $2.16               1,498,100                     8.58                        960,780
     $2.25               1,266,274                     9.92                        422,091
     $2.57                 562,020                     8.92                        374,680
     $7.00               2,818,696                     9.33                        939,565
                         ---------                                               ---------
                         7,741,950                     8.92                      4,236,643
                         =========                                               =========

   The Company has elected to follow APB 25 and related interpretations in accounting for its share options issued to employees. Compensation expense is determined using the intrinsic value method based on the difference between the exercise price and the deemed fair value of the Company's ordinary shares on the date the share options were granted.

   Share options granted to non-employees are valued using the Black-Scholes option valuation method and the following assumptions for the years ended March 31, 1999, 2000 and 2001: risk-free interest rate of 5.5%, 6.2% and 6.0%, respectively, volatility of 0.01 for 1999 and 2000 and 1.402 for 2001, zero dividend yield and an expected life of four years. The value of the options is recorded as deferred compensation and amortized using the straight-line method over the vesting period.

   Share option compensation expense was recorded as follows:

                                                                 Non-
                                                      Employee Employee
                                                      Related  Related   Total
                                                      Expenses Expenses Expenses
                                                      -------- -------- --------
                                                            (In Thousands)
   Period Ending
   March 31, 1997....................................   $ --    $ --      $ --
   March 31, 1998....................................       1      51        52
   March 31, 1999....................................       3     191       194
   March 31, 2000....................................     281     192       473
   March 31, 2001....................................   1,407     461     1,868
                                                       ------   -----    ------
   Since Inception (September 11, 1995)..............  $1,692   $ 895    $2,587
                                                       ======   =====    ======

   Amortization of the deferred compensation balance of $1,490,000 at March 31, 2001 will be approximately $1,485,000 and $5,000 for the fiscal years ending March 31, 2002 and 2003, respectively.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


Pro-Forma Disclosure Under SFAS No. 123

   Pro-forma information regarding employee stock options is required under SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation method and the following assumptions for the years ended 1999, 2000 and 2001: volatility of 0.01 for 1999 and 2000 and 1.402 for 2001, risk-free interest rate of 5.5%, 6.2% and 6.0%, respectively, zero dividend yield and an expected life of four years.

   For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options. The Company's pro-forma information is as follows:

                                                      Year Ended March 31,
                                                     -------------------------
                                                      2001     2000     1999
                                                     -------  -------  -------
                                                      (In Thousands, Except
                                                         Per Share Data)
   Net loss:
     As reported.................................... $12,843  $15,405  $10,746
     SFAS No. 123 pro forma......................... $19,254  $15,515  $10,766
   Loss per share:
     As reported--basic and diluted................. $ (0.32) $ (0.73) $ (0.54)
     SFAS No. 123 pro forma......................... $ (0.64) $ (0.73) $ (0.54)

   The effects of applying SFAS No. 123 for recognizing compensation expense and for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

Warrants

   In February 2000 the Company granted warrants to purchase 40,000 ordinary shares at an exercise price of (Pounds)0.05 ($0.07) per share (see note 6). The warrant remains outstanding at March 31, 2001.

10 Income Taxes

   The Company has no provision for payment of U.K., Swedish or Canadian income taxes for any period as it has incurred operating losses since inception.

   The taxation credit consists of the following:

                                                                   March 31
                                                                ---------------
                                                                2001  2000 1999
                                                                ----  ---- ----
                                                                (In Thousands)
   UK taxation on current year................................. $910  $ -- $ --
   Overseas taxation...........................................  (30)   --   --
                                                                ----  ---- ----
                                                                $880  $ -- $ --
                                                                ====  ==== ====

   The UK taxation on the current year arose as a result of a change in the UK corporation tax legislation. With effect from April 2000 companies engaged in research and development which meet certain criteria are permitted to surrender corporation tax losses in return for a cash refund of employee and payroll taxes.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                  March 31
                                                              -----------------
                                                                2001     2000
                                                              --------  -------
                                                               (In Thousands)
   Deferred tax assets:......................................
     Net operating loss carryforwards........................ $ 13,596  $ 8,594
     Book reserves in excess of tax..........................       25       35
     Short-term timing differences...........................       12      (2)
                                                              --------  -------
     Total deferred tax assets...............................   13,633    8,627
     Valuation allowance.....................................  (13,633)  (8,627)
                                                              --------  -------
       Total................................................. $    --   $   --
                                                              ========  =======

   For the year ended March 31, 2000, the Company had, subject to agreement with the U.K. Inland Revenue, corporation tax losses amounting to $10.4 million, resulting in a total loss carry-forward at March 31, 2000 of approximately $28.6 million. As of March 31, 2001, the Company has accumulated losses, subject to agreement with the U.K. Inland Revenue, amounting to a further $11.4 million, resulting in total loss carried forward at March 31, 2001 of $40.0 million which under U.K. and Swedish tax law do not expire. Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. As of March 31, 2001, Eurona Medical AB has, subject to agreement with the Swedish tax authorities, income tax losses that are at least $3.9 million. These are available for offset against profits from future Swedish operations.

11 Acquisition of Eurona Medical AB

   On December 17, 1999, the Company completed the acquisition of Eurona Medical AB, a Swedish pharmacogenetics company. The Company assumed all the liabilities of Eurona and acquired all of its ordinary shares in exchange for 1,820,180 preferred ordinary shares and $19,000 in cash. Including direct acquisition costs of $186,000, the total purchase price was $4.9 million.

   The acquisition was accounted for using the purchase method. Under the purchase method of accounting, the aggregate acquisition cost is allocated to the acquired company's assets and liabilities, based on the fair values on the date of acquisition. Included within the liabilities assumed is $600,000 relating to termination costs of a number of employees.

   In purchasing Eurona, the Company obtained access to clinical collaborators. The total spent by Eurona since inception on research and development at the date of acquisition was approximately $8.9 million. Eurona has raised a total of approximately $13.3 million in equity finance prior to acquisition by the Company, but had not succeeded to commercialising its business model.

   The Company has performed a review of the research projects being undertaken by Eurona and determined that none of the projects have economic value, as none of the research projects undertaken by Eurona will be pursued. Consequently, in allocating the acquired assets and liabilities, no value has been assigned to acquired in-process research and development.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   A summary of the purchase price for the acquisition is as follows (in thousands):

   Preferred ordinary shares........................................... $ 4,720
   Cash paid to shareholders...........................................      19
   Accrued direct acquisition costs....................................     186
                                                                        -------
       Total purchase price............................................ $ 4,925
                                                                        =======
   The purchase price was allocated as follows (in thousands):
     Assets acquired................................................... $ 1,587
     Liabilities assumed...............................................  (2,284)
     Intangible assets acquired:
     Assembled workforce...............................................     350
     Goodwill..........................................................   5,272
                                                                        -------
       Total purchase price............................................ $ 4,925
                                                                        =======

   The above intangible assets are being amortized over their estimated useful life of five years.

   Had the acquisition of Eurona been consummated at the beginning of the years below, the unaudited pro forma results would have been as follows:

                                                            Year Ended March
                                                                   31,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                                                             (In Thousands,
                                                            Except Per Share
                                                                  Data)
   Revenue................................................. $  1,238  $    295
   Net loss for the period.................................  (22,933)  (20,506)
   Net loss per ordinary share--basic and diluted.......... $  (1.00) $  (0.94)

   The Company made a $0.6 million provision in respect of the termination costs of 35 employees (largely executive, managerial and support staff) under an integration plan approved in December 1999. These costs all related to salaries and benefits due, and employment costs arising within these 35 employees' notice periods. A total of $0.3 million of termination benefits were paid in the period ended March 31, 2000, leaving a $0.3 million provision at March 31, 2000, all remaining liabilities related to these termination costs were paid by March 31, 2001. The Company also realigned the research focus for Eurona although the only activities terminated were those of the executive functions.

   The assembled workforce and goodwill are being amortized over their estimated useful life of 5 years. Amortization of assembled workforce and goodwill was $373,000 and $1,604,000 for the years ended March 31, 2000 and 2001, respectively.

12 Pension Plans

   The Company operates a defined contribution group personal pension plan for substantially all its employees in the United Kingdom and contributes to a state scheme and a defined contribution scheme for its employees in Sweden. The Company contributions to the U.K. defined contribution scheme totaled $60,000, $81,000 and $106,000 in the years ended March 31, 1999, 2000 and 2001, respectively and $305,000 in the period from September 11, 1995 (inception) through March 31, 2001.

   The Company operates a 401-K pension plan for substantially all its employees in the US. This plan commenced during fiscal year 2001, and the Company contributions to the US plan amounted to $5,000.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


13 Related Party Transactions

   Cloverleaf Holdings Limited, a company controlled by Michael Fitzgerald, provided consulting services to the Company for which it received $140,000 per annum, payable in equal monthly installments, through November 1999 when the arrangement was terminated and replaced with a contract under which Michael Fitzgerald received fees for services as a non-executive director. No balances were outstanding at March 31, 1999, 2000 or 2001. There were no other related party transactions in the years ending March 31, 1999, 2000 or 2001.

14 Segment Information--Geographic

   The Company reports operating results based on geographic areas. A summary of the key financial data by segment is as follows:

                                           United             North
                                          Kingdom   Sweden   America   Total
                                          --------  -------  -------  --------
                                                   (In Thousands)
   Year Ended, and at March 31, 1999:
   Revenue............................... $    198  $   --   $   --   $    198
   Loss from operations..................  (10,694)     --       --    (10,694)
   Property, plant and equipment.........    2,099      --       --      2,099
   Total assets..........................   14,766      --       --     14,766
   Year Ended, and at March 31, 2000:....
   Revenue...............................      164      --       --        164
   Loss from operations..................  (12,716)  (2,674)     --    (15,390)
   Property, plant and equipment.........    1,933      708      --      2,641
   Total assets..........................   21,049    1,187      --     22,236
   Year Ended, and at March 31, 2001:....
   Revenue...............................    1,579      --       --      1,579
   Loss from operations..................  (16,357)  (3,718)  (1,802)  (21,877)
   Property, plant and equipment.........    2,029      825    1,250     4,104
   Total assets.......................... $ 89,882  $ 1,095  $ 1,483  $ 92,460

15 Subsequent Events

   The Company has entered into an agreement to enter a new lease for 35,600 square feet of premises being constructed in Cambridge, England with effect from May 2002. This lease will expire in May 2020.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


16 Quarterly Financial Data (Unaudited)

                                            Fiscal 2001 Quarter Ended
                                    ------------------------------------------
                                    June 30  September 30 December 31 March 31
                                    -------  ------------ ----------- --------
                                     (In Millions, Except Per Share Amounts)
   Net revenues.................... $   --     $   --       $    72   $ 1,484
   Gross margin....................     --         --            39     1,447
   Operating loss..................  (4,979)    (4,743)      (5,450)   (6,764)
   Net loss........................  (4,975)    (2,569)      (4,183)   (1,546)
   Net loss per share--basic and
    diluted........................ $ (0.10)   $ (0.04)     $ (0.06)  $ (0.02)
   Net loss per ADS--basic and
    diluted........................ $ (0.20)   $ (0.08)     $ (0.12)  $ (0.04)

                                            Fiscal 2000 Quarter Ended
                                    ------------------------------------------
                                    June 30  September 30 December 31 March 31
                                    -------  ------------ ----------- --------
   Net revenues.................... $   115    $   --       $   --    $    49
   Gross margin....................      90        --           --         49
   Operating loss..................  (2,586)    (2,244)      (5,272)   (5,340)
   Net loss........................  (2,532)    (2,262)      (5,319)   (5,345)
   Net loss per share--basic and
    diluted........................ $ (0.13)   $ (0.11)     $ (0.27)  $ (0.27)
   Net loss per ADS--basic and
    diluted........................ $ (0.26)   $ (0.22)     $ (0.54)  $ (0.54)

                                  ATTACHMENT A

                               Dated 29 May 2001

                                 Sequenom, Inc.

                                      and

                              Gemini Genomics PLC

                               ----------------

                             TRANSACTION AGREEMENT

                               ----------------

                               TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------
  1. Interpretation...................................................     A-1

  2. The Transaction..................................................     A-5

  3. Special Share Issue..............................................     A-5

  4. Share Exchange...................................................     A-5

  5. Consideration....................................................     A-6

  6. Options and Warrants.............................................     A-6

  7. Representations and Warranties and Conditions....................     A-6

  8. Undertakings.....................................................     A-7

  9. Announcement.....................................................    A-13

 10. Assignment.......................................................    A-13

 11. Variation........................................................    A-13

 12. Time of the Essence..............................................    A-13

 13. Costs............................................................    A-13

 14. Termination: Termination Fee.....................................    A-14

 15. Notices..........................................................    A-15

 16. Miscellaneous....................................................    A-15

 17. Governing Law....................................................    A-16

 18. Third Party Rights...............................................    A-16

 APPENDIX I............................................................   A-18

 APPENDIX II SHARE OPTION PROPOSAL.....................................   A-20

 APPENDIX III REPRESENTATIONS AND WARRANTIES...........................   A-21

   PART 1 REPRESENTATIONS AND WARRANTIES OF OFFEREE....................   A-21

   PART 2 REPRESENTATIONS AND WARRANTIES OF OFFEROR....................   A-32

 APPENDIX IV CONDITIONS................................................   A-41

 APPENDIX V EMPLOYMENT AGREEMENT TERMS.................................   A-49

 APPENDIX VI FORM OF NEW REGISTRATION RIGHTS AGREEMENT.................   A-55

                             TRANSACTION AGREEMENT

   This Agreement is made on 29 May 2001.

   Between:

     (1) Sequenom, Inc., a US corporation organised under the laws of Delaware, having its principal executive offices at 3595 John Hopkins Court, San Diego, CA 92121 (Offeror);

     (2) Gemini Genomics PLC, a company registered in England with number 3377251 and whose registered office is at 162 Science Park, Milton Road, Cambridge CB4 0GH, England (Offeree).

Whereas:

     (1) The parties desire to effect the Transaction.

     (2) The parties intend to effect the Transaction by means of a scheme of arrangement under Section 425 of the Act to be proposed by Offeree to its shareholders under which the whole of the Offeree Scheme Shares will be cancelled and reissued to Offeror and Offeror will issue solely
  Consideration Stock to the former shareholders of Offeree.

     (3) The parties wish to make certain representations, warranties, covenants and agreements in connection with the Transaction and the Transaction is subject to the Conditions.

     (4) The parties intend that (i) the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code, as amended (the "Code") and the Treasury Regulations thereunder and (ii) the Consideration Stock to be issued pursuant to the Transaction shall be issued without registration under the Securities Act in reliance on the exemption from registration provided by Section 3(a)(10) of the Securities Act.

     (5) The holder of the Warrants (as defined herein) has agreed to vary the terms under which the Warrants are held so that, subject to the Scheme becoming effective, the Warrants will be converted to warrants to purchase the appropriate number of shares of Offeror Stock at the Exchange Proportion.

   IT IS AGREED in consideration of the mutual commitments contained in this Agreement and other good and valuable consideration as follows:

   1. Interpretation

   1.1 Definitions

   In this Agreement, including the Appendices, the headings shall not affect its interpretation and, unless the context otherwise requires, the provisions in this Clause 1 apply;

   Act means the Companies Act 1985 of Great Britain, as amended;

   Advisers in relation to Offeror means Robertson Stephens Inc. (as financial advisor), Cooley Godward LLP, (as U.S. legal advisor), Lovells (as English legal advisor) and Ernst & Young LLP (as accountants), and in relation to Offeree means Lipe & Co. and Seymour Pierce Limited (as financial advisors), Skadden, Arps, Slate, Meagher & Flom LLP (as legal advisor) and Ernst & Young (as accountants), including (unless the context requires otherwise) partners in and directors and employees of such advisers;

   Affiliate means, in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party or who otherwise falls within the definition of affiliate for purposes of Rule 145 of the Securities Act. A party shall be deemed to control a person if such party owns directly or indirectly, 50% or more of the voting rights of such person;

   Agreed Form means, in relation to the documents listed in Appendix I hereto, such documents in the terms agreed between the parties, whether before or after the date hereof, and signed by them or on their behalf for the purposes of identification, such agreement not to be unreasonably withheld or delayed;

   Agreed Terms means the terms set out in Appendix I hereto, the employment terms set out in Appendix V and the terms set out in the New Registration Rights Agreement a form of which is attached as Appendix VI;

   Announcement means the joint press announcement in the Agreed Form;

   Announcement Date means 29 May 2001;

   Board means the board of directors of any relevant person;

   Business Day means a day (other than a Saturday or Sunday) on which banks are generally open for business in New York, San Diego and London;

   Circular means the circular in the Agreed Form to be issued by Offeree to Offeree Shareholders containing an explanatory statement and the Scheme regarding, inter alia, the cancellation of the Offeree Scheme Shares, the allotment of New Offeree Shares to Offeror (or as it may direct) pursuant to the Scheme and the allotment of Consideration Stock to Offeree Scheme Shareholders;

   City Code means the City Code on Takeovers and Mergers;

   Conditions means the conditions to the Transaction set out in Appendix IV hereto and in the Announcement;

   Consideration Stock means the fully paid and non-assessable Offeror Stock to be issued to Offeree Scheme Shareholders as sole consideration under the Scheme on the terms referred to in the Announcement;

   Court means the High Court of Justice in England and Wales;

   Court Meeting means the meeting of Offeree Shareholders convened by the Court, notice of which will be contained in the Circular (or any adjournment thereof);

   Final Court Order means the order of the Court sanctioning the Scheme under
Section 425 of the Act and confirming the cancellation of the share capital in connection therewith under Section 137 of the Act;

   Effective Date means the date on which the Scheme becomes effective;

   Effective Time means the time on the Effective Date at which the Scheme becomes effective;

   Employee Share Option Schemes means, together, the Offeree Share Option Plan, Parts A and B, the Savings Related Share Option Scheme, the International Executive Share Option Plan of Offeree and any option deeds under which Offeree has granted options to employees, consultants or others.

   Encumbrance means any charge, mortgage, lien, hypothecation, judgement, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person;

   Exchange Act means the United States Securities Exchange Act of 1934, as amended;

   Exclusivity Period means the period between the date hereof and the earliest of (1) the Effective Date, (2) 5.00 p.m. (London time) on 30 November 2001, and
(3) the date of termination of this Agreement pursuant to Clause 14;

   Extraordinary General Meeting means the extraordinary general meeting of Offeree Shareholders, notice of which will be contained in the Circular or any adjournment thereof;

   Exchange Proportion means the amount of Offeror Stock to be issued in exchange for each Offeree Scheme Share determined as provided in Clause 4;

   Group means the Offeree Group or the Offeror Group as the context requires;

   H-P means Hewlett-Packard International Bank Limited.

   Knowledge means the actual knowledge of the applicable party's board of directors or officers engaged primarily in the management of the party's business, after due inquiry.

   Maximum Liability has the meaning ascribed thereto in Clause 8.5.5;

   Meetings means the Court Meeting and the Extraordinary General Meeting;

   NASDAQ means the Nasdaq National Market System operated by the Nasdaq Stock Market, Inc.;

   New Offeree Shares means the ordinary shares of 5p each in the capital of Offeree to be issued fully paid to Offeror pursuant to the Scheme;

   Offeree ADSs means the American Depositary Shares of Offeree subject to the Deposit Agreement, by and among Offeree, The Bank of New York, as depositary, and each holder and beneficial owner from time to time of American Depositary Receipts issued thereunder, each of which represents two Offeree Shares;

   Offeree Group means Offeree and its subsidiary undertakings;

   Offeree Scheme Shareholders means holders of Offeree Scheme Shares;

   Offeree Scheme Shares means the Offeree Shares in issue on the date of the Scheme together with any further Offeree Shares;

     (a) in issue up to 48 hours prior to the time of the Court Meeting; and

     (b) issued thereafter and prior to the close of business on the Business Day before the date of the Final Court Order either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed to be bound by the Scheme;

other than any such Offeree Shares held or to be held by any member of the Offeror Group;

   Offeree Shareholders means the holders of Offeree Shares;

   Offeree Shares means ordinary shares of 5p each in the capital of Offeree;

   Offeror Employee Stock Option Plan means the Offeror 1999 Stock Option Plan.

   Offeror Group means Offeror and its subsidiary undertakings;

   Offeror Stock means shares of common stock of US$0.001 par value each in the capital of Offeror;

   Offeror Stockholder Approval means the affirmative vote of the holders of a majority of the outstanding Offeror Stock as of the record date for the Special Meeting for the purpose of approving the issuance of the Consideration Stock by Offeror pursuant to the Scheme;

   Offeror Takeover Proposal means any publicly announced intention to make any bona fide proposal or offer by any third party or any proposal or offer so made for a merger, exchange offer, consolidation, partnership, joint venture or other business combination involving, or any purchase of, all or substantially all of the assets of Offeror Group or more than 50% of the voting share capital of Offeror which in any such case is conditioned on the Transaction not being completed;

   Panel means the UK Panel on Takeovers and Mergers;

   Pre-Closing Period has the meaning ascribed to it in Clause 8.1.1 of this Agreement;

   Proxy Statement means the letter to stockholders, notice of meeting, proxy statement and the form of proxy to be distributed to the holders of Offeror Stock in connection with the issuance of the Consideration Stock by Offeror pursuant to the Scheme and any schedules or other documents required to be filed with the SEC in connection therewith or any revisions or supplements thereto in the Agreed Form;

   Record Date means close of business on the Business Day immediately preceding the Effective Date;

   Registration Rights Agreement has the meaning ascribed thereto in Clause
8.19 hereto;

   Representatives means in relation to each party, the directors, employees, consultants of, and any individuals seconded to work for, such party (including persons who, at the relevant time, occupied such position);

   Resolutions means the resolution to be proposed at the Court Meeting and the resolutions to be proposed at the Extraordinary General Meeting;

   Scheme means the scheme of arrangement under Section 425 of the Act to be contained in the Circular;

   SEC means the United States Securities and Exchange Commission;

   Securities Act means the United States Securities Act of 1933, as amended;

   Special Meeting means the meeting of Offeror's stockholders being held in connection with the approval of the issuance of the Consideration Stock;

   Takeover Proposal means any publicly announced intention to make any bona fide proposal or offer by any third party (other than a proposal or offer by any member of the Offeror Group in respect of Offeree) or any proposal or offer so made for a merger, scheme of arrangement, exchange offer, consolidation, partnership, joint venture or other business combination involving, or any purchase of, all or substantially all of the assets of Offeree Group or more than 50% of the voting share capital of Offeree or other similar transaction that is substantially inconsistent with the implementation of the Transaction;

   Timetable means the timetable for the Transaction substantially in the Agreed Form;

   Transaction means the acquisition of Offeree by Offeror Group pursuant to the Scheme;

   Warrants mean the warrants issued to H-P to subscribe for 40,000 Offeree Shares at an exercise price of 5p, together with warrants to subscribe for an additional 60,000 Offeree Shares (issuable to H-P in the event Offeree draws funds from the line of credit with H-P); and

   Warrant Variance means the warrant variation entered into with H-P in the Agreed Form.

   1.2 Subordinate Legislation

   Any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision which is in force at the date of this Agreement;

   1.3 Modification etc. of Statutes

   Any reference to a statutory provision shall include such provision as from time to time modified or re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into under this Agreement prior to the Effective Date and (so far as liability thereunder may exist or can arise) shall include also any past statutory provision (as from time to time modified, re-enacted or consolidated) which such provision has directly or indirectly replaced except to the extent that any statutory provision made or enacted after the date of this Agreement would create or increase a liability of any party under this Agreement.

   1.4 Companies Act 1985

   The words holding company, subsidiary and subsidiary undertaking shall have the same meanings in this Agreement as their respective definitions in the Act.

   1.5 Interpretation Act 1978

   The Interpretation Act 1978 shall apply to this Agreement in the same way as it applies to an enactment.

   1.6 Appendices etc.

   References to this Agreement shall include the Appendices to it and references to Clauses are to clauses of this Agreement and references to Appendices mean the appendices to this Agreement unless otherwise stated. The headings to the clauses and any italicized text to this Agreement and in the Appendices are for ease of reference only and shall not form any part of this Agreement for the purposes of construction

   1.7 Currency

   References in this Agreement to $, cents or US dollars shall be deemed to be references to the lawful currency of the US.

   2. The Transaction

   Subject to the satisfaction or waiver (if permitted) of the Conditions, the Transaction shall be effected by way of the Scheme. The parties shall use all reasonable endeavours to comply with the Timetable and (so far as they each may be able) to achieve satisfaction of the Conditions provided that this Clause 2 shall not oblige either party to (1) waive satisfaction of any Condition or (2) take any action if, at the time when such action would otherwise have been required pursuant to this Clause 2, the Board of the other shall have withdrawn (or modified in a manner adverse to the prospects of implementation of the Transaction) its approval or recommendation of the transactions contemplated by this Agreement (whether before or after the Court Meeting or the Extraordinary General Meeting or the Special Meeting) and the relevant party shall, at such time, have paid any amounts which are due to be paid at that time under Clauses 8.5 or 14.2.

   3. Special Share Issue

   3.1 Offeror agrees with and undertakes to Offeree that it will subscribe at par for one Offeree Non-voting Deferred Share directly from Offeree prior to the Effective Date. The only entitlement of a holder of such share shall be to receive the nominal value thereof in the event of liquidation of Offeree and to rank pari passu to such extent with holders of ordinary shares in respect of any amount available for distribution to shareholders in the event of liquidation of Offeree.

   3.2 Offeree agrees that it will procure the issue to Offeror of the share referred to in Clause 6.1 prior to the Effective Date.

   4. Share Exchange

   4.1 Unless the Board of Offeree shall, at the time when such action would otherwise have been required pursuant to this Clause 4.1, have made a Subsequent Determination (as defined in Clause 8) (whether before or after the Court Meeting or the Extraordinary General Meeting) and Offeree shall, at such time, have paid any amounts which are due to be paid at that time under Clauses 8.5 or 14.2, Offeree agrees to seek the earliest appropriate dates for the relevant Court hearings, to instruct its registrars to despatch the Circular, appropriate forms of proxy for use at the Court Meeting and the Extraordinary General Meeting and, in the event of the Resolutions being passed by the requisite majorities, promptly to apply to the Court for and diligently to seek its sanction of the Scheme.

   4.2 Offeror shall, subject to the Scheme becoming effective, issue on the Effective Date to Offeree Scheme Shareholders on the Record Date, the Consideration Stock. For each Offeree Scheme Share held by an Offeree Scheme Shareholder as at the Record Date the holder will receive the Exchange Proportion of shares of Offeror Stock.

   In this Clause 4.2 the following definitions shall apply:

   Exchange Proportion means:

       For each Offeree Share         0.2 of a share of Offeror Stock

       representing for each Offeree ADS    0.4 of a share of Offeror
       Stock

provided, however, that in no event shall Offeror issue more than 14,403,870 shares of Offeror Stock pursuant to the Scheme and in the event that the Exchange Proportion would (absent the application of this proviso) result in the issuance by Offeror of more than 14,403,870 shares of Offeror Stock, the Exchange Proportion for each Offeree Share (and for each Offeree ADS) will be reduced to the greatest fraction of a share of Offeror Stock that would result in no more than 14,403,870 shares of Offeror Stock being issued pursuant to the Scheme.

   No fraction of a share of Offeror Stock shall be issued to Offeree Scheme Shareholders but in lieu thereof, each Offeree Scheme Shareholder on the Record Date who would otherwise be entitled to such a fraction of a share of Offeror Stock (after aggregating all fractions of shares of Offeror Stock to which such Offeree Scheme Shareholder would otherwise be entitled) shall instead receive cash (without interest) from Offeror as if any entitlement to a fraction of a share of Offeror Stock to which such Offeree Scheme Shareholder would otherwise have been entitled had been sold at the closing price of Offeror Stock on NASDAQ on the Effective Date.

   4.3 If at any time during the period between the date of this Agreement and the time for the calculation of the amount of Consideration Stock to be issued under the Scheme any change in the outstanding shares of capital stock of Offeror or Offeree shall occur as a result of any capital reorganisation, reclassification, stock split (including a reverse stock split) readjustment of shares, or any stock dividend with a record date during such period (other than in any such case any such event pursuant to or in conjunction with the Scheme) the Consideration Stock shall be adjusted equitably.

   5. Consideration

   The Consideration Stock shall be validly issued, fully paid, non-assessable and free of Encumbrance (other than any Encumbrance created by Offeree Scheme Shareholders) and shall rank pari passu in all respects with the Offeror Stock then in issue, including the right to receive and retain any dividends and other distributions declared, made or paid after the Effective Date.

   6. Options and Warrants

   6.1 Offeree and Offeror agree that, subject to the requirements of the Inland Revenue and the Panel (where applicable), each option over Offeree Shares granted prior to the Record Date under the terms of the Employee Share Option Schemes shall (if the Scheme becomes effective) be dealt with in accordance with the proposals to be made to optionholders in the Employee Share Option Schemes in accordance with the Agreed Terms.

   6.2 At Offeree's request, H-P has executed the Warrant Variance pursuant to which the Warrants will be converted into warrants over Offeror Stock on the terms and conditions set out in the Warrant Variance.

   7. Representations and Warranties and Conditions

   7.1 Offeree hereby makes the representations and warranties contained in
Part 1 of Appendix III .
   7.2 The obligations of Offeror to give effect to the Scheme are subject to Offeree having caused to be delivered to Offeror immediately prior to the hearing of the petition to sanction the Scheme a certificate signed on behalf of Offeree by a duly authorized officer to the effect that (i) its representations and warranties given in this Agreement that are qualified as to materiality were true and correct as at the date of this Agreement and, except to the extent that the same speak as at an earlier date, remain true and correct at the time of delivery of such certificate and (ii) its representations and warranties given in this Agreement that are not so qualified were true and correct in all material respects as at the date of this Agreement and, except to the extent that the same speak as at an earlier date, remain true and correct at the time of delivery of such certificate provided that Offeror reserves the right, in its absolute discretion, to waive the provisions of this Clause 7.2 and agrees to do so if so required by the Panel.

   7.3 Offeror hereby makes the representations and warranties contained in
Part 2 of Appendix III.

   7.4 The obligations of Offeree to give effect to the Scheme are subject to Offeror having caused to be delivered to Offeree immediately prior to the hearing of the petition to sanction the Scheme a certificate signed on behalf of Offeror by a duly authorized officer to the effect that (i) its representations and warranties given in this Agreement that are qualified as to materiality were true and correct as at the date of this Agreement and, except to the extent that the same speak as at an earlier date, remain true and correct at the time of delivery of such certificate and (ii) its representations and warranties given in this Agreement that are not so qualified were true and correct in all material respects as at the date of this Agreement and, except to the extent that the same speak as at an earlier date, remain true and correct at the time of delivery of such certificate provided that Offeree reserves the right, in its absolute discretion, to waive the provisions of this Clause 7.4 and agrees to do so if so required by the Panel.

   7.5 The obligations of Offeree to give effect to the Scheme are subject to the receipt by Michael Fitzgerald, Genelink Holdings Ltd., Raddison Trustee Ltd. and Cloverleaf Holdings Limited of rights to register their Consideration Stock (and any securities of Offeror that may subsequently be issued to them) under the Securities Act pursuant to the registration rights agreement, to be executed and delivered as of the Effective Date, the form of which is attached as Appendix VI hereto (the New Registration Rights Agreement).

   7.6 The obligations of Offeree and Offeror to give effect to the Scheme are subject to the Transaction qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code; provided that neither Offeree nor Offeror may otherwise assert that this condition has not been satisfied if such asserting party is in breach of its obligations under Clause 8.15; provided, further, that neither Offeree nor Offeror may otherwise assert that this condition has not been satisfied if Skadden, Arps, Slate, Meagher & Flom LLP provides an opinion to Offeree and Offeror to the effect that the Transaction will qualify as a reorganization under Section 368(a) of the Code.

   7.7 The obligations of Offeree and Offeror to give effect to the Scheme are subject to the satisfaction or waiver (if permitted) of the Conditions applicable to each of them, which are attached hereto as Appendix IV.

   7.8 The obligations of Offeror to give effect to the Scheme are subject to each of Paul Kelly, Jeremy Ingall and Patrick Kleyn terminating their existing employment and consulting agreements with Offeree, releasing Offeree and Offeror from any claims in connection with said agreements and entering into new employment agreements with Offeror as of the Effective Time, all in accordance with the terms and conditions set forth in the term sheets attached as Appendix V hereto.

   8. Undertakings

   8.1.1 Except as otherwise contemplated by this Agreement, required by applicable law, or with the written consent of the other party, during the period from the date hereof through the Effective Date (the Pre-Closing Period), each party shall (and shall cause each of its Affiliates to): (i) conduct its respective business and operations (A) in the ordinary course and in accordance with past practices, and (B) in compliance with all applicable laws and the requirements of all material contracts to which it or any of its Affiliates is party; and (ii) use all reasonable efforts to preserve intact its current business organization and maintain its relations and goodwill with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and others having business relationships with it and any of its Affiliates.

   8.1.2 During the Pre-Closing Period, each party shall not (without the prior written consent of the other party), and shall not permit any of its Affiliates to:

     (a) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than dividends from wholly-owned Affiliates) or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

     (b) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that such party may issue shares upon the exercise of previously issued stock options under any existing share option scheme of such party in the ordinary course of business and consistent with past practices);

     (c) except as required to effect the transactions contemplated by this Agreement, amend or waive any of its rights under, or accelerate the vesting under, any provision of any share option scheme, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify in any material respect any of the terms of any outstanding option;

     (d) except as required to effect the transactions contemplated by this Agreement, amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or equivalent documents (including Offeree's Memorandum of Association and Articles of Association), or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

     (e) make any capital expenditure outside the ordinary course of business or make any single capital expenditure in excess of $500,000;

     (f) other than as set forth in Section 8.1.2(f) of the Offeree Disclosure Schedule, sell or otherwise dispose of, or acquire, lease or license, any right or other asset to any other person (except in each case for assets leased, licensed or disposed of in the ordinary course of business and consistent with past practices or in accordance with the terms of agreements in effect as of the date hereof and previously disclosed to Offeror);

     (g) other than as set forth in Section 8.1.2(g) of the Offeree Disclosure Schedule, lend money to any person, or incur or guarantee any indebtedness (other than intercompany indebtedness in the ordinary course of business and consistent with past practice, and except that either party may make borrowings in the ordinary course of business (other than Offeree's existing lines of credit with H-P which Offeree agrees not to draw on or extend in any way) and in accordance with past practices or in accordance with the terms of agreements in effect as of the date hereof);

     (h) other than as set forth in Section 8.1.2(h) of the Offeree Disclosure Schedule, establish or adopt any stock option or other employee benefit plan or collective bargaining agreement, materially amend or modify any such plan or agreement, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees who earn $100,000 or more;

     (i) hire any new employee having an annual salary in excess of $100,000;

     (j) change any of its methods of accounting or accounting practices in any material respect except as required by law or generally accepted accounting principles;

     (k) enter into or materially modify any contract, commitment or agreement (whether written or oral) which is material to the applicable party's business and operations, taken as a whole;

     (l) make any material tax election except as required by law or generally accepted accounting principles;

     (m) commence or settle any material legal proceeding;

     (n) form any subsidiary or acquire any equity interest or other interest in any other entity; or

     (o) enter into any material transaction or take any material action outside the ordinary course of business or inconsistent with past practice.

   8.2 Offeror agrees to instruct counsel of its choice to appear on its behalf at the hearing of the petition to sanction the Scheme and to undertake to the Court to be bound thereby.

   8.3 Offeror and Offeree undertake promptly to notify each other (and supply copies of all relevant information) of any event or circumstance of which they become aware that would be likely to have a significant impact on the satisfaction of the Conditions.

   8.4 Each of the parties shall promptly provide such assistance and information as may reasonably be required by any of the others for the purposes of or in connection with the Circular and the Proxy Statement including, without limitation, any that may be required by any regulatory authority.

   8.5

   8.5.1 Each of Offeror and Offeree represents, warrants and undertakes to the other that, during the Exclusivity Period, it will not and will procure that none of its Affiliates, Advisers or Representatives, or those of any member of its Group, will solicit, initiate or knowingly encourage (including by way of furnishing information), or enter into discussions or negotiations regarding, any Takeover Proposal or Offeror Takeover Proposal as the case may be from any person or, other than in the ordinary course of its existing business, any acquisition or disposal of assets by Offeree or Offeror as the case may be; provided that a party may engage in discussions or negotiations with, and furnish information concerning itself, its Group, or their businesses, properties or assets to, any third party which has made an approach if, and only to the extent that, the Board of such party concludes, in good faith, after consultation with, and based upon the advice of, its outside counsel at a meeting of such Board, that the failure to take such action would be in breach of the fiduciary duties of the directors of such party or would violate the obligations of such Board under the provisions of the City Code and/or the Act and/or other applicable law or regulation and/or the rules and regulations of any applicable recognized stock exchange and on the basis that (i) a copy of the minutes of such Board meeting reflecting the Board's conclusion, shall promptly be provided to the other party and (ii) such party shall promptly (but in any event within 24 hours) notify the other of the receipt of any Takeover Proposal or Offeror Takeover Proposal as the case may be, including the material terms and conditions thereof (to the extent known) (and any changes in the material terms and conditions thereof of which it becomes aware) and the identity of the person making such Takeover Proposal or Offeror Takeover Proposal as the case may be.

   8.5.2 Subject to the terms of this Agreement (including the next sentence), Offeree and Offeror each represents, warrants and undertakes to the other that, during the Exclusivity Period, such party's Board shall recommend to its respective shareholders the approval of this Agreement, the Transaction and the other transactions contemplated hereby (as applicable) and shall use reasonable efforts to solicit such approval. Neither the Board of Offeree or Offeror nor any committee thereof shall (i) withdraw, qualify, modify or amend, in a manner adverse to the other party hereto, such recommendation(s) or make any public statement, filing or release inconsistent with such recommendation(s), (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or Offeror Takeover Proposal, as applicable, or (iii) cause Offeree or Offeror (as applicable) to enter into any acquisition agreement or other similar agreement related to any Takeover Proposal or Offeror Takeover Proposal (as applicable) (each, a Subsequent Determination), provided that the foregoing restrictions in this Clause shall not apply in relation to any Subsequent Determination if prior to the completion of the Transaction such Board determines in good faith, after consultation with, and based upon the advice of, its outside counsel at a meeting of such Board, that the failure to make such Subsequent Determination would be in breach of the fiduciary duties of the directors of such Board or would violate the obligations of such Board under the provisions of the City Code and/or the Act and/or other applicable law or regulation and/or the rules and regulations of any applicable recognized stock exchange and on the basis that (i) a copy of the minutes of such Board meeting reflecting the Board's conclusion, shall promptly be provided to the other party and (ii) such party shall promptly (but in any event within 24 hours) notify the other of the receipt of any prospective or actual Takeover Proposal or Offeror Takeover Proposal, as the case may be, including the material terms and conditions thereof (to the extent known) (and any changes in the material terms and conditions thereof of which it becomes aware) and the identity of the person making or proposing to make such Takeover Proposal or Offeror Takeover Proposal as the case may be.

   8.5.3 If a party is in breach of Clause 8.5.1 or Clause 8.5.2, such party will pay to the other damages equal to such other's reasonable costs and expenses incurred in investigating and making the Transaction up to the date of the breach, each party agreeing such amount to be a genuine pre-estimate of damages suffered by the other. The maximum amount so payable shall not exceed the amount determined under Clause 8.5.4(1); such amount shall be paid within 5 Business Days of receipt of notice of any such breach.

   8.5.4 In consideration of the commitment of time, costs, expenses and personnel by the parties, if on or before the expiry of the Exclusivity Period any announcement is made by any third party with respect to a Takeover Proposal or Offeror Takeover Proposal (which Takeover Proposal or Offeror Takeover Proposal is made and becomes unconditional in all respects or otherwise effective), the party subject to such proposal will pay to the other, within 7 days of demand, a fee of the lesser of:

     (1) $2,290,000; and

     (2) the largest sum as would not reduce the net assets of Offeree as defined in Section 152(2) of the Act to a material extent,

provided that, if Offeree has no net assets (as so defined), no such sum shall be payable.

   8.5.5 It is agreed that the maximum aggregate amount payable by either party under the terms of Clauses 8.5 and 14 (the Maximum Liability) shall not exceed $2,290,000 or in relation to any liability of the Offeree that constitutes financial assistance for the purposes of Part V of the Act the largest amount as would not reduce the net assets of Offeree as defined in Section 152(2) of the Act to a material extent provided that, if Offeree has no net assets (as so defined), such amount shall be nil.

   8.6 Each of Offeree and Offeror shall cooperate and reasonably promptly prepare and Offeror shall file with the SEC as soon as practicable after the date hereof the Proxy Statement under the Exchange Act, and any amendment or supplement thereto, with respect to the Offeror Stockholder Approval. Offeror will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act. Offeror shall use its reasonable efforts to obtain, in a timely fashion, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. No filing of, or amendment or supplement to, the Proxy Statement will be made by Offeror or Offeree without providing the other party with a reasonable opportunity to review and comment thereon. Offeror will advise Offeree, promptly after it receives notice thereof, of the suspension of the qualification of the Consideration Stock issuable in connection with the Transaction for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

   8.7 Each of Offeree and Offeror agrees, as to itself and its Subsidiaries, and represents and warrants that none of the information to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Circular or the Proxy Statement, or any amendment or supplement thereto, will, at the date of mailing the Circular or the of Proxy Statement, as the case may be, to shareholders and at the time or times of the Court Meeting or the Special Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Date any information relating to Offeree or Offeror should be discovered by Offeree or Offeror which should be set forth in an amendment or a supplement to the Circular or the Proxy Statement, as the case may be, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other and, to the extent required by law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to shareholders.

   8.8 Offeree and Offeror shall cooperate and Offeree shall reasonably promptly prepare the Circular to be sent to Offeree shareholders in connection with the Meetings, containing (i) a notice convening the Meetings, (ii) such other information (if any) as may be required by the City Code or the Court, and (iii) such other information as Offeree reasonably determines to include therein. Each of Offeror (solely to the extent such information is provided by Offeror for inclusion therein) and Offeree agrees that the Circular and any supplements thereto and any other circulars or documents issued to shareholders, employees or debentureholders of Offeree, will contain all particulars required to comply in all material respects with all applicable United Kingdom statutory and other legal provisions (including, without limitation, the Act, the U.K. Financial Services Act 1986 (as amended) and the rules and regulations made thereunder, and the City Code) and all such information contained in such documents will be substantially in accordance with the facts and will not omit anything material likely to affect the import of such information.

   8.9 Each of Offeree and Offeror will use reasonable efforts to cause the Circular and the Proxy Statement, respectively, to be mailed to its shareholders as promptly as reasonably practicable after the date of the Announcement.

   8.10 Offeror will take all action reasonably necessary to convene the Special Meeting at which the holders of Offeror Stock shall consider the Offeror Stockholder Approval as promptly as reasonably practicable (subject to applicable law). Subject to obtaining leave from the Court to convene the Court Meeting, Offeree will take all action reasonably necessary to convene the Extraordinary General Meeting and the Court Meeting at which resolutions will be proposed to approve the Transaction (and any other related matters) as promptly as reasonably practicable (but subject to applicable law) after publication of the Proxy Statement. Offeror and Offeree shall each use reasonable efforts such that, to the extent reasonably practicable, the Meetings and the Special Meeting shall be held on the same day and as promptly as reasonably practicable (subject to applicable law) after the conditions precedent to holding such meetings have been fulfilled.

   8.11 Offeror agrees to indemnify and hold Offeree (for itself and on behalf of its directors and officers) harmless up to a maximum amount equal to the Maximum Liability from and against any and all losses, damages, liabilities, costs and expenses to which Offeree may become subject arising from Offeror's breach of Clauses 8.6, 8.7 and 8.8.

   8.12 Offeree agrees to indemnify and hold Offeror (for itself and on behalf of its directors and officers) harmless up to a maximum amount equal to the Maximum Liability from and against any and all losses, damages, liabilities, costs and expenses to which Offeror may become subject arising from Offeree's breach of Clauses 8.6, 8.7 and 8.8.

   8.13 From and after the Effective Date, for so long as the Board of Offeror determines that it is in the best interests of Offeror, Offeree's business will be included in the Biotherapeutics business unit of Offeror which will conduct target discovery, functional target validation and lead discovery and lead validation (the DDDU). The day to day management of the DDDU shall be primarily managed by the following members of management: Paul Kelly as the head of the DDDU, Jeremy Ingall as head of commercial operations of the DDDU and Patrick Kleyn as head of research and development of the DDDU. Offeror has no current plan or intention to liquidate or merge Offeree with and into Offeror or merge or combine Offeree with any other entity.

   8.14 Offeror shall take all action reasonably necessary to include two (2) new directors on its Board and shall cause the nomination and election of Michael Fitzgerald, the Chairman of Offeree, and a nominee to be selected by Mr. Fitzgerald (which nominee shall be (i) an individual who is a director of, or employed by, a publicly held biotechnology or pharmaceutical company (other than Offeree) and (ii) reasonably acceptable to Offeror) to such Board. From and after the Effective Date, for so long as such Board determines that it is in the best interest of Offeror (but for at least two years from and after the Effective Date unless otherwise consented to by directors representing 80% of the voting power on such Board), such Board shall include no more than eight
(8) directors.

   8.15 The parties intend that the Transaction shall qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code and shall use their reasonable endeavors and shall cause their respective Affiliates to use their reasonable endeavors (including by providing customary representations to counsel in the circumstances described in the second proviso to Clause 7.6) to cause the Transaction to so qualify and shall promptly notify the other if it (or its respective Affiliates) has Knowledge of facts or circumstances under which the Transaction would not so qualify. Neither Offeror nor Offeree, or any of their respective Affiliates, shall take any action, or fail to take any action, that would or would be reasonably likely to adversely affect the treatment of the Transaction as a tax-free reorganization within the meaning of
Section 368(a) of the Code.

   8.16 Subject as herein provided, when implementing the Scheme, complying with all procedures directed by the Court and conducting all hearings before the Court, Offeree shall take all reasonable steps to do so in a manner that shall preserve the availability of the exemption from registration under the Securities Act provided by Section 3(a)(10) of the Securities Act, including, without limitation:

     (a) conducting a hearing on the fairness of the Scheme to the Offeree shareholders;

     (b) advising the Court before the hearing on the fairness of the Scheme that, if the terms and conditions of the Scheme are approved, its sanctioning of the Scheme will constitute the basis for the Offeror Shares offered pursuant to the Scheme to be issued without registration under the Securities Act in reliance on the exemption from registration provided by
  Section 3(a)(10); and

     (c) providing adequate notice of the hearing and an opportunity to attend the hearing and be heard to all persons to whom Offeror Shares are proposed to be issued pursuant to the Scheme.

   8.17 Offeree shall procure that:

     (a) all non-executive directors on the Board of Offeree at the date of this Agreement shall resign from the Board of Offeree, such resignations to take effect after the Scheme becomes effective and in accordance with the directors' contractual entitlements.

     (b) Messrs. Kelly, Ingall and Kleyn from the Offeree, and Andreas Braun, Charles R. Cantor, Delbert F. Foit, Antonius Schuh and Stephen L. Zaniboni shall constitute the Board of Offeree, with effect from and after the Effective Time for so long as the Board of Offeror determines that the Board of Offeree shall be so constituted.

   8.18 During the Pre-Closing Period, each party, subject to applicable laws and regulations (including antitrust laws and regulations), shall (i) provide the other party and its Representatives with reasonable access to its personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to it and any of its Affiliates (other than Trade Secrets); and (ii) provide the other party and its Representatives with such copies of the existing books, records, tax returns, work papers and other documents and information relating to it and any of its Affiliates (other than Trade Secrets as defined in Appendix III, Part 1, Section 1.11), and with such additional financial, operating and other data and information regarding it and any of its Affiliates, as the other party may reasonably request; provided that no investigation pursuant to this Clause 8.17 shall affect or be deemed to modify any representation or warranty made by such party hereunder and provided, further, that the foregoing shall not require either party to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality. All requests for information made pursuant to this Clause shall be directed to a senior executive officer of the relevant party or such person as may be designated by such officers. All such information shall be governed by the terms of the confidentiality agreement entered into by the parties, including all such information disclosed in the Offeree Disclosure Schedule and the Offeror Disclosure Schedule.

   8.19 Offeror shall use its reasonable endeavors to obtain, prior to the Meetings, any consents required (including, without limitation, the consents required under Section 11 of the Amended and Registration Rights Agreement, dated as of December 21, 1998 (the Registration Rights Agreement, by and among Offeror and the other parties thereto, or any other registration rights agreement) in order to execute and deliver the New Registration Rights Agreement and perform its obligations thereunder, including, without limitation, the granting of certain registration rights to Michael Fitzgerald, Genelinks Holdings Ltd., Raddison Trustee Ltd. and Cloverleaf Holdings Limited.

   8.20 During the Pre-Closing Period, Offeree agrees that, except with respect to a Takeover Proposal or Offeror Takeover Proposal, neither Offeree nor any member of Offeree Group will enter into any agreement (oral, written or otherwise) with any investment bank, financial advisor or other similar entity whatsoever, without Offeror's prior written consent, which consent shall not be unreasonably withheld.

   9. Announcement

   9.1 Offeree and Offeror agree that the Announcement shall be released at or about 07.00 hours (New York time) on the Announcement Date and that a copy will be delivered to the Panel at or about that time.

   9.2 During the Exclusivity Period, Offeree and Offeror shall, subject to the requirements of law or any regulatory body or the rules, regulations or requirements of any recognized stock exchange or the City Code or the Panel, consult together as to the terms of, the timetable for and manner of publication of, any formal announcement, circular or publication to shareholders, employees, customers, suppliers, distributors and sub-contractors and to any recognized stock exchange or other authorities or to the media or otherwise which either may desire or be obliged to make regarding this Agreement or any matter referred to herein. Any other communication which Offeree or Offeror may make concerning such matters shall, subject to the requirements of law or any regulatory body or such rules, regulations or requirements, be consistent with any such formal announcement or circular as aforesaid.

   10. Assignment

   This Agreement is personal to the parties to it and may not be assigned in whole or in part.
   11. Variation

   No variation of this Agreement shall be effective unless in writing and signed by or on behalf of Offeree and by Offeror.

   12. Time of the Essence

   Any time, date or period referred to in any provision of this Agreement may be extended by mutual agreement between Offeree and Offeror but as regards any time, date or period originally fixed or any time, date or period so extended time shall be of the essence.

   13. Costs

   Save as provided in this Agreement, each party shall bear all legal, accountancy and other costs and expenses incurred by it in connection with this Agreement and the implementation of the Scheme and the Transaction. Neither the Offeror nor any Affiliate of Offeror shall pay any costs or expenses of any Offeree shareholder incurred in connection with this Agreement, the implementation of the Scheme or the Transaction or otherwise.

   14. Termination: Termination Fee

   14.1 Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated as follows:

   14.1.1 by the mutual written consent of Offeror and Offeree; or

   14.1.2 by either Offeror or Offeree, by written notice, if the Effective Date shall not have occurred on or before 30 November 2001 and the party seeking to terminate this Agreement pursuant to this Clause 14.1.2 shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Transaction on or before such date;

   14.1.3

     (1) by either Offeror or Offeree, by written notice, if the Board of the other party (through its own action or through any agency, or otherwise) shall have made a Subsequent Determination; or

     (2) by either Offeree or Offeror, by written notice, if the Board of such party (through its own action or through any agency, or otherwise) shall have made a Subsequent Determination in material compliance with Clause 8.5 hereof; or

     (3) by either Offeree or Offeror, by written notice, if upon a vote at a duly held meeting of the shareholders of the other or any adjournment thereof, a resolution required to be approved at such meeting for the purposes of the Transaction shall be proposed and not approved by the requisite majority; or

     (4) subject in all cases to compliance with the City Code and the requirements of the Panel, by either Offeror or Offeree, by written notice, if any of the Conditions shall cease to be capable of being satisfied for any reason provided that notice in writing of an intention to terminate this Agreement pursuant to this provision giving details of the relevant Condition and such reason shall be given to any party entitled to waive satisfaction thereof whereupon such party shall be entitled within 14 days of such notification to confirm its waiver of satisfaction of the relevant Condition by reference to such reason, save that if the breach of such condition is capable of remedy, such party shall be entitled to reserve its rights in respect thereof and the other shall not be entitled to terminate this Agreement by reason thereof;

   14.1.4 by either Offeror or Offeree if there shall have been a breach by the other of the obligations referred to in Clause 2 with respect to any of the Conditions, which if not cured would cause the Conditions not to be satisfied, and such breach shall not have been cured within 15 days after notice thereof shall have been received by the party alleged to be in breach, subject in all cases to compliance with the City Code and the requirements of the Panel.

   14.1.5 by either Offeror or Offeree if there shall have been breach by the other of the obligations referred to in Clause 8.5, by Offeree if there shall have been a breach by Offeror of the provisions of Clause 8.15 and by Offeror if there shall have been a breach by Offeree of the provisions of Clause 8.16 and, in each such case, such breach shall not have been cured within 15 days after notice thereof shall have been received by the party alleged to be in breach, subject in all cases to compliance with the City Code and the requirements of the Panel.

   If this Agreement is terminated pursuant to this Clause 14.1, this Agreement shall terminate (except for Clauses 8.5.5, 8.11, 8.12, 9.2, 10, 11, 13, 14, 15,
16 and 17), and there shall be no other liability on the part of Offeree (on the one hand) and Offeror (on the other hand) to the other. None of the representations and warranties set forth in Appendix III of this Agreement shall survive the Effective Time or the termination of this Agreement.

   14.2 Subject to the provisions of this Agreement which are expressly provided to survive termination, if this Agreement is terminated by (a) either party pursuant to Clauses 14.1.3(1) or 14.1.4, the other party shall pay to the first party a fee equal to the Maximum Liability in cash or (b) by either party pursuant to Clause 14.1.3(2), the terminating party shall pay to the other party a fee equal to the Maximum Liability in cash, such payment in each case to be made promptly, but in no event later than the fifth Business Day following such termination pursuant to Clauses 14.1.3(1), 14.1.3(2) or 14.1.4 as the case may be less any payment previously made under Clause 8.5.

   15. Notices

   15.1 Any notice or other communication requiring to be given or served under or in connection with this Agreement shall be in writing and may be delivered by hand or by courier or sent by fax or by post to the party to be served at its address stated in this Agreement or at such other address as it may have notified to the other parties in accordance with this Clause 15.1. Any notice or other document sent by post shall be sent by registered airmail, return receipt requested (or any substantially equivalent service).

   15.2 Any notice or document delivered or sent in accordance with Clause 15.1 shall be deemed to have been served:

   15.2.1 if delivered by hand or by courier or by registered airmail post, at the time of delivery; or

   15.2.2 if sent by fax, at 10.00 am (local time at the destination) on the Business Day at the destination after its transmission has been confirmed.

   16. Miscellaneous

   16.1 If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

   16.2 If a party defaults in the payment when due of any sum payable under this Agreement, it's liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment at a rate per annum of 2% above the base lending rate from time to time of Barclays Bank PLC. Such interest shall accrue from day to day and shall be included within the maximum amount determined under Clause 8.5.4.

   16.3 The parties shall cooperate with each other and use (and shall cause their respective Affiliates to use) all reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable laws to consummate and make effective the Transaction and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports, applications and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Transaction or any of the other transactions contemplated by this Agreement.

   16.4 This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

   16.5 This Agreement (including any Appendices hereto), the Offeree Disclosure Schedule, the Offeror Disclosure Schedule, and the Confidentiality Agreement, dated as of April 10, 2001, between the parties hereto, constitute the entire agreement, and supersede and extinguish all other prior agreements, draft agreements, undertakings, representations, warranties, promises, assurances, understandings or arrangements of any nature whatsoever (both oral and written), with respect to the subject matter hereof.

   17. Governing Law

   17.1 This Agreement shall be governed by and construed in accordance with the laws of England. Each party irrevocably agrees that the courts of England are to have non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

   17.2 Each party irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum. This Clause 17.2 is for the benefit of each party and shall not limit its rights to take proceedings in any other court of competent jurisdiction.

   18. Third Party Rights

   No person other than a party to this Agreement may enforce this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise.

IN WITNESS whereof this Agreement has been duly executed on the date first mentioned on page 1.

            /s/ Toni Schuh, Ph.D.
SIGNED by -------------------------
on behalf of
Sequenom, Inc.

             /s/ Paul Kelly
SIGNED by -----------------------
on behalf of
Gemini Genomics PLC

                                   APPENDIX I

   1. Timetable.

                                 PROJECT COLOUR
--------------------------------------------------------------------------------
                               Summary Timetable

                        (All dates are indicative only.)

          May 2001                     June 2001                   July 2001

  S    M   T   W  Th   F   S   S   M   T   W  Th   F   S   S   M   T   W  Th   F   S
           1   2   3   4   5                       1   2   1   2   3   4   5   6   7
  6    7   8   9  10  11  12   3   4   5   6   7   8   9   8   9  10  11  12  13  14
 13   14  15  16  17  18  19  10  11  12  13  14  15  16  15  16  17  18  19  20  21
 20   21  22  23  24  25  26  17  18  19  20  21  22  23  22  23  24  25  26  27  28
 27   28  29  30  31          24  25  26  27  28  29  30  29  30  31


  Week    Date           UK Action                       US Action
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
  Week 1  May 29         Merger agreement signed and     Merger Agreement signed and
                         announced                       announced
----------------------------------------------------------------------------------------
  Week    As soon as                                     First filing with the SEC
          reasonably
          practicable
----------------------------------------------------------------------------------------
  Week    June 27                                        SEC comments/confirmation of no
          Thereafter ("S                                 review
          Day")
----------------------------------------------------------------------------------------
  Week    June 29        File Claim Form with court to
          S Day + up to  commence UK court process
          7
----------------------------------------------------------------------------------------
  Week    July 6         Hearing of Leave to Convene
          S Day + up to  court meeting
          28
----------------------------------------------------------------------------------------
  Week    July 16        Finalise Scheme Document post   Finalise and post Proxy
          As soon as     final SEC comments and post     Statement and Circular
          reasonably     Scheme Document
          practicable
          thereafter ("D
          Day")

                                 PROJECT COLOUR
--------------------------------------------------------------------------------
                               Summary Timetable
                                  (continued)

                        (All dates are indicative only.)

         August 2001                September 2001               October 2001

  S    M   T   W  Th   F   S   S   M   T   W  Th   F   S   S   M   T   W  Th   F   S
               1   2   3   4  30                       1       1   2   3   4   5   6
  5    6   7   8   9  10  11   2   3   4   5   6   7   8   7   8   9  10  11  12  13
 12   13  14  15  16  17  18   9  10  11  12  13  14  15  14  15  16  17  18  19  20
 19   20  21  22  23  24  25  16  17  18  19  20  21  22  21  22  23  24  25  26  27
 26   27  28  29  30  31      23  24  25  26  27  28  29  28  29  30  31


  Week   Date           UK Action                       US Action
---------------------------------------------------------------------------------------
  Week   August 16      UK EGM and court meeting        US Shareholder Meeting (assumed
         D Day +        (additional time to cover ADR   to be 30 days period between
         required       distribution and response)      posting of the proxy Statement
         notice periods                                 and the shareholder meeting)
         Thereafter     Lodge court documents for
                        hearing of Application Notice
---------------------------------------------------------------------------------------
  Week   September 10   Petition hearing
         As soon as
         reasonably
         practicable
         thereafter
---------------------------------------------------------------------------------------
         September 12   Final Court Order registered
         As soon as     with Companies Registrar
         reasonably
         practicable    Scheme effective
         thereafter


   The specific dates shown above are indicative only, being dependent on the timing of responses from the SEC, court availability and other logistical issues to which the process will be subject that are outside the control of the parties.

   2. Announcement.

   3. Undertakings of the directors of Offeree.

   4. Warrant Variance

                                  APPENDIX II

                             SHARE OPTION PROPOSAL

   The Scheme will extend to Offeree Shares issued upon exercise of options under the Employee Share Option Schemes where the Offeree Shares are in issue at or prior to the close of business on the Business Day before the date of the Final Court Order. The Scheme will not extend to Offeree Shares issued on exercise of options under the Employee Share Option Schemes after that time. Options under the Employee Share Option Schemes will become exercisable for a limited period after the Final Court Order. It is proposed that the Articles of Association of Offeree will be amended so that Offeree Shares issued after that time to any person other than Offeror or its nominee will be exchanged for Offeror Stock on the same terms as provided for in the Scheme. As a result, any person exercising options under the Employee Share Option Schemes in respect of Offeree Shares after that time, whether as a result of the those options becoming exercisable because the Court sanctions the Scheme or otherwise, will receive Offeror Stock in place of those Offeree Shares on the same terms as provided in the Scheme.

   Offeror intends to offer optionholders under the Employee Share Option Schemes the opportunity to elect to replace their existing unexercised options with equivalent options over shares of Offeror Stock either under the exchange of options terms of the Employee Share Option Schemes or, where no such terms are provided, on a similar basis. The number of shares of Offeror Stock over which option holders who make such an election will receive a replacement option will be calculated by multiplying the Exchange Proportion of a share of Offeror Stock by the number of Offeree Shares to which the replaced option related, rounding to the nearest whole number of shares of Offeror Stock after aggregating fractions. (For options under the UK Inland Revenue Approved Share Option Scheme of Offeree, the number of shares over which option holders will receive a replacement option and the exercise price for those options will be determined by agreement with the UK Inland Revenue. The terms applicable to such options are expected to be substantially similar to those applicable to other options under these arrangements). The exercise price of each replacement option will be calculated by applying the Exchange Proportion accordingly by reference to the exercise price of the replaced option. The directors of Offeree who hold options under the Offeree Share Option Schemes have undertaken to elect to replace their existing options under these proposals.

   Holders of options under the Employee Share Option Schemes will be notified in due course about the effect of the Scheme on their options and of any proposals which may made by Offeror in respect of their options.

                                  APPENDIX III

                         REPRESENTATIONS AND WARRANTIES

                                     PART 1

                   REPRESENTATIONS AND WARRANTIES OF OFFEREE

   Except as disclosed with appropriate Section references in a document dated as of the date of this Agreement and delivered by Offeree to Offeror prior to the execution and delivery of this Agreement (the "Offeree Disclosure Schedule"), each of which exceptions shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding Section reference and any other representation or warranty to which the relevance of any such exception is reasonably apparent, and in order to induce Offeror to enter into and perform this Agreement and the other agreements and certificates that are required to be completed and executed pursuant to this Agreement, Offeree represents and warrants to Offeror as follows in this Part 1:

   Section 1.1 Organization; Subsidiaries.

     (a) Offeree and each Subsidiary of Offeree (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate or other power and authority and all necessary government approvals to own, lease and operate its assets and property and to carry on its business as now being conducted, and (iii) is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.

     (b) A true and complete list of all the Subsidiaries of Offeree is set forth in Section 1.1(b) of the Offeree Disclosure Schedule. Offeree is the owner of all outstanding shares of capital stock of each Subsidiary of Offeree and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of Offeree are owned by Offeree free and clear of all Encumbrances. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Subsidiary of Offeree, or otherwise obligating Offeree or any Subsidiary of Offeree to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

     (c) Neither Offeree nor any Subsidiary of Offeree directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than the Subsidiaries of Offeree).

   Section 1.2 Memorandum of Association and Articles of Association. Offeree has delivered or otherwise made available to Offeror a true and correct copy of the Memorandum of Association, Articles of Association and other charter documents, as applicable, of Offeree and each Subsidiary of Offeree, each as amended to date and as currently in force full and effect. Neither Offeree nor any Subsidiary of Offeree is in violation of any of the provisions of its Memorandum of Association, Articles of Association or equivalent organizational documents.

   Section 1.3 Capital Structure.

     (a) The share capital of Offeree is (Pounds)6,000,000, comprised of 120,000,000 Offeree Shares, of which 64,742,260 shares were issued as of the date of this Agreement. As of the date of this Agreement, other than the Warrants, there are no other outstanding shares of capital stock or voting securities of Offeree and no outstanding commitments to issue any shares or voting securities of Offeree other than pursuant to the exercise of options outstanding as of the date hereof under the Offeree Employee Share Option Schemes.

     (b) All outstanding Offeree Shares are duly authorized, validly issued, fully paid and nonassessable and are free of any Encumbrances other than any Encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Memorandum of Association or the Articles of Association of Offeree or any agreement to which Offeree is a party or by which it is bound. All outstanding Offeree Shares were issued in compliance with all applicable laws.

     (c) As of the date of this Agreement, Offeree had issued (on a post-split basis) an aggregate of 3,905,420 options to purchase Offeree Shares and 2,063,043 options to purchase Offeree ADSs pursuant to the Share Option Plan of Offeree, Parts A and B, the Savings Related Share Option Scheme of Offeree, the International Executive Share Option Plan of Offeree and individual option deeds, of which 3,653,980 and 2,041,556 are outstanding, respectively. Section 1.3 of the Offeree Disclosure Schedule sets forth, as of the date of this Agreement, the number of outstanding options to acquire Offeree Shares pursuant to the Offeree Employee Share Option Schemes and the applicable exercise prices. Section 1.3 of the Offeree Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all holders of outstanding options under each of the Offeree Employee Share Option Schemes, including the number of Offeree Shares subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Effective Date, Offeree shall deliver to Offeror an updated Section 1.3 of the Offeree Disclosure Schedule that contains information of the type referred to in the preceding sentence that is current as of a date as close to the Effective Date as is reasonably practicable. All outstanding options to purchase Offeree Shares have been duly authorized by the Offeree Board or a committee thereof, are validly issued, and were issued in compliance with all applicable securities laws.

     (d) Offeree has not taken any action that would result in the accelerated vesting, exercisability or payment of any options to purchase Offeree Shares as a consequence of the execution of, or consummation of the transactions contemplated by, this Agreement.

     (e) Except (i) for the rights created pursuant to this Agreement, (ii) for or with respect to rights granted under the Offeree Employee Share Option Schemes, (iii) as set forth in this Section 1.3, as of the date of this Agreement, other than the Warrants, there are no options, warrants, calls, rights, commitments, agreements or arrangements of any character to which Offeree or any Subsidiary of Offeree is a party or by which Offeree or any Subsidiary of Offeree is bound relating to the issued or unissued capital stock of Offeree or any Subsidiary of Offeree or obligating Offeree or any Subsidiary of Offeree to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Offeree or any Subsidiary of Offeree or obliging Offeree or any Subsidiary of Offeree to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

     (f) Except as set forth on Section 1.3(f) of the Offeree Disclosure Schedule, as of the date of this Agreement, there are no contracts, commitments or agreements relating to rights of refusal, co-sale rights or registration rights granted by Offeree with respect to any Offeree Shares.

     (g) As of the date of this Agreement, there are no contracts, commitments or agreements relating to voting of Offeree Shares (i) between or among Offeree and any of the Offeree Shareholders and (ii) to the Knowledge of Offeree, between or among any of the Offeree Shareholders. True and complete copies of all Offeree Employee Share Option Schemes and forms of stock option agreements thereunder have been made available to Offeror and such Offeree Employee Share Option Schemes and agreements have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such Offeree Employee Share Option Schemes and agreements in any case from the form made available to Offeror.

   Section 1.4 Authority and Enforceability. Offeree has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Transaction, to the approval of the Transaction (and related resolutions) by the Offeree Shareholders. The execution and delivery of this Agreement and the consummation by Offeree of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Offeree, subject only to the approval of the Transaction (and related resolutions) by the Offeree Shareholders. The affirmative vote of the holders of a majority in number representing three-fourths in value of the Offeree Shares present and voting, either in person or by proxy at the Court Meeting and the affirmative vote of the Offeree Shareholders required to pass any resolutions required to implement the Transaction and to amend the Articles of Association of Offeree in connection therewith at the Extraordinary General Meeting, are the only votes of the holders of any of Offeree's capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby. This Agreement has been duly executed and delivered by Offeree and, assuming due authorization, execution and delivery by Offeror, constitutes the valid and binding obligation of Offeree enforceable against Offeree in accordance with its terms, except as enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (b) the exercise by courts of equity powers (regardless of whether enforceability is considered in a proceeding at law or in equity).

   Section 1.5 No Conflicts; Required Filings and Consents.

     (a) The execution and delivery of this Agreement by Offeree does not, and the consummation by Offeree of the transactions contemplated hereby will not, conflict with, or result in a violation of, any provision of the Memorandum of Association or Articles of Association of Offeree or any Subsidiary of Offeree, as amended to date and as currently in full force and effect. The execution and delivery of this Agreement by Offeree does not, and the consummation by Offeree of the transactions contemplated hereby will not, conflict with, or result in a material violation of, or material default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, any material mortgage, indenture, lease, contract or other material agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Offeree or any Subsidiary of Offeree or any of their properties or assets. Section 1.5 of the Offeree Disclosure Schedule lists all consents, waivers and approvals under any of Offeree's or any of its Subsidiaries' material agreements, contracts, licenses, leases or other obligations in effect as of the date of this Agreement required to be obtained in connection with the consummation of the transactions contemplated hereby.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("Governmental Entity"), is required to be obtained or made, at or prior to the Effective Date, by or with respect to Offeree or any Subsidiary of Offeree in connection with the execution and delivery of this Agreement by Offeree or the consummation by Offeree of the transactions contemplated hereby, except for (i) the Final Court Order, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under Exchange Act, the Securities Act, applicable state securities laws and the securities (or related) laws of any foreign country, (iii) such filings as may be required under the rules and regulations of NASDAQ, (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any non-U.S. competition laws and (v) such filings as may be required pursuant to the City Code, the Registrar of Companies and the Companies Court.

   Section 1.6 SEC Filings; Offeree Consolidated Financial Statements.

     (a) The Registration Statement on Form F-1 filed by Offeree with the SEC on July 20, 2000 (the "Form F-1") and each registration statement, report and accounts, proxy statement or information statement prepared by it or its Subsidiaries, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC thereafter (collectively, including any such reports filed subsequent to the date hereof, the "Offeree Reports") did not, and any Offeree Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading; provided, that Offeree makes no representation or warranty with respect to any information with respect to Offeror provided to it by Offeror in writing for inclusion in any Offeree Report filed after the date of this Agreement. As of their respective dates, the Offeree Reports (i) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations thereunder, (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) did not at the time they were filed, or will not at the time they are filed, omit any documents required to be filed as exhibits thereto.

     (b) No Subsidiary of Offeree is required to file any form, report or other document with the SEC.

     (c) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Offeree Reports (collectively, the "Offeree Financials") was or will be prepared in accordance with the United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented or will fairly present the consolidated financial position, results of operations and cash flows of Offeree and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein in accordance with GAAP (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments and the absence of certain footnote disclosures in accordance with GAAP).

   Section 1.7 Absence of Undisclosed Liabilities. Except as disclosed in the Offeree Reports filed prior to the date of this Agreement, neither Offeree nor any Subsidiary had at March 31, 2001 or between that date and the date hereof has incurred, any obligations or liabilities of any nature (matured or un-matured, fixed or contingent) other than those (a) set forth or adequately provided for in the Balance Sheet as at March 31, 2001 (including the notes thereto, the "Offeree Balance Sheet"), (b) not required to be set forth in the Offeree Balance Sheet under GAAP, (c) incurred in the ordinary course of business since the date of the Offeree Balance Sheet and consistent with past practice, and (d) incurred in connection with the execution of this Agreement.

   Section 1.8 Absence of Certain Changes. Except as contemplated by this Agreement or as disclosed in the Offeree Reports filed prior to the date of this Agreement, between March 31, 2001 (the "Offeree Balance Sheet Date") and the date of this Agreement, there has not been, occurred or arisen any of the events specified in Conditions 3(a), (c), (e), (f) or (g) in relation to Offeree or any member of the Offeree Group.

   Section 1.9 Litigation. Except as disclosed in the Offeree Reports filed prior to the date of this Agreement, there is no private or governmental action, suit, proceeding or arbitration (or to the Knowledge of Offeree a governmental investigation) pending before any agency, court or tribunal, foreign or domestic, or, to the Knowledge of Offeree, threatened, against Offeree or any Subsidiary of Offeree or any of their respective properties or any of their respective officers or directors (in their capacities as such) which would reasonably be expected to result in an injunction or damages payable by Offeree or any Subsidiary of Offeree in excess of $100,000. There is no judgment, decree or order against Offeree or any Subsidiary of Offeree or any of their respective directors or officers (in their capacities as such) that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

   Section 1.10 Property.

     (a) Offeree and each Subsidiary of Offeree has good and marketable title to all of its respective material real and personal property reflected in the Offeree Balance Sheet or acquired after the Offeree Balance Sheet Date (except real and personal property sold or otherwise disposed of since the Offeree Balance Sheet Date in the ordinary course of business), or with respect to leased real or personal property, valid leasehold interests in such leased real or personal property, free and clear of all Encumbrances, except (i) Encumbrances related to current taxes not yet due and payable,
  (ii) such imperfections of title,

  Encumbrances and easements as do not and will not detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) Encumbrances securing debt that is reflected on the Offeree Balance Sheet. The plants, property and equipment of Offeree and its Subsidiaries that are used in the operations of their businesses are in good operating condition and repair. All properties used in the operations of Offeree and its Subsidiaries are reflected in the Offeree Balance Sheet to the extent GAAP require the same to be reflected. Section 1.10(a) of the Offeree Disclosure Schedule sets forth a true, correct and complete list of all real property owned or leased by Offeree and by each Subsidiary of Offeree. Such leases are in good standing and are valid and effective in accordance with their respective terms (except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers), and there is not under any such leases any existing material default or material event of default (or event that with notice or lapse of time, or both, would constitute a material default).

     (b) All material equipment owned or leased by Offeree and its Subsidiaries is, taken as a whole, (i) adequate for the conduct of Offeree's business, consistent with its past practice, and (ii) in good operating condition (except for ordinary wear and tear).

   Section 1.11 Intellectual Property.

     (a) Section 1.11 of the Offeree Disclosure Schedule lists (i) all patents and patent applications, all applications for trademarks, trade names and service marks, and all material registered trademarks, trade names, service marks, and copyrights that are owned or purported to be owned by Offeree or any Subsidiary of Offeree, and such list specifies, as applicable, the jurisdictions by or in which each such patent, trademark, trade name, service mark or copyright has been issued or registered or in which any application for such issuance and registration has been filed,
  (ii) all material licenses, sub-licenses and other agreements as to which Offeree or any Subsidiary of Offeree is a party and pursuant to which any person is authorized to use any Offeree Intellectual Property, and (iii) all material licenses, sub-licenses and other agreements to which Offeree or any Subsidiary of Offeree is a party and pursuant to which Offeree or any Subsidiary of Offeree is authorized to use any third-party Intellectual Property that is included in the Offeree Intellectual Property (third-party Intellectual Property included in the Offeree Intellectual Property being referred to in this Agreement as "Offeree Third-Party Intellectual Property Rights"). All agreements described in Section 1.11 of the Offeree Disclosure Schedule as they relate to Sections 1.11(a)(ii) and (iii) are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity), and to Offeree's Knowledge, neither the Offeree nor any Subsidiary of Offeree and no third party is in material breach of any such agreement described in Section 1.11 of the Offeree Disclosure Schedule. For purposes of this Section 1.11, "Intellectual Property" means all United States, state and foreign intellectual property, including, but not limited to all (1) patents, inventions, discoveries, processes and designs; copyrights and works of authorship in any media; trademarks, service marks, domain names, trade names, trade dress and other source indicators; trade secrets, ideas, algorithms, samples, media and/or cell lines, formulae, processes, data, database rights, computer software applications (in both source code and object code form) and other confidential or proprietary information, as more fully described in Schedule 1.11 (the "Trade Secrets"); (2) registrations, applications and recordings related thereto; (3) rights to obtain renewals, extensions, continuations or similar legal protections related thereto; and (4) rights to bring an action at law or in equity for the infringement or other impairment thereof. "Offeree Intellectual Property" means the Intellectual Property that is material to the business of Offeree or any Subsidiary of Offeree as currently conducted by Offeree or any Subsidiary of Offeree.

     (b) To the Knowledge of Offeree and except as otherwise set forth in
  Section 1.11 of the Offeree Disclosure Schedule, Offeree and each of its Subsidiaries own all right, title and interest in and to (free and clear of any Encumbrances other than Encumbrances related to taxes not yet due and payable), or are licensed to use, or otherwise possess legally enforceable rights in the Offeree Intellectual Property, subject only to the license agreements to which Offeree is a party and pursuant to which Offeree licenses others to use any such Offeree Intellectual Property as set forth in Schedule 1.11 of the Offeree Disclosure Schedule.

     (c) To the Knowledge of Offeree and except as otherwise set forth in
  Section 1.11 of the Offeree Disclosure Schedule, there is no unauthorized use, disclosure, infringement or misappropriation of any Offeree Intellectual Property rights, by any third party, including any employee or former employee of Offeree or any Subsidiary of Offeree. To the Knowledge of Offeree, except as otherwise set forth in Section 1.11 of the Offeree Disclosure Schedule, neither Offeree nor any Subsidiary of Offeree has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or agreements for the sale, license or distribution of any Offeree Intellectual Property or products containing Offeree Intellectual Property arising in the ordinary course of business.

     (d) The execution and delivery of this Agreement by Offeree and the consummation by Offeree of the transactions contemplated hereby will not, except as disclosed in Section 1.11 of the Offeree Disclosure Schedule with respect to third party consents, cause Offeree or any Subsidiary of Offeree to breach any material license, sub-license or other agreement relating to the Offeree Intellectual Property, and will not entitle any other party to any such license, sub-license or agreement to terminate or modify such license, sub-license or agreement.

     (e) All issued patents and registered trademarks, service marks and copyrights held by Offeree or any Subsidiary of Offeree are valid and subsisting and there is no assertion or pending claim challenging the validity or effectiveness of any Offeree Intellectual Property, and to the Knowledge of Offeree, no such challenge is being threatened. Neither Offeree nor any of its Subsidiaries is a party to any suit, action or proceeding that involves a claim against Offeree or any of its Subsidiaries of infringement or violation of any Intellectual Property of any third party, nor, to the Knowledge of Offeree, is any such suit, action or proceeding being threatened against Offeree or any of its Subsidiaries. To the Knowledge of Offeree, the conduct of the business of Offeree and each Subsidiary of Offeree as such business is described in Offeree's latest Offeree Report filed prior to the date of this Agreement does not conflict with or infringe, and no one has asserted to Offeree that such conduct of the business conflicts with or infringes any Intellectual Property rights of any third party. To the Knowledge of Offeree, there are no facts or alleged facts which would reasonably serve as a basis for any claim that Offeree or any Subsidiary of Offeree does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Offeree Intellectual Property rights in the development, manufacture, sale, licensing, use or provision of any material products or services of Offeree or any Subsidiary of Offeree as presently being developed, manufactured, sold, licensed or used in the business of Offeree as such business is described in Offeree's latest Offeree Report filed prior to the date of this Agreement. Neither Offeree nor any Subsidiary of Offeree nor any licensor of Offeree or any Subsidiary of Offeree is bringing any action, suit or proceeding for infringement of Offeree Intellectual Property or breach of any license or agreement involving Offeree Intellectual Property against any third party. There are no pending or threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor included in the Offeree Intellectual Property, except such as may have been commenced by Offeree or any Subsidiary of Offeree as disclosed in Section 1.11 of the Offeree Disclosure Schedule.

     (f) Each Offeree Participating Developer (as defined below) has signed an employment and confidentiality agreement, including an intellectual property assignment, transferring to Offeree or any Subsidiary of Offeree any and all right, title and interest that the named Offeree Participating Developer may have or acquire in and to the Offeree Intellectual Property. "Offeree Participating Developer" means any employee of Offeree or a Subsidiary of Offeree who contributed and/or is contributing to the creation or development of Offeree Intellectual Property. Offeree has made available to Offeror the standard form of such employment and confidentiality agreement used by Offeree and its Subsidiaries with Offeree

  Participating Developers, and any employment and confidentiality agreement entered into by Offeree or any of its Subsidiaries with any Offeree Participating Developer that differs from the standard form of such agreement in any material way. No Offeree Participating Developer has any right, claim or interest in or with respect to any Offeree Intellectual Property.

     (g) Offeree has taken all commercially reasonable steps to protect and preserve the confidentiality of all Trade Secrets and has taken all measures it deems reasonable and appropriate to protect and preserve the confidentiality of all other Offeree Intellectual Property not otherwise protected by patents, patent applications or copyright ("Offeree Confidential Information"). Each of Offeree and its Subsidiaries has a policy requiring each employee to execute an employment and confidentiality agreement substantially in Offeree's standard form. Each employee of Offeree or any of its Subsidiaries has signed an employment and confidentiality agreement with Offeree or its Subsidiaries.

   Section 1.12 Environmental Matters.

     (a) Except as set forth in Section 1.12 of the Offeree Disclosure Schedule, (i) Offeree and its Subsidiaries have complied in all material respects with all applicable Environmental Laws; (ii) to the Knowledge of Offeree, the properties currently owned, leased or operated by Offeree and its Subsidiaries (including soils, and land under and/or around any building or other structure, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substance which is likely to result in any material liability; (iii) to the Knowledge of Offeree, neither Offeree nor any of its Subsidiaries is subject to material liability for any Hazardous Substance disposal or contamination on any property owned, leased or operated or formerly owned, leased or operated by Offeree or any of its Subsidiaries or on any third party property or as a result of any Hazardous Substance having been transported from any of the properties owned or operated or formerly owned and operated by Offeree or any of its Subsidiaries; (iv) to the Knowledge of Offeree, neither Offeree nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information from a Governmental Entity indicating that Offeree or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (v) neither Offeree nor any of its Subsidiaries is subject to any material orders, decrees, injunctions or other arrangements with any Governmental Entity or any material indemnity or other agreement with any third party relating to any material liability in relation to] Environmental Law or Hazardous Substances.

     (b) As used herein, the term "Environmental Law" means any Law relating to: (i) the protection, investigation or restoration of the environment, health and safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or
  (iii) noise, odor, wetlands, pollution or contamination to persons or property.

     (c) As used herein, the term "Hazardous Substance" means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which may be the subject of regulatory action by any Government Authority pursuant to any Environmental Law.

   Section 1.13 Taxes; Tax Treatment of Transaction.

     (a) Except as would not, individually or in the aggregate, have a material adverse effect on Offeree, (i) all Offeree Tax Returns required to be filed with any Taxing Authority by, or with respect to, Offeree and its Subsidiaries have been filed in accordance with all applicable laws; (ii) Offeree and its Subsidiaries have timely paid all Taxes shown to be due on such returns, (iii) all net operating losses and all net operating carry forwards shown on the Tax Returns of Offeree and its subsidiaries are true and correct in all material respects, and (iv) as of the date or time of filing, the Offeree Tax Returns filed were true, correct and complete in all material respects; (v) Offeree and its Subsidiaries have made an adequate provision (determined in accordance with GAAP) for all Taxes payable by Offeree and its Subsidiaries for which no Offeree Tax Return has yet been filed; (vi) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to Offeree or any of its Subsidiaries in respect of any Tax

  (other than Taxes which are being contested in good faith and for which adequate reserves (determined in accordance with GAAP) are reflected on the Offeree Balance Sheet); (vii) no waiver or extension of any statute of limitations is in effect with respect to any Tax Return of Offeree or any of its Subsidiaries; and (viii) to the best of Offeree's Knowledge and belief, neither Offeree nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person. Offeree has made available to Offeror accurate and complete copies of all material Offeree Tax Returns for the years ending March 31, 1998, 1999 and 2000.

     (b) None of the Offeree, or any of its Affiliates, has taken any action or knows of any fact, arrangement, agreement, plan or other circumstance that would be reasonably likely to prevent the Transaction from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code.

     (c) As used in this Agreement, (i) the term "Tax" shall mean, with respect to any person, (a) all taxes, domestic or foreign, including without limitation any income (net, gross or other, including recapture of any tax items such as investment tax credits), alternative or add-on minimum tax, gross income, gross receipts, gains, sales, use, leasing, lease, user, ad valorem, transfer, recording, franchise, profits, property (real or personal, tangible or intangible), fuel, license, withholding on amounts paid to or by such Person, payroll, employment, unemployment, social security, excise, severance, stamp, occupation, premium, environmental or windfall profit tax, custom, duty, value added or other tax, or other like assessment or charge of any kind whatsoever, together with any interest, levies, assessments, charges, penalties, additions to tax or additional amounts imposed by any Taxing Authority, (b) any joint or several liability of such Person with any other Person for the payment of any amounts of the type described in (a) of this definition, and (c) any liability of such Person for the payment of any amounts of the type described in (a) as a result of any express or implied obligation to indemnify any other Person; (ii) the term "Tax Return(s)" shall mean all returns, consolidated or otherwise, report or statement (including without limitation informational returns), required to be filed with any Taxing Authority; and (iii) the term "Taxing Authority" shall mean any authority of competent jurisdiction responsible for the imposition of any Tax.

   Section 1.14 Employee Benefit Plans.

     (a) Section 1.14 of the Offeree Disclosure Schedule contains a true and complete list of each (i) deferred compensation and each incentive compensation, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or any similar welfare benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific titles or subtitles of ERISA; (ii) plan or arrangement in the United Kingdom providing "relevant benefits" (within the meaning of section 612 of the Income and Corporation Taxes Act 1988 ("ICTA"), ignoring the exception contained in that section) (a "UK Benefit Plan") including any arrangement for the making by Offeree of any payment of contributions to, or remuneration specifically referable to contributions to, any personal pension scheme, retirement annuity contract or similar arrangement; (iii) "pension" plan, fund or program (within the meaning of section 3(2) of ERISA) or any similar pension benefit plan under the laws of any foreign jurisdiction, whether or not excluded from coverage under specific titles or subtitles of ERISA; (iv) employment, consulting, termination or severance agreement; and (v) other employee benefit plan, fund, program, agreement or arrangement, in each case, that is, or has been within the last 5 years, sponsored, maintained or contributed to or required to be contributed to by Offeree or by any trade or business, whether or not incorporated (an "Offeree ERISA Affiliate"), that together with Offeree would be deemed a "single employer" within the meaning of section 4001(b) of ERISA or section 414(b), (c), (m) or (o) of the Code, or to which Offeree or an Offeree ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of Offeree or any Subsidiary of Offeree (collectively, the "Offeree Plans").

     (b) With respect to each Offeree Plan, the Offeree has heretofore delivered or made available to Offeror true and complete copies of the Offeree Plan and any amendments thereto, any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code, any related contracts, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, subscription and participation agreements and recordkeeping agreements and the most recent determination letter received from the Internal Revenue Service with respect to each Offeree Plan intended to qualify under Section 401 of the Code.

     (c) Each UK Benefit Plan is an exempt approved scheme within the meaning of section 592(1) of ICTA. Each Offeree Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code and each Offeree Plan intended to be "qualified" within the meaning of section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code.

     (d) Except as contemplated by this Agreement, Offeree does not have any plan or commitment to create any plan, fund or program (within the meaning of section 3(1) of ERISA) or to modify or change any existing Offeree Plan and there has been no amendment to, written interpretation or announcement (whether or not written) by Offeree relating to, or change in participation or coverage, under any Offeree Plan which would materially increase the expense of maintaining such Offeree Plan above the level of expense incurred with respect to that Offeree Plan for the most recent fiscal year.

     (e) No liability under Title IV or section 302 of ERISA has been incurred by Offeree or any Offeree ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Offeree or any Offeree ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

     (f) There are no pending, threatened or anticipated claims by or on behalf of any Offeree Plan, by any employee or beneficiary covered under any such Offeree Plan, or otherwise involving any such Offeree Plan (other than routine claims for benefits).

     (g) With respect to each Offeree Plan constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of section 4980B of the Code and Sections 601-609 of ERISA have been complied with in all material respects.

   Section 1.15 Material Contracts. Except as otherwise set forth in the Offeree Reports filed prior to the date of this Agreement or Section 1.15 of the Offeree Disclosure Schedule, neither Offeree nor any of its Subsidiaries is a party to or is bound by any of the following as of the date of this
Agreement:

     (a) any agreement under which Offeree or any of its Subsidiaries have continuing obligations to market, distribute, develop, license or collaborate in respect of, any product (proprietary or otherwise), technology or service and that may not be canceled without material penalty upon ninety (90) days' or less notice, or any agreement pursuant to which Offeree or any of its Subsidiaries have continuing obligations to jointly develop any intellectual property that will not be owned by Offeree or any of its Subsidiaries and that may not be canceled without material penalty upon ninety (90) days' or less notice;

     (b) any agreement, contract or commitment providing for the disposition or acquisition (by license or otherwise) by Offeree or any of its Subsidiaries after the date of this Agreement of any assets not in the ordinary course of business or pursuant to which Offeree has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

     (c) any agreement, contract or commitment to license any third party to manufacture or reproduce any Offeree or Subsidiary product, service or technology; or

     (d) any employment or consulting agreement, contract or commitment with any employee, consultant or member of the Offeree Board, other than those that are terminable by Offeree or any of its Subsidiaries on no more than one calendar month's notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Offeree's or any of its Subsidiaries' ability to terminate employees at will;

     (e) any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (f) other than as set forth in Offeree's organizational documents (or those of its Affiliates), any agreement of indemnification or any guaranty with or for the benefit of any officer or director of Offeree;

     (g) any agreement, contract or commitment that has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of Offeree or any Subsidiary of Offeree, any acquisition of property by Offeree or any Subsidiary of Offeree or the overall conduct of business by Offeree or any Subsidiary of Offeree as currently conducted or as proposed to be conducted by Offeree or by any Subsidiary, or under which Offeree or any Subsidiary of Offeree is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market; and

     (h) any other agreement, contract or commitment that would constitute a "material contract" under Item 601 of Regulation S-K.

   Neither Offeree nor any of its Subsidiaries nor, to the Knowledge of Offeree any other party to an Offeree Contract (as defined below) is in breach, violation or default under, and neither Offeree nor any of its Subsidiaries has received notice that it is in material breach, violation or default under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Offeree or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Offeree Disclosure Schedule pursuant to clauses (a) through (h) above or pursuant to Section 1.11 (any such agreement, contract or commitment, an "Offeree Contract") in such a manner as would permit any other party to cancel or terminate any such Offeree Contract, or would reasonably be expected to entitle any other party to obtain material damages or other material remedies. Section 1.15 of the Offeree Disclosure Schedule sets forth a true and complete list of all Offeree Contracts that are either material to its business or involve dollar amounts greater than $100,000.

   Section 1.16 Interested Party Transactions. Other than as set forth on
Section 1.16 of the Offeree Disclosure Schedule, neither Offeree nor any Subsidiary of Offeree is indebted to any director, officer, employee or agent of Offeree or any Subsidiary of Offeree (except for amounts due as normal salaries and bonuses and other employee benefits and in reimbursement of ordinary expenses), and no such person is indebted to Offeree or any Subsidiary of Offeree.

   Section 1.17 Compliance with Laws. Each of Offeree and its Subsidiaries has complied in all material respects with, is not in material violation of, and, since January 1, 1998, has not received any notices of material violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business or the ownership or operation of its business.

   Section 1.18 Sales and Assets in the United States. Offeree, together with all of its Subsidiaries and any other entities controlled by it for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (i) holds assets in the United States with an aggregate book value of less than $15 million (as determined by reference to its most recent regularly prepared balance sheet or the most recent regularly prepared balance sheets of it and all controlled entities if not all results are consolidated) and (ii) made aggregate sales in or into the United States of less than $25 million in its most recent fiscal year.

   Section 1.19 Insurance.

     (a) Section 1.19 of the Offeree Disclosure Schedule accurately sets forth, with respect to each insurance policy maintained by or at the expense of, or for the direct or indirect benefit of, Offeree or any of its Subsidiaries: (i) the name of the insurance carrier that issued such policy and the policy number of such policy; (ii) whether such policy is a "claims made" or an "occurrences" policy; (iii) a description of the coverage provided by such policy and the material terms and provisions of such policy (including all applicable coverage limits, deductible amounts and co-insurance arrangements and any non-customary exclusions from coverage); (iv) the annual premium payable with respect to such policy, and the cash value (if any) of such policy; and (v) a description of any claims pending, and any claims that have been asserted in the past, with respect to such policy. Section 1.19 of the Offeree Disclosure Schedule also identifies (1) each pending application for insurance that has been submitted by or on behalf of Offeree or any of its Subsidiaries, and (2) each self-insurance or risk-sharing arrangement affecting Offeree or any of its Subsidiaries or any of its assets. Offeree has made available to the Offeror accurate summaries of all of the insurance policies identified in
  Section 1.19 of the Offeree Disclosure Schedule (including all renewals thereof and endorsements thereto) and all of the pending applications identified in Section 1.19 of the Offeree Disclosure Schedule.

     (b) Each of the policies identified in Section 1.19 of the Offeree Disclosure Schedule is valid, enforceable and in full force and effect.

     (c) Except as set forth in Section 1.19 of the Offeree Disclosure Schedule, there is no pending claim under or based upon any of the policies identified in Section 1.19 of the Offeree Disclosure Schedule; and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such claim.

     (d) Neither Offeree nor any of its Subsidiaries has received: (i) any notice or other communication (in writing or otherwise) regarding the actual or possible cancellation or invalidation of any of the policies identified in Section 1.19 of the Offeree Disclosure Schedule or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies; or (ii) any notice or other communication regarding any actual or possible refusal of coverage under, or any actual or possible rejection of any claim under, any of the policies identified in Section 1.19 of the Offeree Disclosure Schedule.

   Section 1.20 Financial Advisors

   Other than as set forth in Section 1.20 of the Offeree Disclosure Schedule, neither Offeree, nor any member of the Offeree Group have entered into or are bound by any agreements or understandings with any investment bank, financial advisor or other similar entity whatsoever.

                                     PART 2

                   REPRESENTATIONS AND WARRANTIES OF OFFEROR

   Except as disclosed with appropriate Section references in a document dated as of the date of this Agreement and delivered by Offeror to Offeree prior to the execution and delivery of this Agreement (the "Offeror Disclosure Schedule"), each of which exceptions shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding Section reference and any other representation or warranty to which the relevance of any such exception is reasonably apparent, and in order to induce Offeree to enter into and perform this Agreement and the other agreements and certificates that are required to be completed and executed pursuant to this Agreement, Offeror represents and warrants to Offeree as follows in this Part 2:

   Section 2.1 Organization; Subsidiaries.

     (a) Offeror and each Subsidiary of Offeror (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of incorporation, (ii) has the requisite corporate or other power and authority and all necessary government approvals to own, lease and operate its assets and property and to carry on its business as now being conducted, and (iii) is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary.

     (b) A true and complete list of all the Subsidiaries of Offeror is set forth in Section 2.1(b) of the Offeror Disclosure Schedule. Offeror is the owner of all outstanding shares of capital stock of each Subsidiary of Offeror and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each Subsidiary of Offeror are owned by Offeror free and clear of all Encumbrances. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Subsidiary of Offeror, or otherwise obligating Offeror or any Subsidiary of Offeror to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

     (c) Neither Offeror nor any Subsidiary of Offeror directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than the Subsidiaries of Offeror).

   Section 2.2 Certificate of Incorporation and Bylaws. Offeror has delivered or otherwise made available to Offeree a true and correct copy of the Certificate of Incorporation, Bylaws and other charter documents, as applicable, of Offeror and each Subsidiary of Offeror, each as amended to date and as currently in force full and effect. Neither Offeror nor any Subsidiary of Offeror is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or equivalent organizational documents.

   Section 2.3  Capital Structure.

     (a) The authorized capital stock of Offeror consists of (i) 75,000,000 shares of Offeror Stock, par value $0.001 per share, of which there were 24,546,644 shares issued and outstanding as of the date of this Agreement and (ii) 5,000,000 shares of Offeror Preferred Stock, none of which were issued and outstanding as of the date of this Agreement. As of the date of this Agreement, there are no other outstanding shares of capital stock or voting securities of Offeror and no outstanding commitments to issue any shares of capital stock or voting securities of Offeror other than (i) warrants to purchase 34,633 shares of Offeror Stock and (ii) pursuant to the exercise of options outstanding as of the date hereof under the

  Offeror Employee Stock Option Plans and the issuance of Offeror Stock pursuant to Offeror's 1999 Employee Stock Purchase Plan.

     (b) All outstanding shares of Offeror Stock are duly authorized, validly issued, fully paid and nonassessable and are free of any Encumbrances other than any Encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or the Bylaws of Offeror or any agreement to which Offeror is a party or by which it is bound. All outstanding shares of Offeror Stock were issued in compliance with all applicable federal and state securities laws.

     (c) As of the date hereof, Offeror had reserved (i) 5,722,474 shares of Offeror Stock for issuance to non-employee directors, executive officers, employees and consultants pursuant to the Offeror 1999 Stock Incentive Plan, and (ii) 493,118 shares of Offeror Stock for issuance to employees pursuant to the Offeror 1999 Employee Stock Purchase Plan ("ESPP"). Section
  2.3 of the Offeror Disclosure Schedule sets forth, as of the date of this Agreement, the aggregate number of outstanding options to purchase Offeror Stock and all other rights to acquire shares of Offeror Stock pursuant to the Offeror Employee Stock Option Plans. Section 2.3 of the Offeror Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all holders of outstanding options under the Offeror Employee Stock Option Plans who are either directors or officers of Offeror, including the number of shares of Offeror Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Effective Date, Offeror shall deliver to Offeree an updated Section 2.3 of the Offeror Disclosure Schedule that contains information of the type referred to in the preceding sentence that is current as of a date as close to the Effective Date as is reasonably practicable. All outstanding options to purchase Offeror Stock have been duly authorized by the Offeror Board or a committee thereof, are validly issued, and were issued in compliance with all applicable securities laws.

     (d) Offeror has not taken any action that would result in the accelerated vesting, exercisability or payment of any options to purchase Offeror Stock as a consequence of the execution of, or consummation of the transactions contemplated by, this Agreement.

     (e) Except (i) for the rights created pursuant to this Agreement, (ii) for or with respect to rights granted under the Offeror Employee Stock Option Plans, (iii) for Offeree's right to repurchase any unvested shares under the Offeror Employee Stock Option Plans, (iv) as set forth in this
  Section 2.3, as of the date of this Agreement, other than warrants to purchase 34,633 shares of Offeror Stock, there are no options, warrants, calls, rights, commitments, agreements or arrangements of any character to which Offeror or any Subsidiary of Offeror is a party or by which Offeror or any Subsidiary of Offeror is bound relating to the issued or unissued capital stock of Offeror or any Subsidiary of Offeror or obligating Offeror or any Subsidiary of Offeror to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Offeror or any Subsidiary of Offeror or obligating Offeror or any Subsidiary of Offeror to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

     (f) As of the date of this Agreement, there are no contracts, commitments or agreements relating to rights of refusal, co-sale rights or registration rights granted by Offeror with respect to any shares of Offeror capital stock.

     (g) As of the date of this Agreement, there are no contracts, commitments or agreements relating to voting of Offeree's capital stock (i) between or among Offeror and any of its stockholders and (ii) to the Knowledge of Offeror, between or among any of Offeree Shareholders. True and complete copies of all Offeror Employee Stock Option Plans and forms of stock option agreements thereunder have been made available to Offeror and such Offeror Employee Stock Option Plans and agreements have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such Offeror Employee Stock Option Plans and agreements in any case from the form made available to Offeror.

   Section 2.4 Authority and Enforceability. Offeror has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of consummation of the Transaction, to the Offeror Stockholder Approval. The execution and delivery of this Agreement and the consummation by Offeror of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Offeror, subject only to the Offeror Stockholder Approval. The Offeror Stockholder Approval as well as the vote of holders of more than 50% in voting power of registration rights under the Registration Rights Agreement are the only votes or consents of the holders of any of Offeror's capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby. This Agreement has been duly executed and delivered by Offeror and, assuming due authorization, execution and delivery by Offeree, constitutes the valid and binding obligation of Offeror enforceable against Offeror in accordance with its terms, except as enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (b) the exercise by courts of equity powers (regardless of whether enforceability is considered in a proceeding at law or in equity).

   Section 2.5 No Conflicts; Required Filings and Consents.

     (a) The execution and delivery of this Agreement by Offeror does not, and the consummation by Offeror of the transactions contemplated hereby will not, conflict with, or result in a violation of, any provision of the Certificate of Incorporation or Bylaws of Offeror or any Subsidiary of Offeror, as amended to date and as currently in full force and effect. The execution and delivery of this Agreement by Offeror does not, and the consummation by Offeror of the transactions contemplated hereby will not, conflict with, or result in a material violation of, or material default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, any material mortgage, indenture, lease, contract or other material agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Offeror or any Subsidiary of Offeror or any of their properties or assets. Section 2.5 of the Offeror Disclosure Schedule lists all consents, waivers and approvals under any of Offeror's or any of its Subsidiaries' material agreements, contracts, licenses, leases or other obligations in effect as of the date of this Agreement required to be obtained in connection with the consummation of the transactions contemplated hereby.

     (b) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made, at or prior to the Effective Date, by or with respect to Offeror or any Subsidiary of Offeror in connection with the execution and delivery of this Agreement by Offeror or the consummation by Offeror of the transactions contemplated hereby, except for (i) the Final Court Order,
  (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the Exchange Act, the Securities Act, applicable state securities laws and the securities (or related) laws of any foreign country, including the filing of the Registration Statement with the SEC in accordance with the Securities Act,
  (iii) such filings as may be required under the rules and regulations of NASDAQ; (iv) such filings as may be required under the HSR Act, and any non-U.S. competition laws; and (v) such filings as may be required pursuant to the City Code, the Registrar of Companies and the Companies Court.

   Section 2.6 SEC Filings; Offeror Consolidated Financial Statements.

     (a) The Registration Statement on Form S-1 filed by Offeror with the SEC on January 31, 2000 (the "Form S-1") and each registration statement, report and accounts, proxy statement or information statement prepared by it or its Subsidiaries, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC thereafter (collectively, including any such reports filed subsequent to the date hereof, the "Offeror Reports") did not, and any Offeror Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading; provided, that Offeror makes no representation or warranty with respect to any information with respect to Offeree provided to it by Offeree in writing for inclusion in any Offeror Report filed after the date hereof. As of their respective dates, the Offeror Reports (i) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and/or the Exchange Act, as the case may be, and the rules and regulations thereunder, (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, and (iii) did not at the time they were filed, or will not at the time they are filed, omit any documents required to be filed as exhibits thereto.

     (b) No Subsidiary of Offeror is required to file any form, report or other document with the SEC.

     (c) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Offeror Reports (collectively, the "Offeror Financials") was or will be prepared in accordance with the United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented or will fairly present the consolidated financial position, results of operations and cash flows of Offeror and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein in accordance with GAAP (subject, in the case of unaudited financial statements, to normal and recurring year-end adjustments and the absence of certain footnote disclosures in accordance with GAAP).

   Section 2.7 Absence of Undisclosed Liabilities. Except as disclosed in the Offeror Reports filed prior to the date of this Agreement, neither Offeror nor any Subsidiary had at December 31, 2000 or between that date and the date hereof has incurred, any obligations or liabilities of any nature (matured or un-matured, fixed or contingent) other than those (a) set forth or adequately provided for in the Balance Sheet as at December 31, 2000 (including the notes thereto, the "Offeror Balance Sheet"), (b) not required to be set forth in the Offeror Balance Sheet under GAAP, (c) incurred in the ordinary course of business since the date of the Offeror Balance Sheet and consistent with past practice, and (d) incurred in connection with the execution of this Agreement.

   Section 2.8 Absence of Certain Changes. Except as contemplated by this Agreement or as disclosed in the Offeror Reports filed prior to the date of this Agreement, between March 31, 2001 (the "Offeror Balance Sheet Date") and the date of this Agreement, there has not been, occurred or arisen any of the events specified in Conditions 3(b), (c), (e), (f) or (g) in relation to Offeror or any member of the Offeror Group.

   Section 2.9 Litigation. Except as disclosed in the Offeror Reports and in
Section 2.9 of the Offeror Disclosure Schedule, there is no private or governmental action, suit, proceeding or arbitration (or to the Knowledge of Offeror a governmental investigation) pending before any agency, court or tribunal, foreign or domestic, or, to the Knowledge of Offeror, threatened, against Offeror or any Subsidiary of Offeror or any of their respective properties or any of their respective officers or directors (in their capacities as such) which is reasonably likely to result in an injunction or damages payable by Offeror or any Subsidiary of Offeror in excess of $100,000. There is no judgment, decree or order against Offeror or any Subsidiary of Offeror or any of their respective directors or officers (in their capacities as such) that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

   Section 2.10 Intellectual Property.

     (a) Section 2.10 of the Offeror Disclosure Schedule lists (i) all patents and patent applications, all applications for trademarks, trade names and service marks, and all material registered trademarks, trade names, service marks, and copyrights that are owned or purported to be owned by Offeror or any Subsidiary of Offeror, and such list specifies, as applicable, the jurisdictions by or in which each such patent, trademark, trade name, service mark or copyright has been issued or registered or in which any application for such issuance and registration has been filed,
  (ii) all material licenses, sub-licenses and other agreements as to which Offeror or any Subsidiary of Offeror is a party and pursuant to which any person is authorized to use any Offeror Intellectual Property, and (iii) all material licenses, sub-licenses and other agreements to which Offeror or any Subsidiary of Offeror is a party and pursuant to which Offeror or any Subsidiary of Offeror is authorized to use any third-party Intellectual Property that is included in the Offeror Intellectual Property (third-party Intellectual Property included in the Offeror Intellectual Property being referred to in this Agreement as "Offeror Third-Party Intellectual Property Rights"). All agreements described in Section 2.10 of the Offeror Disclosure Schedule as they relate to Sections 2.10(a)(ii) and (iii) are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity), and to Offeror's Knowledge, neither the Offeror nor any Subsidiary of Offeror and no third party is in material breach of any such agreement described in Section 2.10 of the Offeror Disclosure Schedule. For purposes of this Section 2.10, "Intellectual Property" means all United States, state and foreign intellectual property, including, but not limited to all (1) patents, inventions, discoveries, processes and designs; copyrights and works of authorship in any media; trademarks, service marks, domain names, trade names, trade dress and other source indicators; trade secrets, ideas, algorithms, samples, media and/or cell lines, formulae, processes, data, database rights, computer software applications (in both source code and object code form) and other confidential or proprietary information; (2) registrations, applications and recordings related thereto; (3) rights to obtain renewals, extensions, continuations or similar legal protections related thereto; and (4) rights to bring an action at law or in equity for the infringement or other impairment thereof. "Offeror Intellectual Property" means the Intellectual Property that is material to the business of Offeror or any Subsidiary of Offeror as currently conducted by Offeror or any Subsidiary of Offeror.

     (b) To the Knowledge of Offeror and except as otherwise set forth in
  Section 2.10 of the Offeror Disclosure Schedule, Offeror and each of its Subsidiaries own all right, title and interest in and to (free and clear of any Encumbrances), or are licensed to use, or otherwise possess legally enforceable rights in the Offeror Intellectual Property, subject only to the license agreements to which Offeror is a party and pursuant to which Offeror licenses others to use any such Offeror Intellectual Property as set forth in Schedule 2.10 of the Offeror Disclosure Schedule.

     (c) To the Knowledge of Offeror and except as otherwise set forth in
  Section 2.10 of the Offeror Disclosure Schedule, there is no unauthorized use, disclosure, infringement or misappropriation of any Offeror Intellectual Property rights, by any third party, including any employee or former employee of Offeror or any Subsidiary of Offeror. To the Knowledge of Offeror, except as otherwise set forth in Section 2.10 of the Offeror Disclosure Schedule neither Offeror nor any Subsidiary of Offeror has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or agreements for the sale, license or distribution of any Offeror Intellectual Property or products containing Offeror Intellectual Property arising in the ordinary course of business.

     (d) The execution and delivery of this Agreement by Offeror and the consummation by Offeror of the transactions contemplated hereby will not, except as disclosed in Section 2.10 of the Offeror Disclosure Schedule with respect to third party consents, cause Offeror or any Subsidiary of Offeror to breach any material license, sub-license or other agreement relating to the Offeror Intellectual Property, and will not entitle any other party to any such license, sub-license or agreement to terminate or modify such license, sub-license or agreement.

     (e) All issued patents and registered trademarks, service marks and copyrights held by Offeror or any Subsidiary of Offeror are valid and subsisting and there is no assertion or pending claim challenging the validity or effectiveness of any Offeror Intellectual Property, and to the Knowledge of Offeror, no such challenge is being threatened. Neither Offeror nor any of its Subsidiaries is a party to any suit, action or proceeding that involves a claim against Offeror or any of its Subsidiaries of infringement or violation of any Intellectual Property of any third party, nor, to the Knowledge of Offeror, is any such suit, action or proceeding being threatened against Offeror or any of its Subsidiaries. To the Knowledge of Offeror, the conduct of the business of Offeror and each Subsidiary of Offeror as currently conducted does not conflict with or infringe, and no one has asserted to Offeror that such conduct of the business conflicts with or infringes any Intellectual Property rights of any third party. To the Knowledge of Offeror, there are no facts or alleged facts which would reasonably serve as a basis for any claim that Offeror or any Subsidiary of Offeror does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Offeror Intellectual Property rights in the development, manufacture, sale, licensing or use of any material products of Offeror or any Subsidiary of Offeror as presently being developed, manufactured, sold, licensed or used in the business of Offeror as currently conducted. Neither Offeror nor any Subsidiary of Offeror nor any licensor of Offeror or any Subsidiary of Offeror is bringing any action, suit or proceeding for infringement of Offeror Intellectual Property or breach of any license or agreement involving Offeror Intellectual Property against any third party. There are no pending or threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor included in the Offeror Intellectual Property, except such as may have been commenced by Offeror or any Subsidiary of Offeror as disclosed in Section 2.10 of the Offeror Disclosure Schedule.

     (f) Each Offeror Participating Developer (as defined below) has signed an employment and confidentiality agreement, including an intellectual property assignment, transferring to Offeror or any Subsidiary of Offeror any and all right, title and interest that the named Offeror Participating Developer may have or acquire in and to the Offeror Intellectual Property. "Offeror Participating Developer" means any employee of Offeror or a Subsidiary of Offeror who contributed and/or is contributing to the creation or development of Offeror Intellectual Property. Offeror has made available to Offeree the standard form of such employment and confidentiality agreement used by Offeror and its Subsidiaries with Offeror Participating Developers, and any employment and confidentiality agreement entered into by Offeror or any of its Subsidiaries with any Offeror Participating Developer that differs from the standard form of such agreement in any material way. No Offeror Participating Developer has any right, claim or interest in or with respect to any Offeror Intellectual Property.

     (g) Offeror has taken all commercially reasonable steps to protect and preserve the confidentiality of all Trade Secrets and has taken all measures it deems reasonable and appropriate to protect and preserve the confidentiality of all other Offeror Intellectual Property not otherwise protected by patents, patent applications or copyright ("Offeror Confidential Information"). Each of Offeror and its Subsidiaries has a policy requiring each employee to execute an employment and confidentiality agreement substantially in Offeror's standard form. Each employee of Offeror or any of its Subsidiaries has signed an employment and confidentiality agreement with Offeror or its Subsidiaries.

     (g) Offeror has taken all commercially reasonable steps to protect and preserve the confidentiality of all Trade Secrets and has taken all measures it deems reasonable and appropriate to protect and preserve the confidentiality of all other Offeror Intellectual Property not otherwise protected by patents, patent applications or copyright ("Offeror Confidential Information"). Each of Offeror and its Subsidiaries has a policy requiring each employee to execute an employment and confidentiality agreement substantially in Offeror's standard form. Each employee of Offeror or any of its Subsidiaries has signed an employment and confidentiality agreement with Offeror or its Subsidiaries.

   Section 2.11 Environmental Matters. Except as set forth in Section 2.11 of the Offeror Disclosure Schedule, (i) Offeror and its Subsidiaries have complied in all material respects with all applicable Environmental Laws; (ii) to the Knowledge of Offeror, the properties currently owned, leased or operated by Offeror and its Subsidiaries (including soils, and land under and/or around any building or other structure, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substance which is likely to result in any material liability; (iii) to the Knowledge of Offeror, neither Offeror nor any of its Subsidiaries is subject to material liability for any Hazardous Substance disposal or contamination on any property owned, leased or operated or formerly owned, leased or operated by Offeror or any of its Subsidiaries or on any third party property or as a result of any Hazardous Substance having been transported from any of the properties owned or operated or formerly owned and operated by Offeror or any of its Subsidiaries; (iv) to the Knowledge of Offeror, neither Offeror nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information from a Governmental Entity indicating that Offeror or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; and (v) neither Offeror nor any of its Subsidiaries is subject to any material orders, decrees, injunctions or other arrangements with any Governmental Entity or any material indemnity or other agreement with any third party relating to any material liability in relation to Environmental Law or Hazardous Substances.

   Section 2.12 Taxes; Tax Treatment of the Transaction.

     (a) Except as would not, individually or in the aggregate, have a material adverse effect on Offeror, (i) all Offeror Tax Returns required to be filed with any Taxing Authority by, or with respect to, Offeror and its Subsidiaries have been filed in accordance with all applicable laws; (ii) Offeror and its Subsidiaries have timely paid all Taxes shown to be due on such returns, and, (iii) as of the date or time of filing, the Offeror Tax Returns filed were true, correct and complete in all material respects;
  (iv) Offeror and its Subsidiaries have made an adequate provision (determined in accordance with GAAP) for all Taxes payable by Offeror and its Subsidiaries for which no Offeror Tax Return has yet been filed; (v) there is no action, suit, proceeding, audit or claim now proposed or pending against or with respect to Offeror or any of its Subsidiaries in respect of any Tax (other than Taxes which are being contested in good faith and for which adequate reserves (determined in accordance with GAAP) are reflected on the Offeror Balance Sheet); (vi) no waiver or extension of any statute of limitations is in effect with respect to any Tax Return of Offeror or any of its Subsidiaries; and (vii) to the best of Offeror's Knowledge and belief, neither Offeror nor any of its Subsidiaries is liable for any Tax imposed on any entity other than such Person.

     (b) None of the Offeror, or any of its Affiliates, has taken any action or knows of any fact, arrangement, agreement, plan or other circumstance that would be reasonably likely to prevent the Transaction from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Code.

   Section 2.13 Employee Benefit Plans.

     (a) Section 2.13 of the Offeror Disclosure Schedule contains a true and complete list of each deferred compensation and each incentive compensation, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA; "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, consulting, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Offeror or by any trade or business, whether or not incorporated (an "Offeror ERISA Affiliate"), that together with Offeror would be deemed a "single employer" within the meaning of section 4001(b) of ERISA, or to which Offeror or an Offeror ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of Offeror or any Subsidiary of Offeror (the "Offeror Plans").

     (b) With respect to each Offeror Plan, Offeror has heretofore delivered or made available to Offeree true and complete copies of the Offeror Plan and any amendments thereto, any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Offeror Plan intended to qualify under Section 401 of the Code.

     (c) Each Offeror Plan has been operated and administered in all material respects in accordance with its terms and applicable law, including but not limited to ERISA and the Code and each Offeror Plan intended to be "qualified" within the meaning of section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code.

     (d) No liability under Title IV or section 302 of ERISA has been incurred by Offeror or any Offeror ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Offeror or any Offeror ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

     (e) There are no pending, threatened or anticipated claims by or on behalf of any Offeror Plan, by any employee or beneficiary covered under any such Offeror Plan, or otherwise involving any such Offeror Plan (other than routine claims for benefits).

   Section 2.14 Material Contracts. Except as otherwise set forth in the Offeror Reports filed prior to the date of this Agreement, neither Offeror nor any of its Subsidiaries is a party to or is bound by any of the following as of the date of this Agreement:

     (a) any agreement under which Offeror or any of its Subsidiaries have continuing obligations to market, distribute, develop, license or collaborate in respect of, any product (proprietary or otherwise), technology or service and that may not be canceled without material penalty upon ninety (90) days' or less notice, or any agreement pursuant to which Offeror or any of its Subsidiaries have continuing obligations to jointly develop any intellectual property that will not be owned by Offeror or any of its Subsidiaries and that may not be canceled without material penalty upon ninety (90) days' or less notice;

     (b) any agreement, contract or commitment providing for the disposition or acquisition (by license or otherwise) by Offeror or any of its Subsidiaries after the date of this Agreement of any assets not in the ordinary course of business or pursuant to which Offeror has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

     (c) any agreement, contract or commitment to license any third party to manufacture or reproduce any Offeror or Subsidiary product, service or technology; or

     (d) any employment or consulting agreement, contract or commitment with any employee, consultant or member of the Offeror Board, other than those that are terminable by Offeror or any of its Subsidiaries on no more than thirty (30) days' notice without liability or financial obligation, except to the extent general principles of wrongful termination law may limit Offeror's or any of its Subsidiaries' ability to terminate employees at will;

     (e) any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (f) any agreement of indemnification or any guaranty with or for the benefit of any officer or director of Offeror;

     (g) any agreement, contract or commitment that has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of Offeror or any Subsidiary of Offeror, any acquisition of property by Offeror or any Subsidiary of Offeror or the overall conduct of business by Offeror or any Subsidiary of Offeror as currently conducted or as proposed to be conducted by Offeror or by any Subsidiary, or under which Offeror or any Subsidiary of Offeror is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market; and

     (h) any other agreement, contract or commitment that would constitute a "material contract" under Item 601 of Regulation S-K.

   Neither Offeror nor any of its Subsidiaries nor, to the Knowledge of Offeror any other party to a Offeror Contract (as defined below) is in breach, violation or default under, and neither Offeror nor any of its Subsidiaries has received notice that it is in material breach, violation or default under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Offeror or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Offeror Disclosure Schedule pursuant to clauses (a) through (h) above or pursuant to Section 2.10 (any such agreement, contract or commitment, a "Offeror Contract") in such a manner as would permit any other party to cancel or terminate any such Offeror Contract, or would reasonably be expected to entitle any other party to obtain material damages or other material remedies. Section 2.14 of the Offeror Disclosure Schedule sets forth a true and complete list of all Offeror Contracts that are either material to its business or involve dollar amounts greater than $100,000.

   Section 2.15 Interested Party Transactions. Neither Offeror nor any Subsidiary of Offeror is indebted to any director, officer, employee or agent of Offeror or any Subsidiary of Offeror (except for amounts due as normal salaries and bonuses and other employee benefits and in reimbursement of ordinary expenses), and no such person is indebted to Offeror or any Subsidiary of Offeror.

   Section 2.16 Compliance with Laws. Each of Offeror and its Subsidiaries has complied in all material respects with, is not in material violation of, and, since January 1, 1998, has not received any notices of material violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business or the ownership or operation of its business.

   Section 2.17 Insurance.

     (a) Section 2.17 of the Disclosure Schedule accurately sets forth, with respect to each insurance policy maintained by or at the expense of, or for the direct or indirect benefit of, Offeror or any of its Subsidiaries: (i) the name of the insurance carrier that issued such policy and the policy number of such policy; (ii) whether such policy is a "claims made" or an "occurrences" policy; (iii) a description of the coverage provided by such policy and the material terms and provisions of such policy (including all applicable coverage limits, deductible amounts and co-insurance arrangements and any non-customary exclusions from coverage); (iv) the annual premium payable with respect to such policy, and the cash value (if any) of such policy; and (v) a description of any claims pending, and any claims that have been asserted in the past, with respect to such policy.
  Section 2.17 of the Offeror Disclosure Schedule also identifies (1) each pending application for insurance that has been submitted by or on behalf of Offeror or any of its Subsidiaries, and (2) each self-insurance or risk-sharing arrangement affecting Offeror or any of its Subsidiaries or any of its assets. Offeror has made available to Offeree accurate copies of summaries of all of the insurance policies identified in Section 2.17 of the Offeror Disclosure Schedule (including all renewals thereof and endorsements thereto) and all of the pending applications identified in
  Section 2.17 of the Offeror Disclosure Schedule.

     (b) Each of the policies identified in Section 2.17 of the Offeror Disclosure Schedule is valid, enforceable and in full force and effect.

     (c) Except as set forth in Section 2.17 of the Offeror Disclosure Schedule, there is no pending claim under or based upon any of the policies identified in Section 2.17 of the Offeror Disclosure Schedule; and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any such claim.

   Neither Offeror nor any of its Subsidiaries has received: (i) any notice or other communication (in writing or otherwise) regarding the actual or possible cancellation or invalidation of any of the policies identified in Section 2.17 of the Offeror Disclosure Schedule or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies; or (ii) any notice or other communication regarding any actual or possible refusal of coverage under, or any actual or possible rejection of any claim under, any of the policies identified in Section 2.17 of the Offeror Disclosure Schedule.

                                  APPENDIX IV

                                   CONDITIONS

   1. The Transaction is conditional upon the Scheme becoming effective by not later than November 30, 2001 or such later date as Offeree and Offeror may agree and the Court shall approve.

   2. The Scheme will become effective and binding following:

     (a) approval by a majority in number representing three-fourths in value of the holders of the Offeree Shares, present and voting, either in person or by proxy, at the Court Meeting (or any adjournment thereof);

     (b) the passing of any resolutions required to implement the Scheme and to amend the articles of association of Offeree in the manner indicated in the paragraph headed "Structure of the Transaction" in the Announcement at the Extraordinary General Meeting (or any adjournment thereof);

     (c) the approval by the requisite majorities of votes of the holders of Offeror Shares at the Special Meeting called for the purpose of approving the issuance of the Offeror Shares pursuant to the Scheme; and

     (d) sanction of the Scheme and confirmation of the reduction of capital involved therein by the Court (in both cases, with or without modification agreed by Offeror and Offeree), an office copy of the Final Court Order being delivered for registration to the Registrar of Companies in England and Wales and, in the case of reduction of capital, registered by him.

   3. Offeree and Offeror have agreed, subject as stated in paragraph 4 of this Appendix, that the Transaction will also be conditional upon the following matters, and, accordingly, an office copy of the Final Court Order will only be delivered for registration to the Registrar of Companies in England and Wales if:

     (a) except as disclosed in the Offeree Annual Report for the fiscal year ended March 31, 2001 on Form 20-F (filed with the SEC on or about May 23,
  2001) or as otherwise publicly disclosed in any filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act prior to the date of this Announcement ("publicly disclosed") by Offeree, or as fairly disclosed in writing to Offeror prior to the date of this Announcement (each and collectively "Offeree Disclosed Matters"), since March 31, 2001:

       (i) no investigation or enquiry by any Third Party (as defined in paragraph (c) below) having statutory or regulatory competence other than in relation to the Scheme and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Offeree Group is or may become a party (whether as plaintiff or defendant or otherwise) other than in relation to the Scheme has been threatened in writing, announced or instituted by or remains outstanding against or in respect of any member of the Offeree Group which, in any such case, is material and adverse in the context of the Offeree Group taken as a whole;

       (ii) there has been no material adverse change in the business, financial position, or trading position of the Offeree Group taken as a whole;

       (iii) no contingent or other liability of any member of the Offeree Group has arisen or has become apparent or has increased which would or could reasonably be expected materially and adversely to affect the Offeree Group taken as a whole;

       (iv) Offeror has not discovered regarding the Offeree Group that:

         (1) any written financial, business or other information which has been publicly disclosed at any time by any member of the Offeree Group is misleading or contains misrepresentations of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to the date of this Announcement been corrected by such disclosure, and, in any event, which is material in the context of the Offeree Group taken as a whole; or

         (2) any written financial, business or other information (except for forecasts, statements of opinion, projections, budgets or estimates) disclosed by or on behalf of any member of the Offeree Group privately to any member of the Offeror Group or its advisers is misleading or contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to the date of this Announcement been corrected by such disclosure and, in any event, which is material in the context of the Offeree Group taken as a whole;

     (b) except as disclosed in Offeror's Annual Report for the fiscal year ended December 31, 2000 on Form 10-K (filed with the SEC on or about April 2, 2001) and Offeror's Quarterly Report for the period ended March 31, 2001 on Form 10-Q (filed with the SEC on or about May 15, 2001) or as otherwise publicly disclosed by Offeror, or as fairly disclosed in writing to Offeree prior to the date of this Announcement (each and collectively "Offeror Disclosed Matters"), since December 31, 2000:

       (i) no investigation or enquiry by any Third Party (as defined in paragraph (c) below) having statutory or regulatory competence other than in relation to the Scheme and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Offeror Group is or may become a party (whether as plaintiff or defendant or otherwise) other than in relation to the Scheme has been threatened in writing, announced or instituted by or remains outstanding against or in respect of any member of the Offeror Group which, in any such case, is material and adverse in the context of the Offeror Group taken as a whole;

       (ii) there has been no material adverse change in the business, financial position or trading position of the Offeror Group taken as a whole;

       (iii) no contingent or other liability of any member of the Offeror Group has arisen or has become apparent or has increased which would or could reasonably be expected materially and adversely to affect the Offeror Group taken as a whole;

       (iv) Offeree has not discovered regarding the Offeror Group that:

         (1) any written financial, business or other information which has been publicly disclosed at any time by any member of the Offeror Group is misleading or contains misrepresentations of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to the date of this Announcement been corrected by such disclosure, and, in any event, which is material in the context of the Offeror Group taken as a whole; or

         (2) any written financial, business or other information (except for forecasts, statements of opinion, projections, budgets or estimates) disclosed by or on behalf of any member of the Offeror Group privately to any member of the Offeree Group or its advisers is misleading or contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to the date of this Announcement been corrected by such disclosure and, in any event, which is material in the context of the Offeror Group taken as a whole;

     (c) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, or court, or trade agency, or association, or institutional or professional body (or other person or body having statutory or regulatory competence) in any jurisdiction (each and collectively a "Third Party") has instituted, implemented or threatened to take any action, proceeding, suit, investigation or inquiry, or has made, proposed or enacted any statute, regulation or order, or taken any other steps, which would or could reasonably be expected to:

       (i) make the Transaction or Scheme or their respective implementation or the acquisition of any shares in, or control of, Offeree by Offeror or any member(s) of the Offeror Group void, illegal or unenforceable under the laws of any jurisdiction or otherwise directly or indirectly restrain, prohibit, restrict, delay or interfere with the implementation or performance thereof or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith, in each case in a manner or to an extent that is material in the context of the Transaction; or

       (ii) require, prevent or delay the divestiture or alter the terms of any proposed divestiture by any member of the Offeree Group or (in connection with the Scheme) any member of the Offeror Group of all or any portion of their respective businesses, assets or property, or impose any limitation on the ability of any of them to conduct their respective businesses or own their assets or property or any part thereof and which in any such case is material in the context of the Offeree Group or the Offeror Group (in each case taken as a whole), being the group on which such requirement or imposition is made, as the case may be; or

       (iii) impose any limitation on, or result in any delay in the ability of any member of the Offeror Group to acquire, directly or indirectly, or to hold or exercise effectively all or any rights of ownership of any Offeree Shares held by any member of the Offeror Group or on the ability of any member of the Offeror Group to exercise management control over Offeree or any member of the Offeree Group or on the ability of Offeree or any member of the Offeree Group or Offeror to hold or exercise effectively any rights of ownership of shares or other securities (or the equivalent) in any member of the Offeree Group held or owned by it, in each case, in a manner or to an extent which would be material in the context of the Transaction, the Offeror Group or the Offeree Group, as the case may be; or

       (iv) require any member of the Offeror Group or the Offeree Group to offer to acquire any shares or other securities (or the equivalent) owned by any third party in the capital of any member of the Offeree Group or the Offeror Group, in each case, in a manner or to an extent which would be material in the context of the Offeror Group or the Offeree Group taken as a whole, as the case may be; or

       (v) impose any limitation on the ability of any member of the Offeror Group or any member of the Offeree Group to integrate or co-ordinate its business, or any part of it, with the businesses of any other member of the wider Offeror Group or the wider Offeree Group in each case in a manner or to an extent which would be material in the context of the Offeror Group or the Offeree Group, as the case may be; or

       (vi) otherwise affect the business, financial position or trading position of the Offeror Group or the Offeree Group, in each case taken as a whole, in a manner which is material and adverse;

  and all applicable waiting and other periods during which any relevant authority could have intervened, in respect of the Transaction or the implementation of the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group, have expired, lapsed or terminated;

     (d) all necessary notifications and filings in any jurisdiction have been made, all regulatory and statutory obligations in any jurisdiction have been complied with, all necessary waiting and other time periods (including any extension(s) thereof) under any applicable legislation or regulations in any jurisdiction have expired, lapsed or terminated, in each case in respect of the Transaction and the implementation of the Scheme and the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group and the acquisition of Sequenom Shares pursuant to the Scheme or in relation to the affairs of any member of the Offeree Group and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals necessary or appropriate in any jurisdiction (collectively "Consents") (in terms and a form satisfactory to Offeror, acting reasonably) in respect of the Transaction and the implementation of the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group or in relation to the affairs of any member of the Offeree Group, have been obtained from appropriate Third Parties together with those (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Offeror Group or any member of the Offeree Group has entered into contractual arrangements (and which are in any event material in the context of the Offeror Group or the Offeree Group taken as a whole (as the case maybe)) and all such Consents, together with all Consents necessary for Offeree to carry on its business, remain in full force and effect and all filings necessary for such purpose have been made or received and there has not been received any notice or indication of any intention to revoke, suspend, restrict, modify or not to renew the same in any such case in a manner or to an extent that is material and adverse in the context of the relevant group;

     (e) save as disclosed in Offeree Disclosed Matters, there is no provision of any arrangement, agreement, licence, permit, franchise or other binding instrument to which any member of the Offeree Group is a party or by or to which any member of the Offeree Group or any part of its assets may be bound, entitled or subject (which is material in the context of the Offeree Group taken as a whole) (collectively, "Material Agreements") and which, in consequence of the Transaction or the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in or control or management of Offeree or any member of the Offeree Group by Offeror or any member(s) of the Offeror Group, would or might reasonably be expected to (to an extent which is material and adverse in the context of the Offeree Group taken as a whole) result in:

       (i) any monies borrowed by or other indebtedness or liability, actual or contingent, of or grant available to, any member of the Offeree Group being or becoming repayable or being capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member of the Offeree Group, to borrow monies or incur any indebtedness being withdrawn or materially inhibited; or

       (ii) the creation or enforcement of any liabilities or any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Offeree Group or any such security interest (whenever and wherever arising or having arisen) becoming enforceable; or

       (iii) any such Material Agreement being terminated or adversely modified or any unduly onerous obligation or liability arising under or any action being taken pursuant to such Material Agreement; or

       (iv) any assets or interests of any member of the Offeree Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business; or

       (v) any member of the Offeree Group ceasing to be able to carry on its business under any name which it at present uses; or

       (vi) any interest or business of any member of the Offeree Group in or with any other person, firm or body (or any arrangements relating to any such interest or business) being terminated, or adversely affected or modified; or

       (vii) the business, financial position or trading position of any member of the Offeree Group being prejudiced or adversely affected;

  and no event has occurred which, under any such Material Agreement, could reasonably be expected to result in any event or circumstance referred to in paragraphs 3(e)(i) to (vii);

     (f) since March 31, 2001 and except as publicly disclosed or disclosed pursuant to Offeree Disclosed Matters or as would be disclosed by a search at the Companies Registry for England and Wales against Offeree made as at the Business Day immediately preceding the date of this Announcement:

       (i) (save as between a wholly-owned Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree) no member of the Offeree Group has issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for any options granted, and Offeree Shares unconditionally issued upon or pursuant to the exercise of options granted, prior to the date of this Announcement under the Gemini Share Option Schemes and disclosed in writing to Offeror prior to such date);

       (ii) no member of the Offeree Group has recommended, declared, paid, made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (save as between a wholly-owned Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree);

       (iii) no member of the Offeree Group has made or authorised or proposed or announced any material change in its share or loan capital, outside the ordinary course of business;

       (iv) (save for transactions between a wholly-owed Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree) no member of the Offeree Group has merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (other than in the ordinary course of business) which is material to the Offeree Group taken as a whole or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal or transfer or other event as aforesaid;

       (v) no member of the Offeree Group has authorised, issued or proposed the issue of any debentures, or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability of an aggregate amount which is material in the context of the Offeree Group taken as a whole;

       (vi) no member of the Offeree Group has purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

       (vii) no member of the Offeree Group has entered into or varied any contract (including any guarantee), arrangement, transaction or binding commitment (whether in respect of capital expenditure or otherwise), which is of a long-term, unduly onerous or unusual nature or magnitude or which is or would be restrictive of the business of any member of the Offeree Group or which involves or would involve an obligation of such a nature or magnitude and which is other than in the ordinary course of business and which in each case is material in the context of the Offeree Group taken as a whole;

       (viii) except as referred to in this Announcement, neither Offeree nor any of its Subsidiaries has entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract (including any service contract) with any of the directors of Offeree which is material in the context of the Offeree Group taken as a whole;

       (ix) no member of the Offeree Group has taken any corporate action or had any legal proceedings instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case in a manner which could reasonably be expected to have a material and adverse effect on the Offeree Group taken as a whole);

       (x) no member of the Offeree Group has been unable or has admitted in writing that it is unable to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

       (xi) no member of the Offeree Group has waived or compromised any claim which is material in the context of the Offeree Group, taken as a whole;

       (xii) the Offeree has not made any alteration to its Memorandum or Articles of Association (other than the alterations agreed with the Offeror to be proposed at the Extraordinary General Meeting); and

       (xiii) no member of the Offeree Group has entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events referred to in this paragraph 3(f);

     (g) since December 31, 2000 and except as publicly disclosed or disclosed pursuant to Offeror Disclosed Matters or as would be disclosed in any publicly available certificate relating to the Offeror issued by the Secretary of State for the State of Delaware as at the Business Day immediately preceding the date of this Announcement:

       (i) (save as between a wholly-owned Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror) no member of the Offeror Group has issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for any options granted, and Offeror Shares unconditionally issued upon or pursuant to the exercise of options granted, prior to the date of this Announcement under the Sequenom Share Option Plan and disclosed in writing to Offeree prior to such date);

       (ii) no member of the Offeror Group has recommended, declared, paid, made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (save as between a wholly-owned Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror);

       (iii) no member of the Offeror Group has made or authorised or proposed or announced any material change in its share or loan capital, outside the ordinary course of business;

       (iv) (save for transactions between a wholly-owed Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror) no member of the Offeror Group has merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (other than in the ordinary course of business) which is material to the Offeror Group taken as a whole or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal or transfer or other event as aforesaid;

       (v) no member of the Offeror Group has authorised, issued or proposed the issue of any debentures, or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability of an aggregate amount which is material in the context of the Offeror Group taken as a whole;

       (vi) no member of the Offeror Group has purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

       (vii) no member of the Offeror Group has entered into or varied any contract (including any guarantee), arrangement, transaction or binding commitment (whether in respect of capital expenditure or otherwise), which is of a long-term, unduly onerous or unusual nature or magnitude or which is or would be restrictive of the business of any member of the Offeror Group or which involves or would involve an obligation of such a nature or magnitude and which is other than in the ordinary course of business and which in each case is material in the context of the Offeror Group taken as a whole;

       (viii) except as referred to in this Announcement, neither Offeror nor any of its Subsidiaries has entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract (including any service contract) with any of the directors of Offeror which is material in the context of the Offeror Group taken as a whole;

       (ix) no member of the Offeror Group has taken any corporate action or had any legal proceedings instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case in a manner which could reasonably be expected to have a material and adverse effect on the Offeror Group taken as a whole);

       (x) no member of the Offeror Group has been unable or has admitted in writing that it is unable to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

       (xi) no member of the Offeror Group has waived or compromised any claim which is material in the context of the Offeror Group, taken as a whole;

       (xii) Offeror has not made any alteration to its Certificate of Incorporation and By-Laws; and

       (xiii) no member of the Offeror Group has entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events referred to in this paragraph 3(g);

     (h) the Offeror Shares to be issued pursuant to the Scheme have been approved for trading upon notice of issuance on NASDAQ;

     (i) Offeror has not discovered that, save for Offeree Disclosed Matters:

       (i) any past or present member of the Offeree Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, carriage, disposal, discharge, spillage, leakage or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leakage or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Offeree Group and which is material and adverse in the context of the Offeree Group taken as a whole; or

       (ii) there is or is likely to be any liability (whether contingent or otherwise) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Offeree Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, under any environmental legislation, notice, circular or order of any relevant authority or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, in any such case to an extent which is material and adverse in the context of the Offeree Group taken as a whole; or

       (iii) circumstances exist whereby a person or class of persons would be likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Offeree Group which, in any such case, would or could reasonably be expected to be material and adverse in the context of the Offeree Group taken as a whole;

     (j) Offeree has not discovered that, save for Offeror Disclosed Matters:

       (i) any past or present member of the Offeror Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, carriage, disposal, discharge, spillage, leakage or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leakage or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Offeror Group and which is material and adverse in the context of the Offeror Group taken as a whole; or

       (ii) there is or is likely to be any liability (whether contingent or otherwise) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Offeror Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, under any environmental legislation, notice, circular or order of any relevant authority or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, in any such case to an extent which is material and adverse in the context of the Offeror Group taken as a whole; or

       (iii) circumstances exist whereby a person or class of persons would be likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Offeror Group which, in any such case, would or could reasonably be expected to be material and adverse in the context of the Offeror Group taken as a whole;

     (k) each of Paul Kelly, Jeremy Ingall and Patrick Kleyn and having before the Effective Date entered into agreements with Offeree to terminate their existing service agreements with Offeree and having entered into or agreed to enter into new service agreements with Offeror, in each case on terms reflecting the terms agreed with them on or prior to May 29, 2001 and otherwise in the terms agreed from time to time between such persons, Offeror and Offeree, in each case subject to the Scheme becoming effective;

     (l) each of Offeror and Michael Fitzgerald, Genelink Holdings Ltd, Radisson Trustees Ltd and Cloverleaf Holdings Limited has executed and delivered on or prior to the Effective Date the new registration rights agreement in the Agreed Terms;

     (m) Michael Fitzgerald and his nominee have been appointed as directors to the board of the Offeror;

     (n) each of Offeree and Offeror has not breached the terms of and has performed its obligations pursuant to the Transaction Agreement, in any such case in all material respects; and

     (o) the engagement letter between Lipe & Co. and Offeree, as amended as of May 27, 2001, remaining in full force and effect, without further amendment.

   4. Offeror reserves the right and shall be entitled, in its absolute discretion, to waive all or any of the conditions set out in paragraph 3 above other than conditions (b), (g), (h), (j) and (m) provided that it will waive conditions (c), (d) and (l) only with Offeree's prior written approval and condition (n) only to the extent that it relates to Offeree or the Offeree's Group. Offeree reserves the right and shall be entitled, in its absolute discretion, to waive all or any of the conditions set out in paragraph 3 above other than conditions (a), (e), (f), (i), (k) and (o) provided that it will waive conditions (c) and (d) only with Offeror's prior written approval and condition (n) only to the extent that it relates to Offeror or the Offeror's Group.

   5. Offeree and Offeror have agreed, subject as stated in paragraph 6 of this Appendix, that the Transaction will also be conditional upon and, accordingly, an office copy of the Final Court Order will only be delivered for registration to the Registrar of Companies in England and Wales if (i) clearances have been received, in a form reasonably acceptable to the Directors of Offeree, from the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 and under section 707 of the Income and Corporation Taxes Act 1988 for transactions involved in the Scheme and (ii) the Transaction qualifies as a tax-free reorganization for U.S. federal income tax purposes under Section 368(a) of the Internal Revenue Code, provided that neither Offeree nor Offeror may otherwise assert that the condition under clause (ii) of this paragraph 5 has not been satisfied if such asserting party is in breach of its obligations under Clause 8.15 of the Transaction Agreement; provided, further, that neither Offeree nor Offeror may otherwise assert that the condition under clause (ii) of this paragraph 5 has not been satisfied if Skadden, Arps, Slate, Meagher & Flom LLP provides an opinion to Offeree and to Offeror to the effect that the Transaction will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

   6. Offeree reserves the right, in its absolute discretion, to waive the condition set out in paragraph 5. Each of Offeror and Offeree reserves the right in its absolute discretion to waive the condition set out in paragraph 5(ii) subject as therein provided.

   The Scheme will not proceed if the proposed Transaction is referred to the Competition Commission before the date of the Court Meeting. In such event, neither Offeror nor any holder of Offeree Shares will be bound by any term of the Scheme.

                                   APPENDIX V

                           EMPLOYMENT AGREEMENT TERMS

                                   SUMMARY OF
                           EMPLOYMENT AGREEMENT TERMS

                                   Paul Kelly

General

   Dr. Kelly has agreed to enter into an employment agreement with Sequenom, Inc. (the "Agreement"), to become effective as of the closing of Gemini Genomics PLC's proposed transaction with Sequenom (the "Closing"). Until the Closing, Dr. Kelly's current Employment Agreement will remain in effect. Dr. Kelly further agrees to terminate his existing Employment Agreement with Gemini immediately prior to the Closing and release all employment related claims under U.K. and U.S. law.

Position and Duties

   Dr. Kelly will serve as an Officer of Sequenom and Executive Vice-President of Sequenom's Biotherapeutics Division with duties that are customarily assigned to such position. Dr. Kelly will serve on the Executive Management Team of Sequenom and will serve on the board of directors of Sequenom's Biotherapeutics Division.

Location

   Dr. Kelly's principal place of employment will be based in Newton, Massachusetts.

Initial Payments

   At the Closing, Sequenom will make a non-refundable payment to Dr. Kelly in the aggregate of $200,000, one-half of which represents a relocation payment and one-half of which represents a sign-on bonus.

Annual Salary and Bonus

   During employment, Dr. Kelly will earn an annual base salary of $270,000 and will be entitled to an annual bonus of up to 50% of his annual base salary. Dr. Kelly will be entitled to a guaranteed minimum bonus of $67,500 for the year ended June 30, 2002. Bonus amounts will be paid to Dr. Kelly on June 30 of each year.

Stock Options

   Sequenom will grant Dr. Kelly an option to purchase 75,000 shares of Sequenom Common Stock (the "Sequenom Shares"), at an exercise price per share equal to the closing price of a share of Sequenom Common Stock as reported on Nasdaq on the Effective Date. Such option will vest in equal monthly installments over a four year period, or earlier upon the completion of milestones to be agreed upon by Sequenom and Dr. Kelly. A portion of the Sequenom Shares will vest upon the completion of each milestone. Assuming all milestones are completed by Dr. Kelly within the first year, 100% of the Sequenom Shares subject to the option will be vested one year from the Effective Date.

Other Benefits

   During his employment, Dr. Kelly will be eligible to participate in all employee benefit, welfare and other plans, practices, policies and programs and fringe benefits of Sequenom on a basis no less favorable than those provided to other similarly situated executives of Sequenom and Sequenom's subsidiaries.

Effect of Termination of Employment

   Dr. Kelly's employment may be terminated by Sequenom without cause only upon 12 months notice (or by making payment in lieu of notice described below). If Sequenom wishes to make payment in lieu of notice, or if Dr. Kelly terminates his employment due to a constructive dismissal (e.g., relocation; diminution in authority, responsibilities, status, etc.; material breach of agreement by Sequenom), Dr. Kelly will be entitled to a severance payment equal to 100% of his then annual base salary.

Other Customary Provisions

   The Agreement will include other customary provisions, such as restrictive covenants and indemnification, substantially similar to the provisions contained in existing employment agreements between Sequenom and its executive officers.

                                   SUMMARY OF
                           EMPLOYMENT AGREEMENT TERMS

                                 Jeremy Ingall

General

   Mr. Ingall has agreed to enter into an employment agreement with Sequenom, Inc. (the "Agreement"), to become effective as of the closing of Gemini Genomics PLC's proposed transaction with Sequenom (the "Closing"). Until the Closing, Mr. Ingall's current Consultancy Agreement will remain in effect. Mr. Ingall further agrees to terminate his existing Consultancy Agreement with Gemini immediately prior to the Closing and release all employment related claims under U.K. and U.S. law.

Position and Duties

   Mr. Ingall will serve as Senior Vice President, Commercial Operations of Sequenom's Biotherapeutics Division with duties that are customarily assigned to such position. Mr. Ingall will serve on the board of directors of Sequenom's Biotherapeutics Divisions.

Location

   Mr. Ingall's principal place of employment will be based in Newton, Massachusetts.

Initial Payments

   At the Closing, Sequenom will make a non-refundable payment to Mr. Ingall in the aggregate of $200,000, one-half of which represents a relocation payment and one-half of which represents a sign-on bonus.

Annual Salary and Bonus

   During employment, Mr. Ingall will earn an annual base salary of $225,000 and will be entitled to an annual bonus of up to 50% of his annual base salary. Mr. Ingall will be entitled to a guaranteed minimum bonus of $56,250 for the year ended June 30, 2002. Bonus amounts will be paid to Mr. Ingall on June 30 of each year.

Stock Options

   Sequenom will grant Mr. Ingall an option to purchase 37,500 shares of Sequenom Common Stock (the "Sequenom Shares"), at an exercise price per share equal to the closing price of a share of Sequenom Common Stock as reported on Nasdaq on the Effective Date. Such option will vest in equal monthly installments over a four year period, or earlier upon the completion of milestones to be agreed upon by Sequenom and Mr. Ingall. A portion of the Sequenom Shares will vest upon the completion of each milestone. Assuming all milestones are completed by Mr. Ingall within the first year, 100% of the Sequenom Shares subject to the option will be vested one year from the Effective Date.

Other Benefits

   During his employment, Mr. Ingall will be eligible to participate in all employee benefit, welfare and other plans, practices, policies and programs and fringe benefits of Sequenom on a basis no less favorable than those provided to other similarly situated executives of Sequenom and Sequenom's subsidiaries.

Effect of Termination of Employment

   Mr. Ingall's employment may be terminated by Sequenom without cause only upon 12 months notice (or by making payment in lieu of notice described below). If Sequenom wishes to make payment in lieu of notice, or if Mr. Ingall terminates his employment due to a constructive dismissal (e.g., relocation; diminution in authority, responsibilities, status, etc.; material breach of agreement by Sequenom), Mr. Ingall will be entitled to a severance payment equal to 100% of his then annual base salary.

Other Customary Provisions

   The Agreement will include other customary provisions, such as restrictive covenants and indemnification, substantially similar to the provisions contained in existing employment agreements between Sequenom and its executive officers.

G Co PLC Options

   Mr. Ingall's option to purchase 250,000 ADRs of G Co PLC stock at a cost of $14.00 each and granted in November, 2000 will be canceled effective as of the Closing and Mr. Ingall will agree to waive his right to a rollover of such option pursuant to Appendix II of the Transaction Agreement between G Co PLC and Sequenom.

                                   SUMMARY OF
                           EMPLOYMENT AGREEMENT TERMS

                                 Patrick Kleyn

General

   Dr. Kleyn has agreed to enter into an employment agreement with Sequenom, Inc. (the "Agreement"), to become effective as of the closing of Gemini Genomics PLC's proposed transaction with Sequenom (the "Closing"). Until the Closing, Dr. Kleyn's current Employment Agreement will remain in effect. Dr. Kleyn further agrees to terminate his existing Employment Agreement with Gemini immediately prior to the Closing and release all employment related claims under U.K. and U.S. law.

Position and Duties

   Dr. Kleyn will serve as Senior Vice President, Research and Development of Sequenom's Biotherapeutics Division with duties that are customarily assigned to such position. Dr. Kleyn will serve on the board of directors of Sequenom's Biotherapeutics Division.

Location

   Dr. Kleyn's principal place of employment will be based in Newton, Massachusetts.

Initial Payments

   At the Closing, Sequenom will make a non-refundable payment to Dr. Kleyn in the aggregate of $50,000, which represents a sign-on bonus.

Annual Salary and Bonus

   During employment, Dr. Kleyn will earn an annual base salary of $195,000 and will be entitled to an annual bonus of up to 50% of his annual base salary. Bonus amounts will be paid to Dr. Kleyn on June 30 of each year.

Stock Options

   Sequenom will grant Dr. Kleyn an option to purchase 37,500 shares of Sequenom Common Stock (the "Sequenom Shares"), at an exercise price per share equal to the closing price of a share of Sequenom Common Stock as reported on Nasdaq on the Effective Date. Such option will vest in equal monthly installments over a four year period, or earlier upon the completion of milestones to be agreed upon by Sequenom and Dr. Kleyn. A portion of the Sequenom Shares will vest upon the completion of each milestone. Assuming all milestones are completed by Dr. Klein within the first year, 100% of the Sequenom Shares subject to the option will be vested one year from the Effective Date.

Other Benefits

   During his employment, Dr. Kleyn will be eligible to participate in all employee benefit, welfare and other plans, practices, policies and programs and fringe benefits of Sequenom on a basis no less favorable than those provided to other similarly situated executives of Sequenom and Sequenom's subsidiaries.

Effect of Termination of Employment

   Dr. Kleyn's employment may be terminated by Sequenom without cause only upon 6 months notice (or by making payment in lieu of notice described below). If Sequenom wishes to make payment in lieu of notice, or if Dr. Kleyn terminates his employment due to a constructive dismissal (e.g., relocation; diminution in authority, responsibilities, status, etc.; material breach of agreement by Sequenom), Dr. Kleyn will be entitled to a severance payment equal to 50% of his then annual base salary.

Other Customary Provisions

   The Agreement will include other customary provisions, such as restrictive covenants and indemnification, substantially similar to the provisions contained in existing employment agreements between Sequenom and its executive officers.

                                  APPENDIX VI

                   FORM OF NEW REGISTRATION RIGHTS AGREEMENT

   This Registration Rights Agreement (the "Agreement") is entered into as of
the      day of                 , 2001, by and among Sequenom, Inc., a Delaware
corporation (the "Company") and Michael Fitzgerald, Genelink Holdings Ltd., Raddison Trustee Ltd., and Cloverleaf Holdings Limited (each an "Investor" and collectively, the "Investors").

                                    Recitals

   Whereas, in connection with the Company's acquisition of Gemini Genomics PLC ("Gemini") by means of a Scheme of Arrangement (the "Transaction") under
Section 425 of the Companies Act 1985 of Great Britain, as amended, pursuant to
that certain Transaction Agreement dated May   , 2001 between the Company and
Gemini (the "Transaction Agreement"), the Investors will acquire an aggregate
of        shares of the Company's Common Stock as set forth on Schedule A hereto;

   Whereas, in furtherance of the Transaction and in satisfaction of a condition under the Transaction Agreement, the parties desire to enter into this Agreement to grant certain registration rights to the Investors; and

   Whereas, the Company has obtained the requisite written consent from the Existing Holders (as defined herein) to grant the registration rights set forth herein to the Investors.

   Now, Therefore, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree hereto as follows:

Section 1. General

   1.1 Definitions. As used in this Agreement the following terms shall have the following respective meanings:

     (a) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     (b) "Existing Holders"means any person owning of record Existing Registrable Securities (as defined herein) or any permitted transferee of such Existing Registrable Securities under that certain Amended and Restated Registration Rights Agreement dated as of December 21, 1998 between the Company and certain stockholders of the Company (the "Existing Registration Rights Agreement").

     (c) "Existing Registrable Securities" means "Registrable Securities" as such term is defined in the Existing Registration Rights Agreement.

     (d) "Form S-3" means such form under the Securities Act as in effect on the date hereof or any successor or similar registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

     (e) "Holder" means any person owning of record Registrable Securities that have not been sold to the public or any assignee of record of such Registrable Securities in accordance with Section 2.7 hereof.

     (f) "Register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

     (g) "Registrable Securities" means (a) the shares of Common Stock of the Company issued to the Investors in connection with the consummation of the Transaction and any of such shares subsequently transferred to any permitted assigns (b) any Common Stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such above-described securities. Notwithstanding the foregoing, Registrable Securities shall not include any securities sold by a person to the public either pursuant to a registration statement, Rule 144 or Rule 145 or sold in a private transaction in which the transferor's rights under Section 2 of this Agreement are not assigned.

     (h) "Registrable Securities then outstanding" shall be the number of shares determined by calculating the total number of shares of the Company's Common Stock that are Registrable Securities hereunder and then issued and outstanding.

     (i) "Registration Expenses" shall mean all expenses (excluding Selling Expenses) incurred by the Company in connection with registrations under Sections 2.1 and 2.2 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements of special counsel for the Holders together with the holders of any other securities of the Company entitled to inclusion in any such registration, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

     (j) "SEC" or "Commission" means the Securities and Exchange Commission.

     (k) "Securities Act" shall mean the Securities Act of 1933, as amended.

     (l) "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale.

     (m) "Special Registration Statement" shall mean (i) a registration statement relating to any employee benefit plan or (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act, including any registration statements related to the resale of securities issued in such a transaction.

Section 2. Registration.

   2.1 Piggyback Registrations.

     (a) The Company shall notify all Holders in writing at least thirty (30) days prior to the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding Special Registration Statements) for its own account or for the account of other stockholders, solely for cash on a form that would also permit the registration of the Registrable Securities, and will afford each such Holder an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall, within thirty (30) days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

     (b) If the registration statement under which the Company gives notice under this Section 2.1 is for an underwritten offering, the Company shall so advise the Holders. In such event, the right of any such Holder to be included in a registration pursuant to this Section 2.1 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the total amount of securities that all Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, request to be included in an underwritten offering exceeds the amount of securities that the underwriters reasonably believe compatible with the success of the offering, the number of shares that may be included in the underwriting shall be allocated, first, to the Company; second, to the Holders together with the Existing Holders on a pro rata basis based on the total number of Registrable Securities and Existing Registrable Securities held by such Holders and Existing Holders; and third, to any other stockholder of the Company on such terms as the Company determines.

     (c) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.1 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with
  Section 2.3 hereof.

     (d) In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the Holders of Registrable Securities registered under such registration statement, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

     2.2 Form S-3 Registration. In case the Company shall receive from any Holder or Holders of Registrable Securities a written request or requests that the Company effect a registration on Form S-3 (or any successor to Form S-3) or any similar short-form registration statement and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will use its best efforts to:

     (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

     (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders (or a holder of any other security of the Company entitled to inclusion in such registration) joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.2:

       (i) if Form S-3 is not available for such offering by the Holders, or

       (ii) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at a reasonably anticipated aggregate price to the public of less than two million dollars ($2,000,000), or

       (iii) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

     (c) Subject to the foregoing, the Company shall use its best efforts to file a Form S-3 registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the requests of the Holders.

   2.3 Expenses of Registration. Except as specifically provided herein, all Registration Expenses incurred in connection with any registration under
Section 2.1 or Section 2.2 herein shall be borne by the Company; provided, however, that, after the first two registrations under Section 2.2, all Registration Expenses shall be borne by the Company, except that all fees and disbursements of a special counsel, if any, shall be borne by the selling Holders, together with any selling Existing Holders. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the holders of the securities so registered pro rata on the basis of the number of shares so registered.

   2.4 Obligations of the Company. Whenever required to effect the registration of any Registrable Securities, the Company shall use its best efforts to:

     (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and cause such registration statement to become effective, and keep such registration statement effective for up to one hundred eighty (180) days or, if earlier, until the Holder or Holders have completed the distribution related thereto.

     (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement for the period set forth in paragraph (a) above.

     (c) Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

     (d) Register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions; and provided further that (anything in this Agreement to the contrary notwithstanding with respect to the bearing of expenses) if any jurisdiction in which the securities shall be qualified shall require that expenses incurred in connection with the qualification of the securities in that jurisdiction be borne by selling stockholders, then such expenses shall be payable by selling stockholders pro rata, to the extent required by such jurisdiction.

     (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

     (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company will use its best efforts to amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

   2.5 Delay of Registration; Furnishing Information.

     (a) No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

     (b) It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 2.1 or 2.2 that the holders selling securities in such registration shall furnish to the Company such information regarding themselves, the securities held by them and the intended method of disposition of such securities as shall be required to effect the registration of such securities.

   2.6 Indemnification. In the event any Registrable Securities are included in a registration statement under Sections 2.1 or 2.2:

     (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder requesting or joining in a registration, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation") by the
  Company: (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including, without limitation, any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or
  (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will reimburse each such Holder, such underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided however, that the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, underwriter or controlling person of such Holder.

     (b) To the extent permitted by law, each Holder joining in a registration will, if Registrable Securities held by such Holder are included in the securities as to which such registration qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, and any underwriter, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse the Company or any such director, officer, controlling person or underwriter for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this Section 2.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 2.6 exceed the net proceeds from the offering received by such Holder.

     (c) Promptly after receipt by an indemnified party under this Section
  2.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this
  Section 2.6, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties. The failure to notify an indemnifying party promptly of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this
  Section 2.6, but the omission so to notify the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.6.

     (d) If the indemnification provided for in this Section 2.6 is unavailable to or insufficient to hold harmless an indemnified party hereunder in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or by such indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the preceding sentence. The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The obligations of the Holders in this Section 2.6(d) to contribute shall be several in proportion to the percentage of the total Registrable Securities registered by them and not joint.

   2.7 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 2 may be assigned by a Holder to a transferee or assignee of Registrable Securities that (a) is a subsidiary, parent, general partner, limited partner, retired partner, member or retired member, stockholder or shareholder of a Holder, (b) is a Holder's family member or trust for the benefit of an individual Holder, or (c) acquires at least twenty thousand (20,000) shares of Registrable Securities (as adjusted for stock splits and combinations); or (d) is an entity affiliated by common control (or other related entity) with such Holder; provided, however, that (i) the transferor shall, within ten (10) days after such transfer, furnish to the Company written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned and (ii) such transferee shall agree to be subject to all restrictions set forth in this Agreement.

   2.8 Mergers, Etc. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to "Registrable Securities" shall be deemed to be references to the securities which the Holders would be entitled to receive in exchange for Registrable Securities under any such merger, consolidation or reorganization; provided, however, that the provisions of this Agreement shall not apply in the event of any merger, consolidation or reorganization in which the Company is not the surviving corporation if the Holders of Registrable Securities are entitled to receive in exchange therefore (i) cash, or (ii) securities of the acquiring corporation which may be immediately sold to the public without registration under the Securities Act.

   2.9 Amendment of Registration Rights. Any provision of this Section 2 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of at least a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section 2.9 shall be binding upon each Holder and the Company.

   2.10 Limitation on Subsequent Registration Rights. After the date of this Agreement, the Company shall not, without the prior written consent of the holders of at least a majority of the Registrable Securities and the Existing Registrable Securities (considered as a single class), enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder registration rights pari passu or senior to those granted to the Holders hereunder, other than the right to a Special Registration Statement.

   2.11 Rule 144 Reporting. With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

     (a) Make and keep public information available, as those terms are understood and defined in Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times;

     (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and

     (c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

Section 3. Miscellaneous.

   3.1 No Violation of Existing Registration Rights Agreement. The Company hereby represents that this Agreement does not violate in any manner the Existing Registration Rights Agreement and that the Company has received all necessary consents pursuant to the terms of the Existing Registration Rights Agreement to enter into this Agreement and to grant the Holders any and all rights hereunder.

   3.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

   3.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of Registrable Securities from time to time; provided, however, that prior to the receipt by the Company of adequate written notice of the transfer of any Registrable Securities specifying the full name and address of the transferee, the Company may deem and treat the person listed as the holder of such shares in its records as the absolute owner and holder of such shares for all purposes, including the payment of dividends or any redemption price.

   3.4 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

   3.5 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

   3.6 Amendment and Waiver.

     (a) Except as otherwise expressly provided, this Agreement may be amended or modified only upon the written consent of the Company and a majority of the Registrable Securities.

     (b) Except as otherwise expressly provided, the obligations of the Company and the rights of the Holders under this Agreement may be waived only with the written consent of the holders of at least a majority of the Registrable Securities.

     (c) For the purposes of determining the number of Holders entitled to vote or exercise any rights hereunder, the Company shall be entitled to rely solely on the list of record holders of its stock as maintained by or on behalf of the Company.

   3.7 Termination of Agreement. A Holder's registration rights shall expire and this Agreement shall terminate if and only to the extent that such Holder or Registrable Securities held by such Holder are no longer subject to limitation on the sale of such Registrable Securities under Rule 144 or Rule 145.

   3.8 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any Holder, upon any breach, default or noncompliance of the Company under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any Holder's part of any breach, default or noncompliance under the Agreement or any waiver on such Holder's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, by law, or otherwise afforded to Holders, shall be cumulative and not alternative.

   3.9 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Company at the address set forth below and to Investor at the address set forth on Schedule A hereto or at such other address as the Company or Investor may designate by ten (10) days advance written notice to the other parties hereto:

   If to the Company, to:

   SEQUENOM, Inc.
   3595 John Hopkins Court
   San Diego, California 92121
   Fax: (858) 202-9205
   Attn: General Counsel

   3.10 Attorneys' Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

   3.11 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

   3.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

   In Witness Whereof, the parties hereto have executed this Registration Rights Agreement as of the date set forth in the first paragraph hereof.

  COMPANY:                                INVESTORS:

  SEQUENOM, INC.


   By: ________________________
      Antonius Schuh, Ph.D.
       President and Chief
       Executive Officer

                                         By: __________________________________
                                                     Michael Fitzgerald

                                          GENELINK HOLDINGS LTD.


                                         By: __________________________________
                                                     Michael Fitzgerald

                                          RADDISON TRUSTEE LTD.


                                         By: __________________________________
                                                     Michael Fitzgerald

                                          CLOVERLEAF HOLDINGS LIMITED


                                         By: __________________________________
                                                     Michael Fitzgerald

            SCHEDULE A TO FORM OF NEW REGISTRATION RIGHTS AGREEMENT

                             SCHEDULE OF INVESTORS

       Name and Address             Registrable Securities
       ----------------             ----------------------
       Michael Fitzgerald
       Genelink Holdings Ltd.
       Raddison Trustee Ltd.
       Cloverleaf Holdings Limited

                                  ATTACHMENT B

                       [Letterhead of Robertson Stephens]

                                  May 25, 2001

Board of Directors
SEQUENOM, Inc.
3595 John Hopkins Court
San Diego, CA 92121

Members of the Board:

   We understand that Gemini Genomics PLC (the "Company") and SEQUENOM, Inc. ("Acquiror") are proposing to enter into a Transaction Agreement (the "Agreement") which will provide, among other things, for the acquisition (the "Transaction") by Acquiror of all outstanding Company Ordinary Shares (as defined below) and Company ADSs (as defined below) pursuant to a scheme of arrangement under Section 425 of the Companies Act 1985 of Great Britain, as amended. Upon consummation of the Transaction, the Company will become a wholly owned subsidiary of Acquiror.

   Under the terms, and subject to the conditions, set forth in a draft of the Agreement dated May 25, 2001 (the "Draft Agreement"), at the effective time of the Transaction, (i) each outstanding ordinary share of the Company (a "Company Ordinary Share") which is not represented by a Company ADS will be converted into the right to receive 0.2 shares (the "Ordinary Share Exchange Ratio") of the common stock of Acquiror, par value $0.001 per share ("Acquiror Common Stock"), and (ii) each outstanding American Depositary Share of the Company (a "Company ADS") subject to the Deposit Agreement, by and among the Company, The Bank of New York, as depositary, and each holder and beneficial owner from time to time of American Depositary Receipts issued thereunder, which represents two Company Ordinary Shares, will be converted into the right to receive 0.4 shares (the "ADS Exchange Ratio") of Acquiror Common Stock. The Ordinary Share Exchange Ratio and the ADS Exchange Ratio are collectively referred to herein as the "Exchange Ratios". The Draft Agreement further provides that the Exchange Ratios will be subject to adjustment such that in no event will the Acquiror issue more than 14,403,870 shares of Acquiror Common Stock in the Transaction. The terms and conditions of the Transaction are set out more fully in the Draft Agreement.

   You have asked us whether, in our opinion, the Exchange Ratios are fair from a financial point of view and as of the date hereof to Acquiror.

   For purposes of this opinion we have, among other things:

    (i) reviewed certain publicly available financial statements and other business and financial information of the Company and Acquiror, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Acquiror prepared by the managements of the Company and Acquiror, respectively;

    (iii) reviewed with the Company and Acquiror certain publicly available research estimates of research analysts regarding the Company and Acquiror;

    (iv) held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations, financial condition and future prospects of both the Company and Acquiror, independently and combined, including discussions with the management of Acquiror concerning cost savings and other synergies that are expected to result from the Transaction as well as discussions with the managements of the Company and Acquiror concerning their views regarding the strategic rationale for the Transaction;

    (v) reviewed the financial terms and conditions set forth in the Draft Agreement;

    (vi) reviewed the price and trading history of Company ADSs and Acquiror Common Stock;

    (vii) compared the financial performance of the Company and the prices and trading activity of Company ADSs with that of certain other publicly traded companies comparable with the Company;

    (viii) compared the financial performance of Acquiror and the prices and trading activity of Acquiror Common Stock with that of certain other publicly traded companies comparable with Acquiror;

    (ix) compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

    (x) compared the premium implied by the Transaction to the premiums paid, to the extent publicly available, in other transactions that we deemed relevant;

    (xi) prepared an analysis of the relative contributions of the Company and Acquiror to the combined company;

    (xii)  prepared a discounted cash flow analysis of the Company;

    (xiii) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

    (xiv) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

   In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the managements of the Company and Acquiror that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for each of the Company and Acquiror that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company and Acquiror, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Transaction will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof and that the Transaction will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles ("GAAP"). We have further assumed that the Transaction will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended and that neither the Company nor the Acquiror will be subject to income tax or other material tax under United Kingdom law in connection with the Transaction. In addition, we have assumed that the historical financial statements of each of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

   This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to Acquiror of the Exchange Ratios. We do not express any opinion as to
(i) the value of any employee agreement or other arrangement entered into in connection with the Transaction, (ii) any tax or other consequences that might result from the Transaction or (iii) what the value of Acquiror Common Stock will be when issued to the holders of the Company Ordinary Shares and the holders of the Company ADSs pursuant to the Transaction or the price at which shares of Acquiror Common Stock may be traded in the future. Our opinion does not address the relative merits of the Transaction and the other business strategies that Acquiror's Board of Directors has considered or may be considering, nor does it address the decision of Acquiror's Board of Directors to proceed with the Transaction.

   We are acting as financial advisor to Acquiror in connection with the Transaction and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Transaction. In addition, Acquiror has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have provided, and may continue to provide, certain financial advisory and investment banking services to the Acquiror for which we have been, and expect to be, compensated, including acting as co-manager for the Acquiror's initial public offering in February 2000. We maintain a market in the shares of Acquiror Common Stock. In the ordinary course of business, we may trade in Acquiror's securities and the Company's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in Acquiror's securities or the Company's securities.

   Our opinion expressed herein is provided for the information of the Board of Directors of Acquiror in connection with its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation to any shareholder of Acquiror or the Company or any holder of Company ADSs as to how such shareholder or holder of Company ADSs should vote, or take any other action, with respect to the Transaction. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

   Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratios are fair to Acquiror from a financial point of view.

                                          Very truly yours,

                                          ROBERTSON STEPHENS, INC.

                                          /s/ Robertson Stephens, Inc.

                                  ATTACHMENT C

                        CERTIFICATE OF AMENDMENT OF THE
                          SECOND AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                               OF SEQUENOM, INC.

   SEQUENOM, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), Does Hereby Certify:

   First: The name of this Corporation is SEQUENOM, Inc.

   Second: The date on which the Second Amended and Restated Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is February 1, 2000.

   Third: This Certificate of Amendment amends certain provisions of the Certificate of Incorporation of the Corporation and has been duly adopted by the Board of Directors in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law ("DGCL"), and further adopted in accordance with the provisions of Sections 228 and 242 of the DGCL by the stockholders of the Corporation.

   Fourth: Article VI of the Second Amended and Restated Certificate of Incorporation shall be amended to add the following sentence at the end of
Article VI:

     "The number of Directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of Directors constituting the Board of Directors."

   Fifth: Article X of the Second Amended and Restated Certificate of Incorporation shall be amended to to add the following sentences at the end of
Article X:

   "Notwithstanding any other provisions of this Second Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the corporation required by law or by this Second Amended and Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles VI and X."

   In Witness Whereof, SEQUENOM, Inc. has caused this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation to be signed by
its President and attested to by its Secretary this       of         2001.

                                          SEQUENOM, INC.

                                          By: _________________________________
                                            Antonius Schuh
                                            Chief Executive Officer and
                                             President

Attest:

_____________________________________
Stephen L. Zaniboni
Senior Vice President, Chief
 Financial Officer
and Secretary

                                  ATTACHMENT D

                                  AMENDMENT TO
                                RESTATED BYLAWS
                                       OF
                                 SEQUENOM, INC.

   The undersigned, being the duly appointed and acting Secretary of SEQUENOM, INC., a Delaware corporation, hereby attests and verifies that the following resolution was duly approved by the Board of Directors and by the stockholders
of the corporation on       , 2001, as required under the Restated Bylaws of
the corporation:

   Resolved, that Section 1 of Article III of the corporation's Bylaws be, and it hereby is, amended to read as follows:

   1. The fourth, fifth and sixth sentences of Section 1 of Article III, which read as follows, are to be deleted in their entirety:

     "The number of directors that shall constitute the whole board shall not be less than four (4) nor more than seven (7). The number of Directors which shall constitute the whole Board shall be fixed by resolution of the Board of Directors, with the number initially fixed at five (5). The number of Directors shall be determined by resolution of sixty-six and two-thirds percent (66 2/3%) of the Directors then in office or by sixty-six and two-thirds percent (66 2/3%) of the stockholders at the annual meeting of the stockholders, and each Director elected shall hold office until his or her successor is elected and qualified."

   2. The following sentence should be added after the third sentence of
Section 1 of Article III as a replacement of the text set forth above:

     "The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation."

                            CERTIFICATE OF SECRETARY

   I, the undersigned, certify that I am the presently elected and acting Secretary of SEQUENOM, INC., a Delaware corporation, and the above amendment to the corporation's Restated Bylaws was adopted at a duly called meeting of the Board of Directors held on May 25, 2001 and by the stockholders of the
corporation on        , 2001.

                                          _____________________________________
                                          Stephen L. Zaniboni
                                          Senior Vice President, Chief
                                          Financial Officer and Secretary

                                      D-1